Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281113

PROSPECTUS

5,000,000 Shares of Common Stock

This prospectus relates to the registering and resale by the selling stockholder named under the heading “Selling Stockholder” in this prospectus (which term as used in this prospectus includes its respective transferees, pledgees, distributees, donees and successors-in-interest, each a “selling stockholder” and, collectively, the “selling stockholders”) of up to 5,000,000 shares of common stock, par value $0.0001 per share, of Serve Robotics Inc. (the “Company”), which includes: (i) 2,500,000 shares of our common stock issuable upon exercise of the pre-funded warrants (the “Pre-Funded Warrants”) issued to Armistice Capital Master Fund Ltd. (“Armistice”) in connection with a private placement of warrants and pre-funded warrants, as more fully described herein (the “July 2024 PIPE”) and (ii) 2,500,000 shares of our common stock issuable upon exercise of the warrants (the “Investor Warrants,” and together with the Pre-Funded Warrants, the “July 2024 PIPE Warrants”) issued to Armistice in connection with the July 2024 PIPE.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder. However, we will receive the proceeds of any cash exercise of the July 2024 PIPE Warrants. The selling stockholder may sell the shares of common stock offered by this prospectus from time to time through the means described in this prospectus under the caption “Plan of Distribution.”

We will bear all costs, expenses and fees in connection with the registration of the shares of common stock. The selling stockholder will bear all discounts, concessions, commissions and similar selling expenses, if any, attributable to their respective sales of the shares of common stock.

Our common stock is currently traded on The Nasdaq Capital Market, LLC (“Nasdaq”) under the ticker symbol “SERV”. On July 30, 2024, the last reported sale price of our common stock on Nasdaq was $15.00 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated August 6, 2024.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to which the selling stockholder may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. We will not receive any proceeds from the sale by the selling stockholder of the securities offered by them described in this prospectus.

We have not, and the selling stockholder has not, authorized anyone to give you any information other than the information contained in this prospectus, the information incorporated by reference herein, any applicable prospectus supplement or any free writing prospectus filed with the SEC. We and the selling stockholder take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For Non-U.S. Investors

Neither we nor the selling stockholder have done anything that would permit this offering or possession or distribution of this prospectus, any prospectus supplement or free writing prospectus filed with the SEC, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any prospectus supplement or free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any prospectus supplement or free writing prospectus outside the United States.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of our Business,” includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “will,” “could,” “project,” “target,” “potential,” “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

●	our ability to protect and enforce our intellectual property and the scope and duration of such protection;

●	our reliance on third parties, including suppliers, delivery platforms, brand sponsors, software providers and service providers;

●	our ability to operate in public spaces and any errors caused by human supervisors, network connectivity or automation;

●	our robots’ reliance on sophisticated software technology that incorporates third-party components and networks to operate and our ability to maintain licenses for this software technology;

●	our ability to commercialize our products at a large scale;

●	the competitive industry in which we operate which is subject to rapid technological change;

●	our ability to raise additional capital to develop our technology and scale our operations;

●	developments and projections relating to our competitors and our industry;

●	our ability to adequately control the costs associated with our operations;

●	the impact of current and future laws and regulations, especially those related to personal delivery devices;

●	potential cybersecurity risks to our operational systems, infrastructure and integrated software by us or third-party vendors;

●	our ability to continue as a going concern; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus, in any applicable prospectus supplement and in any related free writing prospectus.

Any forward-looking statement in this prospectus, in any applicable prospectus supplement and in any related free writing prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our business, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus and the documents that we reference therein and have filed with the SEC as exhibits thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus contains, and any applicable prospectus supplement and any related free writing prospectus may contain, estimates, projections and other information concerning our industry, our business and the markets for certain robotics. Information based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained these industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources that we believe to be reliable. In some cases, we do not expressly refer to the sources from which such data are derived.

iii

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the securities covered by this prospectus. For a more complete understanding of the Company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, any related prospectus supplement and any related free writing prospectus, including the information set forth in the section titled “Risk Factors” in this prospectus, any related prospectus supplement and any related free writing prospectus in their entirety before making an investment decision.

All references to “Serve” refer to Serve Operating Co. (formerly known as Serve Robotics Inc.), a privately held Delaware corporation and our direct, wholly-owned subsidiary. Unless otherwise stated or the context otherwise indicates, references to the “Company,” “we,” “our,” “us” or similar terms refer to Serve Robotics Inc. (formerly named Patricia Acquisition Corp.) together with its wholly-owned subsidiary, Serve. Serve holds all material assets and conducts all business activities and operations of Serve Robotics Inc.

This prospectus includes a number of technical terms. Please see “Glossary of Terms and Abbreviations” beginning on page 50.

Our Company

We are on a mission to deliver a sustainable future by transforming how goods move among people.

We have developed an advanced, AI-powered robotics mobility platform, with last-mile delivery in cities as its first application. According to the U.S. Bureau of Transportation Statistics in 2017, 45% of car trips in the United States are taken for shopping and errands, and in 2019, FedEx stated that over 60% of merchants’ customers live within three miles of a store location. By eliminating unnecessary car traffic, and by reducing the cost of last-mile transportation, we aim to reshape cities into sustainable, safe and people-friendly environments, with thriving local economies.

Our first product is a low-emissions robot that serves people in public spaces, starting with last-mile food delivery. In 2017, our core technology development began with our co-founders and a growing product and engineering team. In 2020, the team launched a fleet of sidewalk delivery robots (hereafter simply referred to as “delivery robots”) in Los Angeles performing contactless deliveries during the COVID-19 pandemic shutdowns. By the end of that year, our robots had successfully completed over 10,000 commercial deliveries for Postmates Inc. (collectively with its affiliated entities, “Postmates”) in California, augmenting Postmates’ fleet of human couriers.

Postmates was acquired by Uber Technologies, Inc. (“Uber”) in 2020, and in February of 2021, Uber’s leadership team agreed to contribute the intellectual property developed by the team and assets relating to this project to Serve. In return for this contribution and an investment of cash into the Company, Uber acquired a minority equity interest in the business. By the end of the first quarter of 2021, the majority of the team that had worked on this project at Postmates joined us as full-time employees.

After spinning off from Uber in 2021, we established a commercial partnership with Uber, with deliveries starting in January 2022 on a small scale. In May 2022, Uber announced a pilot program with us, and by June, it executed a commercial-scale agreement with us to deploy up to 2,000 of our robots across the United States.

Our current fleet consists of over 100 robots, and we plan to expand our fleet by building and deploying hundreds of new robots in the coming years after raising additional capital. We have platform-level integrations with the Uber Eats division of Uber and 7-Eleven, Inc. Our strategic investors include NVIDIA, Uber, 7-Ventures and Delivery Hero’s corporate venture units, alongside other world-class investors.

Because we started within a food delivery company, our team comes with a depth of expertise in food delivery. Additionally, our engineering team has extensive experience in AI, automation and robotics. Our leadership team includes veterans from Uber, Postmates, Waymo, Apple Inc., Blue Origin, LLC, GoPro, Inc., GoDaddy Inc. and Anki, Inc. We believe our expertise positions us to service the ever-growing on-demand delivery market, including food delivery.

Based on our proprietary historical delivery data, approximately half of all food delivery distances in the United States are less than 2.5 miles, making these deliveries well-suited to delivery by sidewalk robots. We provide a robotic delivery experience that can delight customers, improve reliability for merchants and reduce traffic congestion and vehicle emissions. Moreover, at scale with full utilization and high autonomy, we believe our robots have the potential to reduce average delivery cost to under $1.00, lower than delivery cost by human couriers today, making on-demand delivery more affordable and accessible in the areas in which we operate. In fact, according to a 2024 ARK Invest report, by using automation to reduce delivery costs, the potential market for food and parcel delivery by robots and drones may grow to as much as $450 billion globally in 2030.

Recent Developments

July 2024 PIPE

On July 23, 2024, we entered into a Securities Purchase Agreement with Armistice for a private placement offering of the Pre-Funded Warrants and accompanying Investor Warrants. Pursuant to the Securities Purchase Agreement, we sold 2,500,000 Pre-Funded Warrants, with each Pre-Funded Warrant exercisable for one share of Common Stock, together with Investor Warrants to purchase up to 2,500,000 shares of Common Stock. Each Pre-Funded Warrant and accompanying Investor Warrant were sold together at a combined offering price of $5.9999.

Summary Risk Factors

Investing in our common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

●	Because we are an early-stage company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

●	We have a limited operating history, which may make it difficult to evaluate our business and prospects.

●	If we fail to effectively manage our growth, we may not be able to design, develop, manufacture, market and launch new generations of our robotic systems successfully.

●	A significant portion of our revenue is concentrated with a limited number of customers.

●	Our future revenue plans rely on partnering with third-party delivery platforms, brand sponsors and/or direct sales to merchants.

●	Failure of our service providers or disruptions to our outsourcing relationships might negatively impact our ability to conduct our business.

●	Our robots operate in public spaces and any errors caused by human supervisors, network connectivity issues, third-party software or automation may adversely affect our commercial relationships.

●	Our robots rely on sophisticated software technology that incorporates third-party components and networks to operate, and the inability to maintain licenses for this software technology, errors in the software we license or the terms of open-source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

●	The benefit of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way.

●	We have limited experience commercializing our products at a large scale and may not be able to do so efficiently or effectively.

●	We are substantially reliant on our relationships with suppliers and service providers for the parts and components in our robots, as well as for the manufacture of our robots. If any of these suppliers or service partners choose to not do business with us, we would have significant difficulty in procuring and producing our robots and our business prospects would be significantly harmed.

●	The evolving regulations around personal delivery devices (“PDDs”) could materially impact our business and growth prospects in new markets.

●	Defects, glitches or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and could cause significant safety concerns, each of which could adversely affect our results of operations, financial condition and our reputation.

●	Even if our products perform properly and are used as intended, if operators sustain any injuries while using our products, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

●	We operate in a competitive industry that is subject to rapid technological change, and competitors may have or attain more resources and/or greater market recognition than we do.

●	If we cannot protect, maintain and, if necessary, enforce our intellectual property rights, our ability to develop and commercialize products will be adversely impacted.

●	Security breaches and other disruptions could compromise our proprietary information and expose us to liability, which would cause our business and reputation to suffer.

●	Our business plans require a significant amount of capital. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or contain terms unfavorable to us or our investors.

●	We will be required to raise additional capital in order to develop our technology and scale our commercial delivery operations. However, we may be unable to raise additional capital needed to fund and grow our business.

●	If use of the internet via websites, mobile devices and other platforms, particularly with respect to online food ordering, does not continue, our business and growth prospects will be harmed.

●	Our products and services are disruptive to the delivery services industries, and important assumptions about the market demand, pricing, adoption rates and sales cycle, for our current and future products and services may be inaccurate.

●	Even if we successfully market our products and services, the purchase or subscription, adoption and use of the products and services may be materially and negatively impacted if our customers resist the use and adoption of the products and services.

●	Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

●	We, any manufacturing partners, and suppliers may rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

●	We may be unable to adequately control the costs associated with our operations.

●	Our ability to manufacture products of sufficient quality on schedule in the future is uncertain, and delays in the design, production and launch of our products could harm our business, prospects, financial condition and operating results.

●	We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and data processed by us or third-party vendors.

●	We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as amended (the “Sarbanes-Oxley Act”), on the effectiveness of our internal controls over financial reporting;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until December 31, 2028, which is the last day of the fiscal year following the fifth anniversary of the first sale of our common stock pursuant to an effective registration statement in 2023. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We were incorporated in the State of Delaware as Patricia Acquisition Corp. on November 9, 2020. On July 31, 2023, Serve Acquisition Corp. merged with and into Serve (the “Merger”). Following the Merger, Serve was the surviving entity and became our wholly-owned subsidiary, and all of the outstanding stock of Serve was converted into shares of our common stock. The business of Serve became our business as a result of the Merger. Following the consummation of the Merger, Serve changed its name to “Serve Operating Co.” and we changed our name to “Serve Robotics Inc.”

Prior to the Merger, Patricia Acquisition Corp. was a “shell” company registered under the Exchange Act, with no specific business plan or purpose until it began operating the business of Serve following the closing of the Merger.

Our principal executive offices are located at 730 Broadway, Redwood City, California 94063. Our telephone number is (818) 860-1352. Our website address is http://www.serverobotics.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

All trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

THE OFFERING

Common stock offered by selling stockholder	5,000,000 shares of common stock

Common stock outstanding	36,849,901 shares of common stock (39,349,901 shares of common stock if the Pre-Funded Warrants are exercised)

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder. However, we will receive the proceeds of any cash exercise of the July 2024 PIPE Warrants. See “Use of Proceeds” for additional information.

Offering price	The selling stockholder may sell their shares of common stock pursuant to this prospectus through public transactions at prevailing market prices or at privately negotiated prices.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq trading symbol	“SERV”

The number of shares of common stock outstanding is based on an aggregate of 36,849,901 shares outstanding as of July 26, 2024, and excludes:

●	2,500,000 shares of common stock issuable upon the exercise of the Pre-Funded Warrants with an exercise price of $0.0001 per share;

●	2,500,000 shares of common stock issuable upon the exercise of the Investor Warrants with an exercise price of $6.00 per share;

●	1,501,341 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2024 that were subject to options originally granted under the Serve Robotics Inc. 2021 Stock Plan (the “2021 Plan”), with a weighted-average exercise price of $0.61 per share;

●	1,327,994 shares of common stock available for issuance under the Serve Robotics Inc. 2023 Equity Incentive Plan (the “2023 Plan”) as of March 31, 2024;

●	outstanding Bridge Warrants (as defined herein) to purchase an aggregate of 468,971 shares of our common stock with an exercise price of $3.20 per share as of March 31, 2024;

●	outstanding Bridge Broker Warrants (as defined herein) to purchase an aggregate of 74,662 shares of our common stock with an exercise price of $3.20 per share as of March 31, 2024;

●	outstanding Placement Agent A Warrants (as defined herein) to purchase an aggregate of 153,909 shares of our common stock with an exercise price of $4.00 per share as of March 31, 2024;

●	outstanding Placement Agent B Warrants (as defined herein) to purchase an aggregate of 125,000 shares of our common stock with an exercise price of $0.001 per share as of March 31, 2024; and

●	outstanding warrants to purchase an aggregate of 142,730 shares of our common stock at the exercise price of $3.89 per share as of March 31, 2024 assumed by us in connection with the Merger.

Except as otherwise indicated, all information in this prospectus:

●	reflects the issuance of 10,000,000 shares of our common stock in the Public Offering in April 2024;

●	assumes no exercise of outstanding options subsequent to March 31, 2024; and

●	assumes no vesting of restricted stock unit awards subsequent to March 31, 2024.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information set forth in this prospectus, you should carefully consider the risk factors discussed below when considering an investment in our common stock and any risk factors that may be set forth in the applicable prospectus supplement, any related free writing prospectus, as well as the other information contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline, and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

Because we are an early-stage company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We are an early-stage company. We were formed and commenced operations in January 2021. We face all the risks faced by newer companies, including significant competition from existing and emerging competitors, some of which are established and have better access to capital. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We have not been profitable to date, and we expect operating losses for the near future. During the three months ended March 31, 2024, we generated $0.9 million in revenue and incurred a net loss of $9.0 million. During the years ended December 31, 2023 and 2022, we generated revenue of $0.21 million and $0.11 million, respectively, and we incurred net losses of approximately $24.81 million and $21.86 million, respectively. There can be no assurance that we will not continue to incur net losses in the future. We may not succeed in expanding our customer base and product offerings and even if we do, we may never generate revenue that is significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Furthermore, we may not be able to control overhead expenses even where our operations successfully expand. Our failure to become and remain profitable would depress our value and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations.

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

We face the risks associated with businesses in their early stages, with limited operating histories and whose prospects are hard to evaluate. Any evaluation of our business and our prospects must be considered in light of the uncertainties, delays, difficulties and expenses commonly experienced by companies at this stage, which generally include unanticipated problems and additional costs relating to the development and testing of products, product approval or clearance, regulatory compliance, production, product introduction and marketing and competition. For example, we have incurred losses for each of the past few years, driven mainly by our investments in research and development costs. Many of these factors are beyond the control of our management. In addition, our performance will be subject to other factors beyond our control, including general economic conditions and conditions in the robotics industry. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. For the year ended December 31, 2023, the date of our last audited financial statements, we generated $0.21 million in revenue, and we sustained a net loss of $24.81 million. We had an accumulated deficit of $68.33 million as of December 31, 2023. Our ability to continue as a going concern until we reach profitability is dependent upon our ability to generate cash from operating activities and to raise additional capital to fund our operations. While we were successful in raising a cumulative total of approximately $60.0 million in debt and equity financing from January 1, 2024 through July 26, 2024, our ongoing operational expenses are now approximately $2.4 million per month without yet generating any material corresponding revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

If we fail to effectively manage our growth, we may not be able to design, develop, manufacture, market and launch new generations of our robotic systems successfully.

We intend to invest significantly in order to expand our business. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, financial condition and operating results. We intend to expand our operations significantly. We expect our expansion to include:

●	expanding the management, engineering and product teams;

●	identifying and recruiting individuals with the appropriate relevant experience;

●	hiring and training new personnel;

●	launching commercialization of new products and services;

●	forecasting production and revenue;

●	entering into relationships with one or more third-party design manufacturing partners and third-party contract manufacturers and/or expanding our internal manufacturing capabilities;

●	controlling expenses and investments in anticipation of expanded operations;

●	carrying out acquisitions and entering into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships;

●	expanding and enhancing internal information technology, safety and security systems;

●	conducting demonstrations;

●	entering into agreements with suppliers and service providers; and

●	implementing and enhancing administrative infrastructure, systems and processes.

Should achieved market penetration warrant, we intend to continue to hire a significant number of additional personnel, including engineers, design, production, operations personnel and service technicians for our robotic systems and services. Because of the innovative nature of our technology, individuals with the necessary experience may not be available to hire, and as a result, we will need to expend significant time and expense, to recruit and retain experienced employees and appropriately train any newly hired employees. Competition for individuals with experience designing, producing and servicing robots and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in companies’ interests in our robotic delivery and branding services, companies’ available dollars to invest in our services, general economic conditions, our ability to market our company to companies, headcount and other operating costs and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

A significant portion of our revenue is concentrated with a limited number of customers.

A significant portion of our revenue is concentrated with a limited number of customers. During the three months ended March 31, 2024, one customer accounted for 90% of the Company’s revenue and accounted for 83% of the Company’s accounts receivable. In the same period in 2023, a different customer accounted for 50% of the Company’s revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. If either of our significant customers were to breach, cancel or amend our agreements with them, it may have an outsized effect on our revenue, cash on hand and profitability. In addition, we may have an increased interest in accepting less favorable terms of any amendment as a result.

We are dependent on general economic conditions.

Our business model is dependent on companies purchasing our robotic delivery and branding services. Our business model is thus dependent on national and international economic conditions. Uncertain economic conditions have created volatility in the U.S. Such adverse national and international economic conditions may reduce the future availability of dollars companies have to spend on our services, which would negatively impact our revenues and possibly our ability to continue operations. For example, rising labor costs in recent years have led to increased interest in last-mile automation, while higher interest rates have resulted in a decrease in investment activity and overall capital allocation to hardware startups. The worsening of global economic conditions has in the past adversely affected, and could in the future, adversely affect our business, financial condition or results of operations, and the worsening of economic conditions in certain specific regions of the country could impact the expansion and success of our business in such areas.

Our directors may be engaged in a range of business activities that could result in conflicts of interest.

We may be subject to various potential conflicts of interest because some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties owed to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. In addition, we may also become involved in other transactions which conflict with the interests of our directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which we may be dealing, or which may be seeking investments similar to those desired by us. The interests of these persons could conflict with our interests. For example, one of our directors, James Buckly Jordan, currently serves as a director, officer or advisor to multiple companies, including Miso Robotics and Vebu Labs, that compete in our industry, robotics and automation.

Unfavorable changes in interest rates and foreign currency exchange rates may adversely affect our financial condition, liquidity and results of operations.

Fluctuations in interest rates and foreign exchange rates may negatively impact our business. These rates are highly sensitive to many factors beyond our control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Any of such widespread economic conditions could negatively impact our supply chain partners and the industry as a whole, which could materially decrease our profits and cash flow. We have experienced increased costs in acquiring parts for our robots as a result of the global semiconductor industry facing shortages in supply as well as inflation and increased interest rates. We, or our supply chain partners, could continue to increase prices as a result of other adverse macroeconomic conditions.

The inability of our supply chain to deliver certain key electrical components, such as semiconductors, could materially adversely affect our business, financial condition and results of operations.

Certain highly complex components used to manufacture our robots are obtained from single or limited sources that we may have to compete for with other participants in the robotics, consumer electronics and automotive markets. If our supply chain fails to deliver products to us in sufficient quality and quantity on a timely basis, we will be challenged to meet our target production and development timelines and could incur significant additional expenses for expedited freight and other related costs. Our supply chain may also be adversely impacted by events outside of our control, including macroeconomic events, trade restrictions and economic recessions. For example, throughout 2022 and 2023, we experienced delays in supply chain deliveries, extended lead times and shortages of key components. Supply chain disruptions have delayed, and may continue to delay, the timing of production and maintenance of our robots, which in turn could negatively impact our business, results of operations and financial condition.

Our robots are reliant on semiconductors. In recent years, there has been an ongoing shortage of semiconductors. The semiconductor supply chain is complex, with capacity constraints occurring throughout. We have and will continue to work closely with our suppliers to minimize any potential adverse impacts of the global semiconductor chip shortage and monitor the availability of semiconductor chips and other key components and any other supply chain inefficiencies that may arise. In an effort to mitigate these risks, in some cases, we may have to incur higher costs due to investment in supply chain resiliency and to secure available inventory or make non-cancellable purchase commitments with semiconductor suppliers, which introduce inventory risk if our forecasts and assumptions prove inaccurate. Furthermore, if we are not able to mitigate the impact of the semiconductor chip shortage, any direct or indirect supply chain disruptions may have a material adverse impact on our business, financial condition and results of operations.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

We are an innovative technology company. We may not be able to locate or attract qualified individuals for important positions, such as software engineers, robotics engineers, machine vision and machine learning experts and others, which could affect our ability to grow and expand our business. We may also face intense competition for qualified individuals from numerous other companies, including other similarly situated technology companies, many of whom have greater financial and other resources than we do.

In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. For example, we recently appointed a new Chief Financial Officer, effective April 29, 2024, and there may be future changes to our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who can meet our technical, operational and managerial requirements, on a timely basis or at all, our business, results of operation and financial condition could be adversely affected.

Litigation or legal proceedings could expose us to significant liabilities, occupy a considerable amount of our management’s time and attention and damage our reputation.

We may, from time to time, be a party to various litigation claims and legal proceedings. We will evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. Claims made or threatened by our suppliers, distributors, customers, competitors or current or former employees could adversely affect our relationships, damage our reputation or otherwise adversely affect our business, financial condition or results of operations. The costs associated with defending legal claims and paying damages could be substantial. Our reputation could also be adversely affected by such claims, whether or not successful.

Our future revenue plans rely on partnering with third-party delivery platforms, brand sponsors and/or direct sales to merchants.

Our largest stream of projected revenue comes from maximizing utilization of our robots to perform deliveries. We may be unable to maximize utilization due to a variety of reasons, including insufficient merchant participation, platform partner matching algorithms, failure to deliver a commercial grade product and a lack of product acceptance by merchants and/or delivery recipients. To date, we have been able to continually increase our robot utilization in our partnership with Uber driven by the continued improvement in our integration, high merchant participation and widespread product acceptance by users of the Uber platform. We have not yet achieved such levels of utilization with our other partners because those integrations are less complete. To best achieve profitability, we would need to continue to improve our utilization targets with Uber above current levels and maintain those levels with other partners as well. As this requires cooperation by third parties, there is no guarantee that it will be achieved within a specific timeframe.

Our financial projections also anticipate generating revenues from brand sponsors who would pay to place their branding on our robots as a form of out-of-home (“OOH”) branding. OOH branding on robots is a new phenomenon and as such, an unproven model. To date, for our limited number of robots, we have been able to run periodic OOH advertising campaigns with several brands in varying sectors including real estate, fashion and entertainment, with 22% and 50% of our revenues for the years ended December 31, 2023 and December 31, 2022, respectively, coming from OOH advertising. In the future, if we are unable to realize these sales, our business model and go-to-market strategy will be jeopardized.

Failure of our service providers or disruptions to our outsourcing relationships may negatively impact our ability to conduct our business.

Certain of our remote piloting services are currently provided by third-party vendors, and sometimes from service centers outside of the United States. Services provided pursuant to arrangements with these third-party vendors could be disrupted due to events outside of their control such as power failures, cybersecurity incidents, internet traffic congestion or increased latency or deterioration in their economic condition. Similarly, the expiration of agreements associated with such arrangements or the transition of services between providers could lead to loss of institutional knowledge or service disruptions. While we have not experienced material impact of such disruptions to date, our reliance on others as service providers could have a material adverse effect on our business, financial condition, results of operations and cash flows in the future.

Our robots operate in public spaces and any errors caused by human supervisors, network connectivity issues, third-party software or automation may adversely affect our commercial relationships.

Our ability to attract and retain customers (including merchants, platform partners and brand sponsors) is heavily dependent on our ability to provide a safe and reliable service. Our safety and security track record has been instrumental in helping us attract and retain our existing customers. Because we operate on public sidewalks, the performance of our robots is highly visible and we have to maintain the highest standards for public safety. Our operating procedures and automated systems are designed to ensure that our robots yield the right of way to vehicles, pedestrians, and other sidewalk and road users. Examples include only crossing controlled intersections during a pedestrian “walk” signal and slowing down or stopping if a pedestrian approaches the robot from any direction. Our partners, such as Uber, require timely reporting of any material safety incidents, and if they are not able to ascertain our ability to maintain safe operations, our commercial relationships may be jeopardized. To date, we have not experienced material safety incidents nor have our partners raised any concerns about our safety standards and track record. However, any actual or perceived public safety incidents that may be caused by our human supervisors, network connectivity issues, third-party software or automation may put our commercial relationships and financial viability at risk.

Our robots rely on sophisticated software technology that incorporate third-party components and networks to operate, and the inability to maintain licenses for software technology, errors in the software we license or the terms of open-source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

Our robots require certain third-party software and networks to function safely and effectively, and our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business. Furthermore, performance degradation or lack of access to such software and networks can result in poor delivery performance or even grounding of our entire fleet until it is resolved, which could adversely impact our ability to continue our operations.

Additionally, the software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition and results of operations.

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way.

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way. We cannot be sure that alternative technologies or improvements to artificial intelligence, industrial automation or other technologies, processes or industries will not match or exceed the benefits of our products or be more cost effective than our products. The development of any alternative technology that can compete with or supplant our products may materially and adversely affect our business, prospects, financial condition and operating results, including in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced products, which could result in the loss of competitiveness of our robotic systems and solutions, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to new or changing technologies. While we plan to upgrade and adapt our robotic systems and solutions as we or others develop new technology, our robotic systems and solutions may not compete effectively with alternative products if we are not able to source and integrate the latest technology into our systems and solutions.

We have limited experience commercializing our products at a large scale and may not be able to do so efficiently or effectively.

We have limited experience commercializing robotic systems at a large scale and may not be able to do so efficiently or effectively. A key element of our long-term business strategy is the continued growth in sales, marketing, training, customer service and maintenance and servicing operations, including hiring personnel with the necessary experience. Managing and maintaining these operations is expensive and time consuming, and an inability to leverage such an organization effectively or at all could inhibit potential sales or subscriptions and the penetration and adoption of our products into new markets. In addition, certain decisions we make regarding staffing in these areas in our efforts to maintain an adequate spending level could have unintended negative effects on our revenues, such as by weakening the sales, marketing and maintenance and servicing infrastructures or lowering the quality of customer service.

We are substantially reliant on our relationships with suppliers and service providers for the parts and components in our robots, as well as for the manufacture of our robots. If any of these suppliers or service partners choose to not do business with us, we would have significant difficulty in procuring and producing our robots and our business prospects would be significantly harmed.

Our robots contain hundreds of components which are assembled by third-party manufacturing partners. Collaboration with third parties for the manufacturing of robots is subject to risks with respect to operations that are outside our control. Global supply chain problems directly impact our ability to obtain these components cost-effectively. We could experience delays to the extent our current or future partners do not continue doing business with us, meet agreed upon timelines, experience capacity constraints or otherwise are unable to deliver components or manufacture robots as expected. For example, we have had to delay increasing the number of robots in our fleet due to previous third-party supply restraints. Serve has an agreement with a leading LIDAR vendor to purchase LIDARs at highly competitive prices within a limited timeframe. Failure to leverage this agreement, or secure similar supplier agreements for components that may face availability constraints due to supply chain disruptions could result in higher prices for those components, which in turn could increase the cost of manufacturing robots and result in an adverse financial impact to our delivery economics.

There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partner manufacturers’ robots or other robots manufactured by the same partner. In addition, although we intend to be involved in material decisions in the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will be able to maintain high quality standards.

We may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business.

The evolving regulations around PDDs could materially impact our business and growth prospects in new markets.

Sidewalk robots, as opposed to autonomous vehicles operating on public streets, are not by default prohibited from operations in most jurisdictions. But there is no guarantee that the current permissive environment will not change in the future, especially as more sidewalk robots get deployed. While we currently have the requisite permits and support from local municipalities in areas we operate, any change in regulations or permit requirements could adversely impact our business. Therefore, we proactively engage with lawmakers, academics, standards-setting organizations, urban planning nonprofits, disability rights advocates, senior citizen organizations and regional bicycle coalitions to anticipate and mitigate potential regulatory challenges.

Over a dozen states across the United States have enacted legislation regulating PDDs, using a definition that includes sidewalk robots such as ours. While these regulations have been largely industry-friendly and intended to streamline the rollout of PDDs in those jurisdictions, they are not yet uniform and may present some challenges as we seek to deploy in new markets. For example, Washington State and the District of Columbia have a 100-pound unladen weight restriction and the City of Santa Monica prohibits the operation of autonomous devices on sidewalks, that would require amending in order for us to expand into those jurisdictions.

Furthermore, the cellular network and radio systems contained in our robots are regulated by the Federal Communications Commission (the “FCC”), which allocates cellular and wireless bandwidth to ensure minimal conflict between operators. And the battery packs within our robots use custom lithium-ion cells. The transportation and effective storage of lithium-ion batteries is tightly regulated by the U.S. Department of Transportation (the “DOT”) and other regulatory bodies. Any failure to comply with the DOT’s storage and transport requirements or the FCC’s regulations on wireless communications could result in fines, loss of permits and licenses or other regulatory consequences, which could limit our ability to manufacture and deliver our robotic systems and negatively affect our business, prospects, financial condition, results of operations and cash flows.

Content-based restrictions on outdoor advertising, which may include advertising featured on our sidewalk robots, by regulators may restrict the categories of content that we can display on our sidewalk robots.

Restrictions on outdoor advertising of certain products, services or other content are or may be imposed by laws and regulations in cities, counties or states. For example, tobacco products have been effectively banned from outdoor advertising in most U.S. jurisdictions. Further, certain municipalities may limit outdoor advertising. Content-based restrictions could cause a reduction in our content revenues by limiting the content partners we are able to provide advertising services to and, more broadly, such restrictions or any expanded restrictions could limit our ability to advertise on our sidewalk robots, which could have an adverse effect on our business, financial condition and results of operations.

Defects, glitches or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and could cause significant safety concerns, each of which could adversely affect our results of operations, financial condition and our reputation.

The design, manufacture and marketing of our products involve certain inherent risks. Manufacturing or design defects, glitches, malfunctions, connectivity issues between the central processing unit and peripheral vehicle subsystems, operator errors, unanticipated use of our robotic systems and inadequate disclosure of risks relating to the use of sidewalk robots, among other inherent risks, can lead to injury, property damage or other adverse events. We conduct extensive testing of our units, in some instances in collaboration with our customers, to ensure that any such issues can be identified and addressed in advance of commercial launch of the products. However, there can be no assurance that we will be able to identify all such issues or that, if identified, efforts to address them will be effective in all cases.

In addition, if the manufacturing of our products is outsourced, we may not be aware of manufacturing defects that could occur. Such adverse events could lead to unexpected failures in our products and could result, in certain cases, in the removal of our products from the market. A product recall could result in significant costs. To the extent any manufacturing defect occurs, our agreement with the third-party manufacturer may contain a limitation on the third-party manufacturer’s liability, and therefore we could be required to incur the majority of related costs. Product defects or recalls could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product acceptance.

Our products incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Our software may experience errors or performance problems in the future. If any part of our products’ hardware or software were to fail, the service mission could be compromised. Additionally, users may not use our products in accordance with safety protocols and training, which could amplify the risk of failure. Any such occurrence could cause delay in market acceptance of our products, damage to our reputation, product recalls, increased service and warranty costs, product liability claims and loss of revenue relating to such hardware or software defects.

We anticipate that as part of our ordinary course of business we may be subject to product liability claims alleging defects in the design or manufacture of our products. A product liability claim, regardless of our merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Even if our products perform properly and are used as intended, if operators sustain any injuries while using our products, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

Our products contain complex technology and must be used as designed and intended in order to operate safely and effectively. While we expect to develop a training, customer service and maintenance and servicing infrastructure to ensure users are equipped to operate our products in a safe manner, we cannot be sure that the products will ultimately be used as designed and intended. In addition, we cannot be sure that we will be able to predict all the ways in which use or misuse of the products can lead to injury or damage to property, and our training resources may not be successful at preventing all incidents. If operators were to cause any injuries or damage to property while using our products, in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

We operate in a competitive industry that is subject to rapid technological change, and competitors may have or attain more resources and/or greater market recognition than we do.

Our competitor base may change or expand as we continue to develop and commercialize our robotic systems in the future. Some of these companies are direct competitors, while others provide adjacent services such as delivery with autonomous vehicles on streets that could impact our market. A number of these companies may have, or may attain, more resources and/or greater market recognition than we do. These or other competitors may develop new technologies or products that provide superior results to customers or are less expensive than our products. Our technologies and products could have reduced competitiveness by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing, manufacturing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers could have long-standing or contractual relationships with competitors. Potential customers may be reluctant to adopt our products, particularly if they compete with or have the potential to compete with or diminish the need/utilization of products or technologies supported through these existing relationships. If we are not able to compete effectively, our business, prospects, financial condition and operating results will be negatively impacted.

In addition, because we operate in a new market, the actions of our competitors could adversely affect our business. Adverse events such as product defects or legal claims with respect to competing or similar products could cause reputational harm to the robotics market on the whole and, accordingly, our business.

If we cannot protect, maintain and, if necessary, enforce our intellectual property rights, our ability to develop and commercialize products may be adversely impacted.

Our success, in large part, depends on our ability to protect and maintain the proprietary nature of our technology. We must prosecute and maintain our existing patents and obtain new patents. Some of our proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with us. We cannot guarantee that we will develop proprietary products that are patentable, and that, if issued, any patent will give us a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. We cannot assure you that our means of protecting our proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to us. If any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that we or our licensors have obtained or obtain in the future may be challenged, invalidated or unenforceable. If necessary, we intend to initiate actions to protect our intellectual property, which will be costly and time consuming, and could have an adverse impact on our business, results of operation and financial condition.

We may be subject to claims of infringement of third-party intellectual property rights.

Our operating results may be adversely affected if third parties claim that our products infringed their patent, copyright or other intellectual property rights. We cannot assure you that our products do not, or will not in the future, infringe patents held by others. Although there have been no allegations made to this effect, we cannot assure you that we will not receive such correspondence from third parties or competitors in the future. Such assertions could lead to expensive and unpredictable litigation, diverting the attention of management and technical personnel. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. An unsuccessful result in such litigation could adversely affect our business, including injunctions, exclusion orders and royalty payments to third parties.

Security breaches and other disruptions could compromise our proprietary information and expose us to liability, which would cause our business and reputation to suffer.

We rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities to provide us with competitive advantages. We protect this information by entering into confidentiality agreements with our employees, consultants, strategic partners and other third parties. We also design our computer systems and networks and implement various procedures to restrict unauthorized access to the dissemination of our proprietary information.

We face internal and external data security threats. For example, current, departing, or former employees or third parties could attempt to improperly use or access our computer systems and networks to copy, obtain or misappropriate our proprietary information or otherwise interrupt our business. Like others, we are also subject to significant system or network disruptions from numerous causes, including computer viruses and other cyber-attacks, facility access issues, new system implementations and energy blackouts.

Security breaches, computer malware, phishing, spoofing and other cyber-attacks have become more prevalent and sophisticated in recent years. We do not believe that such attacks have caused us any material damage to date, but because the techniques used by computer hackers and others to access or sabotage networks constantly evolve and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate all these techniques. As a result, our and our customers’ proprietary information may be misappropriated, and we cannot predict the impact of any future incident. Any loss of such information could harm our competitive position, result in a loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damages caused by the incident and divert management and other resources. We routinely implement improvements to our network security safeguards, and we are devoting increasing resources to the security of our information technology systems. However, we cannot assure you that such system improvements will be sufficient to prevent or limit the damage from any future cyber-attack or network disruptions.

The costs related to cyber-attacks or other security threats or computer systems disruptions typically would not be fully insured or indemnified by others. As a result, the occurrence of any of the events described above could result in the loss of competitive advantages derived from our intellectual property. Moreover, these events may result in the diversion of the attention of management and critical information technology and other resources, or otherwise adversely affect our internal operations and reputation or degrade our financial results and stock price.

We may be subject to theft, loss or misuse of personal data by or about our employees, customers or other third parties, which could increase our expenses, damage our reputation or result in legal or regulatory proceedings.

In the ordinary course of our business, we have access to sensitive, confidential or personal data or information regarding our employees and others that is subject to privacy and security laws and regulations. Therefore, the theft, loss or misuse of personal data collected, used, stored or transferred by us to run our business, or by our third-party service providers, including business process software applications providers and other vendors that have access to sensitive data, could result in damage to our reputation, disruption of our business activities, significantly increased business and security costs or costs related to defending legal claims. For example, in July 2023, third-party actors attempted to steal one of our robots. We are not aware that any data was obtained during any incident of vandalism or attempted theft.

We are also aware of certain media reports relating to the use of our robots as elements in law enforcement surveillance efforts. As a general policy, we do not share data with law enforcement, except in certain narrow circumstances where (1) we are required to share data when served with a warrant or subpoena or (2) there are insurance claims, active incident investigations or acts of armed violence or theft attempts involving the Company’s personnel or property.

Global privacy legislation, enforcement and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. For example, the European Union has adopted the General Data Protection Regulation (“GDPR”), which requires companies to comply with rules regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of worldwide revenue. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain and fluid and may be interpreted and applied in a manner that is inconsistent with our data practices. As a result, complying with these changing laws has caused, and could continue to cause, us to incur substantial costs, which could harm our business and results of operations. Further, failure to comply with existing or new rules may result in significant penalties or orders to stop the alleged non-compliant activity. Finally, even our inadvertent failure to comply with federal, state or international privacy-related or data protection laws and regulations could result in audits, regulatory inquiries or proceedings against us by governmental entities or others.

Our business plans require a significant amount of capital. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or contain terms unfavorable to us or our investors.

We will require significant capital to operate our business and fund our capital expenditures for the next several years. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. While we expect that we will have sufficient capital to fund our currently planned operations, it is possible that we will need to raise additional capital to fund our business, including to finance ongoing research and development costs, manufacturing, any significant unplanned or accelerated expenses and new strategic alliances or acquisitions. The fact that we have limited experience commercializing our robotic delivery systems on a large scale, coupled with the fact that our products represent a new product category in the commercial and robotic delivery market, means we have limited historical data on the demand for our robotic systems. In addition, we expect our capital expenditures to continue to be significant in the foreseeable future as we continue generational improvements for our commercial products, and that our level of capital expenditures will be significantly affected by customer demand for our robotic systems. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, or that such funds, if raised, would be sufficient.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

If we cannot raise additional funds when we need or want them, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We will be required to raise additional capital in order to develop our technology and scale our commercial delivery operations. However, we may be unable to raise additional capital needed to fund and grow our business.

We will need additional capital to develop the next version of the Serve robots and scale our commercial delivery operations. We will not be able to continue product development and our commercial deliveries if we cannot raise additional debt and/or equity financing.

We may not be able to increase our capital resources by engaging in additional debt or equity financings. Even if we complete such financings, they may result in dilution to our existing investors and include additional rights or terms that may be unfavorable to our existing investor base. These circumstances could materially and adversely affect our financial results and impair our ability to achieve our business objectives. Additionally, we may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions (including terms that require us to maintain specified liquidity or other ratios) that would otherwise be in the best interests of our stockholders.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect domestic and international financial institutions or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. We maintain a banking relationship with Silicon Valley Bank and are required to keep deposits with Silicon Valley Bank pursuant to our Loan and Security Agreement with them. Although we had debt with Silicon Valley Bank at the time of its closure, following the closure, the debt was subsequently assumed by First Citizens Bank & Trust and we have experienced no impacts from the closure. However, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition and results of operations.

If use of the internet via websites, mobile devices and other platforms, particularly with respect to online food ordering, does not continue, our business and growth prospects will be harmed.

Our business and growth prospects are substantially dependent upon the continued use of the internet as an effective medium of transactions by diners. Internet use may not continue to develop at historical rates, and diners may not continue to use the internet and other online services to order their food at current or increased growth rates or at all, which could adversely impact our business, results of operation and financial condition. In addition, the internet and mobile applications may not continue to be accepted as a viable platform or resource for a number of reasons, including:

●	actual or perceived lack of security of information or privacy protection;

●	possible disruptions, computer viruses or other damage to internet servers, users’ computers or mobile applications;

●	excessive governmental regulation; and

●	unacceptable delays due to actual or perceived limitations of wireless networks.

Our business depends on discretionary spending patterns in the areas in which the restaurants on our partners’ platforms operate and in the economy at large. Economic downturns or other events (like coronavirus variants or similar widespread health/pandemic outbreaks) impacting the United States and global economy could materially adversely affect our results of operations.

Purchases at restaurants and food and beverage hospitality services locations are discretionary for consumers and we are therefore susceptible to changes in discretionary spending patterns or economic slowdowns in the geographic areas in which restaurants on our partners’ platforms operate and in the economy at large. Discretionary consumer spending can be impacted by general economic conditions, unemployment, consumer debt, inflation, rising gasoline prices, interest rates, consumer confidence and other macroeconomic factors. We believe that consumers generally are more willing to make discretionary purchases, including delivery, dine-in or carryout of restaurant meals during favorable economic conditions. Disruptions in the overall economy (including disruptions due to coronavirus or similar health/pandemic events), including high unemployment, inflation rising gasoline prices, financial market volatility and unpredictability and the related reduction in consumer confidence, could negatively affect food and beverage sales throughout the restaurant industry, including orders through our partners’ platforms. Additionally, merchants on our partners’ platforms may be negatively impacted by general economic conditions, supply chain issues, labor shortages, inflation or other macroeconomic factors, which could negatively impact their ability to fulfill orders. There is also a risk that if uncertain economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior, including ordering food for delivery, dine-in or carryout less frequently. The ability of the U.S. economy to handle this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, continued impact of the COVID-19 pandemic, disposable consumer income and consumer confidence, also affect discretionary consumer spending. If any of these factors cause restaurants to cease operations or cease using our partners’ platforms, it could also significantly harm our financial results, for the reasons set forth elsewhere in these risk factors. Continued uncertainty in or a worsening of the economy, generally or in a number of our markets, and diners’ reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new market openings or cease operations in existing markets.

Moreover, inflation also increases the cost of labor and materials needed to build and operate robots. For example, we have observed an increase in cost of labor for managing and maintaining robots in the field in the past year. However, over a longer time horizon, technological improvements continue to reduce the cost of our key components such as sensors, batteries and computers. While the unit cost of labor for operating robots will increase over time with inflation, robotic delivery leverages labor more efficiently than manual courier delivery. As such, we believe labor inflation increases the cost of manual courier delivery and similar alternatives to robotic delivery more than it increases robotic delivery cost. However, we believe improvements in robot autonomy will continue to reduce the rate of labor usage.

Our products and services are disruptive to the delivery services industries, and important assumptions about the market demand, pricing, adoption rates and sales cycle, for our current and future products and services may be inaccurate.

The market demand for and adoption of our delivery robots is unproven, and important assumptions about the characteristics of targeted markets, pricing and sales cycles may be inaccurate. Although we have engaged in ongoing dialogue with potential customers, we have no binding commitments to purchase products and services. Existing or new regulatory or safety standards, or resistance by customer employees and labor unions, all of which are outside of our control, could cause delays or otherwise impair adoption of these new technologies, which will adversely affect our growth, financial position and prospects. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets we expect to target. If one or more of the targeted markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be fully developed into commercial products. As a result, the financial projections in this prospectus necessarily reflect various estimates and assumptions that may not prove accurate and these projections could differ materially from actual results because of the risks included in this “Risk Factors” section, among others. If demand does not develop as expected or if we cannot accurately forecast pricing, adoption rates and sales cycle for our products, our business, results of operations and financial condition will be adversely affected.

The benefits of our products to customers and projected return on investment have not been substantiated through long-term trials or use.

Our core products’ benefits to customers and projected return on investment have not been substantiated through long-term trials or use. We currently have a limited frame of reference by which to evaluate the performance of our robotic delivery systems upon which our business prospects depend. There can be no assurance that such robotic systems will provide their expected benefit to customers. Our robotic systems may not perform consistently with customers’ expectations or effectively compete with other robotics products which may become available. Any failure of our robotic systems and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by competitors or others in the delivery robotics market could, by association, have a negative impact on perception and customer demand for our robotic delivery systems.

Even if we successfully market our robotic systems, the purchase or subscription, adoption and use of these systems may be materially and negatively impacted if our customers resist their use and adoption.

We have designed and developed our robotic systems with the goal of reducing operating costs and greenhouse gases. Even if we successfully market our products and services to customers, the purchase, adoption and use of the products may be materially and negatively impacted if our customers resist or delay the use and adoption of these new technology products and services. Customers may resist or delay the adoption of our products and services for several reasons, including lack of confidence in autonomous and semi-autonomous delivery vehicles. If our customers resist or delay adoption of our robotic delivery services, our business, prospects, financial condition and operating results will be materially and adversely affected.

Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on developing systems, products, technologies and services. These reusable systems, products, technologies and services and systems will have a limited useful life. While we intend to design our products and technologies for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a product or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our products and systems, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components and the occurrence of any anomaly or series of anomalies or other risks affecting the technology during launch and in orbit. In addition, any improvements in technology may make our existing products, designs or any component of our products obsolete prior to the end of its lifecycle. If our systems, products, technologies and services and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our follow-on work and new business, which would have a material adverse effect on our business, financial condition and results of operations. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture our products and equipment using less of our currently installed equipment, which could render our existing inventory obsolete.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership or joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. Further, depending on market conditions, investor perceptions of us and other factors, we might not be able to obtain financing on acceptable terms, or at all, to implement any such transaction. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and our stock price could decline.

Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our stock price to decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, and a failure to obtain such approvals and licenses could result in delays and increased costs and may disrupt our business strategy. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our management team will have broad discretion in making strategic decisions to execute their growth plans, and there can be no assurance that our management’s decisions will result in successful achievement of our business objectives or will not have unintended consequences that negatively impact our growth prospects.

Our management team will have broad discretion in making strategic decisions to execute their growth plans and may devote time and company resources to new or expanded solution offerings, potential acquisitions, prospective customers or other initiatives that do not necessarily improve our operating results or contribute to our growth. Management’s failure to make strategic decisions that are ultimately accretive to our growth may result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of the common stock to decline.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our facilities or operations or those of any third-party manufacturers or suppliers could be adversely affected by events outside of our or their control, such as natural disasters, wars, health epidemics and other calamities. Our robots are charged overnight and rely on broadband internet connectivity to operate; therefore, power outages and broadband connectivity disruptions would adversely impact our operations. Furthermore, as hardware, our robots can be damaged or irreparably destroyed by the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist or malicious attacks or similar events.

We, any manufacturing partners and suppliers may rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We, any third-party manufacturing partners and suppliers may rely on complex machinery for the production, assembly, repair and maintenance of our robotic systems, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our operational facilities, and those of any third-party manufacturing partners and suppliers consist or are expected to consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our or any third-party manufacturing partners’ and suppliers’ control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, they may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, prospects, financial condition and operating results.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and producing our commercial robotic systems and other products, establishing or expanding design, research and development, production, operations and maintenance and service facilities and building our brand and partnerships. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, procurement costs, business development, operation and integration expenses as we build and deploy our robotic fleet, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. In addition, we may incur significant costs servicing, maintaining and refurbishing our robots, and we expect that the cost to repair and service our robots will increase over time as they age. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our robots to meet projected performance metrics, identify and investigate new areas of demand and successfully market our robotic services, but also to sell, whether outright or through subscriptions, our systems at prices needed to achieve our expected margins and control our costs, including the risks and costs associated with operating, maintaining and financing our robots. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our robots in a cost-effective manner, our margins, profitability and prospects would be materially and adversely affected.

Our ability to manufacture products of sufficient quality on schedule in the future is uncertain, and delays in the design, production and launch of our products could harm our business, prospects, financial condition and operating results.

Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our products. We intend to outsource the manufacturing of our robotic systems to a third-party manufacturing partner. While this arrangement may lower operating costs, it may have an adverse effect on our flexibility to respond to changing conditions.

We also plan to retain third-party vendors and service providers to engineer, design and test some of the critical systems and components of our units. While this allows us to draw from such third parties’ industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements.

Laws, regulations and other legislative efforts related to climate change, environmental concerns and health and safety could result in increased operating costs, reduced demand for our products and services or the loss of future business.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations may require us to reduce product energy usage and to participate in compulsory recovery and recycling of our products or components. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Further, climate change laws, environmental regulations, and other similar measures may have an effect on the operating activities of our customers, which may, in turn, reduce the demand for our products and services. To the extent increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation.

We may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing or use of our products, including as a result of climate change, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase cost or make our business unviable if we are unable to modify our products to comply.

We may become subject to new or changing international, federal, state and local regulations, including laws relating to the design, manufacturing, marketing, distribution, servicing or use of our products. Such laws and regulations may require us to pause sales and modify our products, which could result in a material adverse effect on our revenues and financial condition. Such laws and regulations can also give rise to liability such as fines and penalties, property damage, bodily injury and cleanup costs. Capital and operating expenses needed to comply with laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Any failure to comply with such laws or regulations could lead to withdrawal or recall of our products from the market.

Climate change laws and environmental regulations could result in increased operating costs and reduced demand for our services.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we manufacture robots or utilize energy to deliver our services. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our robots. Environmental regulations may require us to reduce product energy usage and to participate in compulsory recovery and recycling of our robots or components. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Further, climate change laws, environmental regulations and other similar measures may have an effect on the operating activities of our customers, which may, in turn, reduce the demand for our products and services. To the extent increasing concentrations of greenhouse gasses in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation.

Severe weather conditions and climate change could have a material adverse impact on our business by reducing the operating hours of our robots.

Our robots are designed to operate in the common environmental conditions in the markets in which we are deployed. Currently we operate our robots in warm and dry climates, and we do not operate robots under rare or extreme conditions such as strong storms or unusually high or low temperatures. While with each new generation of robots, we plan to continually expand their operating ability (e.g., introducing the ability to manage ice and snow), which we believe in turn could expand our geographic reach, there is no guarantee that our efforts will successfully overcome all severe weather conditions.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and data processed by us or third-party vendors.

Our business and operations involve the collection, storage, processing and transmission of personal data and certain other sensitive and proprietary data of collaborators, customers, and others. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information and personal data relating to our employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. We may be a target for attacks by state-sponsored actors and others designed to disrupt our operations or to attempt to gain access to our systems or data that is processed or maintained in our business. The ongoing effects of the COVID-19 pandemic have increased security risks due to personnel working remotely.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our units; or (e) customer data that we processes or that our third-party vendors or suppliers process on our behalf. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against a target, we may be unable to anticipate or prevent these attacks, react in a timely manner or implement adequate preventive measures, and may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers or others; jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our units. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

We plan to include product services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance performance and for safety and cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our product services and functionality to log information about each unit’s use in order to aid us in diagnostics and servicing. Our customers may object to the use of this data, which may require us to implement new or modified data handling policies and mechanisms, increase our unit maintenance costs and costs associated with data processing and handling, and harm our business prospects.

Although we are in the process of implementing certain systems and processes that are designed to protect our data and systems within our control, prevent data loss and prevent other security breaches and security incidents, these security measures cannot guarantee security. The IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal data and other sensitive and proprietary data of us and our customers, collaborators and partners, our employees’ personal data or other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance or other errors in the storage, use or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our units, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any actual or perceived security breach or security incident, or any systems outages or other disruption to systems used in our business, could interrupt our operations, result in loss or improper access to, or acquisition or disclosure of, data or a loss of intellectual property protection, harm our reputation and competitive position, reduce demand for our products, damage our relationships with customers, partners, collaborators, or others or result in claims, regulatory investigations, and proceedings and significant legal, regulatory and financial exposure, and any such incidents or any perception that our security measures are inadequate could lead to loss of confidence in us and harm to our reputation, any of which could adversely affect our business, financial condition and results of operations. Any actual or perceived breach of privacy or security or other security incident, impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. We expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents and may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

We are subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy and security laws and regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability or otherwise adversely affect our business, prospects, financial condition and operating results.

We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information, including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, California adopted the California Consumer Privacy Act (“CCPA”), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states have begun to propose and enact similar laws. For example, Virginia has enacted the Virginia Consumer Data Protection Act, which provides for obligations similar to the CCPA, and which went into effect January 1, 2023. As we expand our operations, the CCPA, CPRA and other laws and regulations relating to privacy and data security may increase our compliance costs and potential liability. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

Additionally, as our international presence expands, we may become subject to or face increasing obligations under laws and regulations in countries outside the United States, many of which, such as the European Union’s GDPR and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area (“EEA”). The GDPR also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The United Kingdom’s version of the GDPR, the UK GDPR, which it maintains along with its Data Protection Act (collectively, the “UK GDPR”), also provides for substantial penalties that, for the most serious violations, can go up to the greater of £17.5 million or 4% of a group’s worldwide turnover for the preceding financial year. Many other jurisdictions globally are considering or have enacted legislation providing for local storage of data or otherwise imposing privacy, data protection and data security obligations in connection with the collection, use and other processing of personal data.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance, including if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential action by governmental or regulatory authorities if they are found to be deceptive, unfair or misrepresentative of our actual practices. We are also aware of certain media reports relating to the use of our robots as elements in law enforcement surveillance efforts. As a general policy, we do not share data with law enforcement, except in certain narrow circumstances where (1) we are required to share data when served with a warrant or subpoena or (2) there are insurance claims, active incident investigations or acts of armed violence or theft attempts involving our personnel or property. Public perception of our involvement in such surveillance activities could harm our reputation, and consequently, our business prospects and financial condition. Any actual or perceived inability of us to adequately address privacy and security concerns or comply with applicable laws, rules and regulations relating to privacy, data protection or data security or applicable privacy notices, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties and other liabilities. Any such claims or other proceedings could be expensive and time-consuming to defend and could result in adverse publicity. Any of the foregoing may have an adverse effect on our business, prospects, results of operations and financial condition.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business, prospects, financial condition and operating results.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, business partners, third-party intermediaries, representatives and agents from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to government officials, political candidates, political parties or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

We have direct and indirect interactions with foreign officials, including in furtherance of sales to governmental entities in non-U.S. countries. We sometimes leverage third parties to conduct our business abroad, and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees or these third parties, even if we do not explicitly authorize or have actual knowledge of such activities. The FCPA and other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, there can be no assurance that all of our employees, business partners, third-party intermediaries, representatives and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violations of the laws and regulations described above may result in whistleblower complaints, adverse media coverage, investigations, substantial civil and criminal fines and penalties, damages, settlements, prosecution, enforcement actions, imprisonment, the loss of export or import privileges, suspension or debarment from government contracts, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences, any of which could adversely affect our business, prospects, financial condition and operating results. In addition, responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Being a public company can be administratively burdensome and will significantly increase our legal and financial compliance costs.

As a public company, we are subject to the information and reporting requirements of the Securities Act, the Exchange Act and other federal securities laws, rules and regulations related thereto, including compliance with the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In addition, the Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Among other things, as a public company we are required to:

●	maintain and evaluate a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

●	maintain policies relating to disclosure controls and procedures;

●	prepare and distribute periodic reports in compliance with our obligations under federal securities laws;

●	institute a more comprehensive compliance function, including with respect to corporate governance; and

●	involve, to a greater degree, our outside legal counsel and accountants in the above activities.

The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders is expensive and much greater than that of a privately-held company, and compliance with these rules and regulations will require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of our board of directors and management. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors.

Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our business, results of operations and financial condition.

Our management as a group has limited experience in operating a publicly traded company.

Our management team may not successfully or effectively manage operating as a public company subject to significant regulatory oversight and reporting obligations under U.S. securities laws. Our executive officers as a group have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Any failure by us to effectively and efficiently meet our obligations as a publicly traded company could have a material adverse effect on our business, prospects, financial condition and operating results and/or result in legal liability or other negative consequences.

Risks Related to Ownership of Our Common Stock

Our stock price will likely be volatile and as a result you may not be able to resell your shares at or above your purchase price.

An active trading market for our common stock may not develop or, if it develops, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable, which may reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to enter into strategic partnerships or acquire future products or licenses by using our common stock as consideration.

In addition, the market price of our common stock may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

●	performance of third parties on whom we rely to manufacture our products, product components and product candidates, including their ability to comply with regulatory requirements;

●	the success of, and fluctuation in, the sales of our products;

●	our execution of our sales and marketing, manufacturing and other aspects of our business plan;

●	results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	our announcement of significant contracts, acquisitions or capital commitments;

●	announcements by our competitors of competing products or other initiatives;

●	announcements by third parties of significant claims or proceedings against us;

●	regulatory and reimbursement developments in the United States and abroad;

●	future sales of our common stock;

●	additions or departures of key personnel; and

●	general domestic and international economic conditions unrelated to our performance.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s attention and resources.

See “Principal Stockholders” below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our common stock.

The Financial Industry Regulatory Authority (“FINRA”), has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2023. If we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are a public company and are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting on our annual report on Form 10-K. Effective internal control over financial reporting is necessary for reliable financial reports and, together with adequate disclosure controls and procedures, such internal controls are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet its reporting obligations. Ineffective internal controls could also cause investors to lose confidence in reported financial information, which could have a negative effect on the trading price of our common stock.

The report by management is required to include disclosure of any material weaknesses identified in our internal control over financial reporting. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Management’s assessment of internal controls could detect problems with internal controls, and an independent assessment of the effectiveness of internal controls by our auditors could detect further problems that management’s assessment might not detect and could result in the identification of material weaknesses that were not otherwise identified. Undetected material weaknesses in internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We are required to disclose changes made in internal control and procedures on a quarterly basis. To comply with these requirements, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of developing the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 and we may not be able to complete the required evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in internal control over financial reporting, we will be unable to assert that internal control over financial reporting is effective.

As discussed elsewhere in this Registration Statement, we completed the Merger on July 31, 2023. Prior to the Merger, Serve was a private company and, therefore, its controls were not required to be designed or maintained in accordance with Rules 13a-15 and 15d-15 under the Exchange Act. The design and implementation of internal control over financial reporting post-Merger has required, and will continue to require, significant time and resources from management and other personnel. Because of this, the design and ongoing development of our framework for implementation and evaluation of internal control over financial reporting is in its preliminary stages. As a result, management was unable, without incurring unreasonable effort or expense, to conduct a comprehensive assessment of our internal control over financial reporting as of December 31, 2023. However, management concluded that as of December 31, 2023, we had material weaknesses in our internal controls over financial reporting.

A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is more than a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management concluded that we did not have a comprehensive and formalized accounting and financial reporting policies and procedures manual which details the information needed for our financial reporting process and that we did not have a robust review process by which management could monitor for potential errors or technical accounting requirements.

If we are unable to assert that our internal control over financial reporting is effective, or if, once required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of its internal control, including as a result of the material weaknesses described above, we could lose investor confidence in the accuracy and completeness of financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain quoted on Nasdaq.

We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Our status as an emerging growth company will end as soon as any of the following take place:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenues;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.00 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary of the completion of the Merger.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a “smaller reporting company” even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenues is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and our amended and restated bylaws that became effective upon completion of the Merger contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

●	establish a classified board of directors so that not all members of our board are elected at one time;

●	permit only the board of directors to establish the number of directors and fill vacancies on the board;

●	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

●	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

●	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

●	eliminate the ability of our stockholders to call special meetings of stockholders;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	prohibit cumulative voting; and

●	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will, unless we consent in writing to an alternative forum, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

In addition, Section 203 of the DGCL may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

General Risk Factors

We may face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards.

We may in the future become subject to claims and litigation alleging violations of the securities laws or other related claims, which could harm our business and require us to incur significant costs. Significant litigation costs could impact our ability to comply with certain financial covenants under our credit agreement. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these types of lawsuits. Regardless of the outcome, litigation may require significant attention from management and could result in significant legal expenses, settlement costs or damage awards that could have a material impact on our business, results of operation and financial condition.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, as well as the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few, or no, securities or industry analysts commence coverage of us, our stock price could be negatively affected. If securities or industry analysts downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We are and may continue to be significantly impacted by the worldwide economic downturn due to pandemics, outbreaks of other contagious diseases and other catastrophic events.

The extent to which any catastrophic event affects our business and financial results will depend on future developments, including the duration of such event and the global response to it, its impact on capital and financial markets, its impact on global supply chains, and whether the impacts may result in temporary or permanent changes in consumer behavior among others, which are highly uncertain and cannot be predicted.

In addition, we cannot predict the impact any future pandemic, outbreak of other contagious diseases or other catastrophic events will have on our business partners and third-party merchants and suppliers, and we may be adversely impacted as a result of the adverse impact our business partners and third-party merchants and suppliers suffer. For example, if we are unable to produce our robots due to manufacturing strains, we may not be able to build and deploy our robots as planned and scale our business. This impact would mean we’d need to raise additional capital in order to cover our operating expenses and meet our revenue targets. To the extent a pandemic or other catastrophic event adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other cascading effects of the pandemic that are not currently foreseeable, could adversely impact our business, financial performance and condition and results of operations.

DESCRIPTION OF THE MERGER, THE PRIVATE PLACEMENT, THE PUBLIC OFFERING,
THE july 2024 pipe AND RELATED TRANSACTIONS

The Bridge Financing

In April 2023, we offered and sold $3,001,500 principal amount of our senior subordinated secured convertible notes (the “Bridge Notes”) in a private placement (the “Bridge Financing”) to certain accredited investors. The Bridge Notes bore interest at 10% per annum and were payable on October 21, 2023, subject to earlier conversion as described below. Among the accredited investors who participated in the Bridge Financing were Ali Kashani, our Chief Executive Officer, and Mark Tompkins, who held greater than 5% of our common stock.

Interest on the Bridge Notes would have been payable at maturity; however, upon conversion of the Bridge Notes as described below, accrued interest was forgiven. The Bridge Notes were secured by a second priority security interest on all of the assets of Serve and its subsidiary, subject to certain limited exceptions. This security interest terminated upon conversion of the Bridge Notes.

The offering of the Bridge Notes, and the grant of the Bridge Warrants and Bridge Broker Warrants (each as defined below) was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC thereunder. The Bridge Notes were sold to “accredited investors,” as defined in Regulation D, and the offering was conducted on a “reasonable best efforts” basis.

Upon the closing of the Merger and the Private Placement (as defined herein), the outstanding principal amount of the Bridge Notes was automatically converted into 937,961 shares of our common stock at a conversion price of $3.20 per share, and investors in the Bridge Notes received a warrant to purchase a number of shares of common stock equal to 50% of the number of shares of common stock into which the Bridge Notes were converted, at an exercise price of $3.20 per share for a term of three years (the “Bridge Warrants”). If at any time after the 120th day after the final closing of the Private Placement (the “Registration Effectiveness Date”), there is no effective registration statement registering for resale, or the prospectus contained therein is not available for the resale of, the shares of common stock issuable upon exercise of the Bridge Warrants by the holder, the Bridge Warrants may also be exercised, in whole or in part, at such time by means of a “cashless” net exercise. The Bridge Warrants have weighted average anti-dilution protection, subject to customary exceptions.

In connection with the sale of the Bridge Notes, Serve paid to Laidlaw & Company (UK) Ltd. and Network 1 Financial Securities, Inc. (“Network 1,” and collectively, the “Bridge Brokers”), each a U.S. registered broker-dealer, cash commissions of 8% of funds raised, or 4% in the case of funds raised from current officers, directors and stockholders of Serve and their respective friends and family (“Insider Investors”), and agreed to cause us to issue to them, upon closing of the Merger and the Private Placement, warrants to purchase a number of shares of Serve’s common stock equal to 8% of the number of shares of common stock into which Bridge Notes, other than those purchased by Insider Investors, would convert at the closing of the Merger and Offering, with an exercise price per share of $3.20 and a term of three years (the “Bridge Broker Warrants”). The Bridge Broker Warrants have weighted average anti-dilution protection, subject to customary exceptions.

The Bridge Brokers were paid an aggregate commission of $239,400 and were entitled to be issued Bridge Broker Warrants to purchase an aggregate of 74,662 shares of our common stock. Serve also reimbursed them $25,000 for their legal and other expenses incurred in connection with the Bridge Financing.

We agreed to indemnify the Bridge Brokers, to the fullest extent permitted by law, against certain liabilities that may be incurred in connection with the Bridge Notes, including certain civil liabilities under the Securities Act, and, where such indemnification is not available, to contribute to the payments the placement agents and its sub-agents may be required to make in respect of such liabilities.

All descriptions of the Bridge Warrants and the Bridge Broker Warrants herein are qualified in their entirety by reference to the text thereof filed as exhibits hereto, which are incorporated herein by reference.

Reverse Merger

On July 31, 2023, the Company, Acquisition Sub and Serve entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, on July 31, 2023, Acquisition Sub merged with and into Serve, with Serve continuing as the surviving corporation and our wholly owned subsidiary.

As a result of the Merger, we acquired the business of Serve, which designs, develops and operates an advanced, AI-powered robotics mobility platform, with last-mile delivery in cities as its first application. At the time the certificate of merger reflecting the Merger was filed with the Secretary of State of Delaware, each of Serve’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 0.8035 shares of our common stock (in the case of shares held by accredited investors), with the maximum number of shares of our common stock issuable to the former holders of Serve’s capital stock equal to 20,948,917 shares after adjustments due to rounding for fractional shares. Immediately prior to the Effective Time of the Merger (the “Merger Effective Time”), an aggregate of 3,500,000 shares of Company common stock owned by our stockholders prior to the Merger were forfeited and canceled.

In addition, pursuant to the Merger Agreement, (i) options to purchase 1,984,951 shares of Serve’s common stock issued and outstanding immediately prior to the closing of the Merger under the 2021 Plan were assumed and converted into options to purchase 1,594,800 shares of our common stock, (ii) warrants to purchase 17,314 shares of Serve’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 13,911 shares of our common stock, (iii) warrants to purchase 160,323 shares of Serve’s Series Seed preferred stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 128,819 shares of our common stock and (iv) SAFEs totaling $15,551,953 were converted into 4,372,613 shares of our common stock.

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

As a condition to the Merger, on July 31, 2023, we entered into indemnity agreements with our former officer and directors, pursuant to which we agreed to indemnify such former officer and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.

The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes. Serve is considered the acquirer for accounting purposes, and our historical financial statements before the Merger will be replaced with the historical financial statements of Serve before the Merger in future filings with the SEC. The Merger is intended to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Private Placement

Immediately following the Merger Effective Time, we sold 3,183,671 shares of our common stock in a private placement offering pursuant to the Subscription Agreement by and between the Company and the purchasers of common stock (the “Subscription Agreement”) at a purchase price of $4.00 per share (the “Sale Price”) in multiple closings. The private placement offering is referred to herein as the “Private Placement.” We also issued 937,961 shares of our common stock to convert the outstanding principal and interest of outstanding Bridge Notes in connection with the consummation of the Merger.

The aggregate gross proceeds from the Private Placement were approximately $15.74 million (including the aggregate principal amount of Bridge Notes converted as described above, and before deducting placement agent fees and expenses of the Private Placement).

The Private Placement, including the grant of the Placement Agent Warrants (as defined below), was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC thereunder. The common stock in the Private Placement was sold to “accredited investors,” as defined in Regulation D, and the Private Placement was conducted on a “reasonable best efforts” basis.

In addition, we issued to the holders of the Bridge Notes prior to their conversion, Bridge Warrants to purchase 468,971 shares of our common stock.

In connection with the Private Placement and subject to the closing of the Private Placement, we agreed to pay the placement agents, Aegis Capital Corp. (“Aegis”) and Network 1 (together the “Placement Agents”), each a U.S. registered broker-dealer, a cash placement fee of 8% of the gross proceeds raised from investors in the Private Placement (or 4% of gross proceeds raised from Insider Investors) and to issue (a) to them warrants to purchase a number of shares of our common stock equal to 8% of the number of shares of common stock sold in the Private Placement (other than to Insider Investors), with a term expiring three years after the common stock begins to trade on Nasdaq or New York Stock Exchange (“NYSE”) and an exercise price of $4.00 per share (the “Placement Agent A Warrants”) and (b) to each of them warrants to purchase 125,000 shares of common stock with the same term as the Placement Agent A Warrants and an exercise price of $0.001 per share (the “Placement Agent B Warrants” and together with the Placement Agent A Warrants, the “Placement Agent Warrants”). We also agreed to pay certain expenses of the Placement Agents in connection with the Private Placement.

As a result of the foregoing, we paid the Placement Agents an aggregate commission of $817,209 (not including the commission paid in connection with the sale of the Bridge Notes) and issued to them Placement Agent A Warrants to purchase 153,909 shares of our common stock and Placement Agent B Warrants to purchase an aggregate of 250,000 shares of our common stock in connection with the closing of the Private Placement. We have also reimbursed the Placement Agents for approximately $60,000 of expenses incurred in connection with the Private Placement.

Subject to certain customary exceptions, we have agreed to indemnify the Placement Agents to the fullest extent permitted by law against certain liabilities that may be incurred in connection with the Private Placement, including certain civil liabilities under the Securities Act, and, where such indemnification is not available, to contribute to the payments the Placement Agents and their sub-agents may be required to make in respect of such liabilities.

Registration Rights

In connection with the Merger and the Private Placement, on July 31, 2023, we entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which we agreed that promptly, but no later than 60 calendar days from the final closing of the Private Placement, we would file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering (i) the shares of our common stock issued in the Private Placement (including those issued upon conversion of the Bridge Notes); (ii) the shares of our common stock issuable upon exercise of the Bridge Warrants; (iii) the shares of our common stock issuable upon exercise of the Bridge Broker Warrants and the Placement Agent Warrants; (iv) the shares of our common stock issued as a result of the Share Conversion; and (v) 1,500,000 shares of our common stock held by our stockholders prior to the Merger ((i)-(v) collectively, the “Registrable Securities”). We also undertook to use our commercially reasonable efforts to ensure that such Registration Statement is declared effective within 120 calendar days after the final closing of the Private Placement.

Subject to customary exceptions, if (i) we are late in filing the Registration Statement, (ii) the Registration Statement is not declared effective within 120 days after the final closing of the Private Placement (provided that such failure of the Registration Statement to be declared effective within one hundred twenty (120) calendar days is the result of any action or failure to act on the part of the Company) (the “Registration Effectiveness Date”), (iii) we fail to maintain the effectiveness of the Registration Statement, (iv) the holders of Registrable Securities cannot use the Registration Statement to resell the Registrable Securities for a period of more than 15 consecutive trading days (except for suspension of the use of the Registration Statement during certain Blackout Period (as defined below)), or (v) following the listing or inclusion for quotation on the OTC Markets, Nasdaq, the New York Stock Exchange (“NYSE”) or the NYSE American, trading of our common stock is suspended or halted for more than three full, consecutive trading days ((i)-(v) collectively, “Registration Events”), we will make payments to each holder of Registrable Securities as monetary penalties at a rate equal to 12% per annum of the total value of Registrable Securities held or purchased by such holder and affected during the period, based on the Sale Price; provided that the maximum amount of monetary penalties paid by us will not exceed 5% of such total value. No monetary penalties will accrue with respect to (1) any Registrable Securities removed from the Registration Statement in response to a comment from the staff of the SEC limiting the number of shares of common stock which may be included in the Registration Statement (a “Cutback Comment”), (2) any Registrable Securities that may be resold without manner of sale restrictions, current information requirements, volume limitations or other limitations under Rule 144 or another exemption from registration under the Securities Act, (3) any Registrable Securities excluded from a registration statement because a holder fails to provide information concerning the holder and the manner of distribution of the holder’s Registrable Securities that is required by SEC rules to be disclosed, and (4) any circumstance in which the SEC does not declare the Registration Statement effective on or before 120 days after the final closing of the Private Placement, and the reason for the SEC’s determination is that (a) the offering of any of the Registrable Securities constitutes a primary offering of securities by the Company, (b) Rule 415 of the Securities Act may not be relied upon for the registration of the resale of any or all of the Registrable Securities, and/or (c) a holder of any Registrable Securities must be named as an underwriter and such holder does not consent to be so named in the Registration Statement. Notwithstanding the previous sentence, if the SEC does not declare the Registration Statement effective before the Registration Effectiveness Date, in certain circumstances we may still be liable for liquidated damages if we do not continue to use our commercially reasonable efforts at the first opportunity that is permitted by the SEC to register for resale all such Registrable Securities, using one or more registration statements that we are then entitled to use. Any cutback resulting from a Cutback Comment shall be applied to the Registrable Securities pro rata based on the total number of such shares held by or issuable to each holder thereof. Pursuant to the Registration Rights Agreement “Blackout Period” means, a period in which the Company determines that the registration or distribution of the Registrable Securities to be covered by such registration statement, would be seriously detrimental to the Company and its stockholders, commencing on the day the Company notifies the stockholders that they are required to suspend offers and sales of Registrable Securities and ending on the earlier of (i) the date on which the material non-public information resulting in the Blackout Period is disclosed to the public or ceases to be material and (ii) such time that the Company notifies the stockholders that sales pursuant to the registration statement may resume.

We agreed to use commercially reasonable efforts to keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until the date on which all Registrable Securities have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

Furthermore, we agreed to pay all expenses in connection with the registration obligations provided in the Registration Rights Agreement, including, without limitation, all registration, filing, and stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, the fees and disbursements of our counsel and of our independent public accountants, and the reasonable fees and disbursements of a single counsel to the holders of the Registrable Securities, not to exceed $35,000. Each holder will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any other attorney or advisor such holder decides to employ.

The Public Offering

On April 17, 2024, we entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis, as the representative of the several underwriters named in Schedule I thereto (collectively, the “Underwriters”), in connection with the Public Offering of 10,000,000 shares of our common stock at a public offering price of $4.00 per share and concurrent uplisting to Nasdaq.

Underwriter Warrant

Pursuant to the Underwriting Agreement, at the closing of the Public Offering on April 22, 2024, the Company issued to Aegis the Underwriter Warrant. The Underwriter Warrant will be exercisable at a per share exercise price equal to $5.00 and is exercisable at any time and from time to time, in whole or in part, commencing October 14, 2024. The Underwriter Warrant expires on April 17, 2029.

The Underwriter Warrant also includes customary anti-dilution provisions and immediate piggyback registration rights with respect to the registration of the shares of Common Stock underlying the Underwriter Warrant.

The Underwriter Warrant may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days following the date of the Underwriting Agreement to anyone other than to, (i) the Holder (as defined in the Underwriter Warrant) or an underwriter, placement agent, or a selected dealer participating in the Public Offering, or (ii) a bona fide officer or partner of the Holder or of any such underwriter, placement agent or selected dealer, in each case in accordance with FINRA Conduct Rule 5110(e)(1). In addition, during the same period, the securities issuable upon exercise of the Underwriter Warrant may not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter Warrant or the securities thereunder, except as provided for in FINRA Rule 5110(e)(2).

The issuance of the Underwriter Warrant is exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act. Aegis represented to the Company that it is an “accredited investor” as defined in Rule 501 of the Securities Act and that the Underwriter Warrant is being acquired for investment purposes and not with a view to, or for sale in connection with, any distribution thereof.

Network 1 Warrants

Pursuant to a placement agent’s agreement, Network 1 served as the exclusive placement agent of our issuance of $5.0 million of convertible promissory notes (collectively, the “Notes” and the transactions contemplated by the Notes, the “Transaction”) to certain accredited investors in January 2024. In connection with the Transaction, we agreed to issue Network 1 (or its designated affiliates) warrants (the “Network 1 Warrants”) to purchase 10% of the shares of our common stock issued upon conversion of the Notes that were issued to investors Network 1 introduced to us.

In connection with the Public Offering, the Notes converted to shares of our common stock, and on April 22, 2024, we issued Network 1 the Network 1 Warrants to purchase up to 63,479 shares of our common stock at an exercise price of $2.42 per share. The Network 1 Warrants expire on April 17, 2029 and include customary anti-dilution provisions.

The July 2024 PIPE

On July 23, 2024, we entered into a Securities Purchase Agreement with Armistice for a private placement offering of the Pre-Funded Warrants and accompanying Investor Warrants. Pursuant to the Securities Purchase Agreement, we sold 2,500,000 Pre-Funded Warrants, with each Pre-Funded Warrant exercisable for one share of Common Stock, together with Investor Warrants to purchase up to 2,500,000 shares of Common Stock. Each Pre-Funded Warrant and accompanying Investor Warrant were sold together at a combined offering price of $5.9999. The July 2024 PIPE closed on July 24, 2024 (the “Closing Date”).

We intend to use the net proceeds primarily for working capital and general corporate purposes.

The Pre-Funded Warrants have an exercise price of $0.0001 per share, subject to adjustment and no expiration date. The Pre-Funded Warrants are exercisable immediately (subject to the Beneficial Ownership limitation as set forth in the Pre-Funded Warrant) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The Investor Warrants are exercisable for a period of five and a half years from the date of issuance (subject to the Beneficial Ownership limitation as set forth in the Investor Warrant) and has an exercise price of $6.00 per share, subject to adjustment as set forth in the Investor Warrant for stock splits, stock dividends, recapitalizations and similar customary adjustments. Armistice may exercise the Investor Warrant on a cashless basis if the shares of common stock underlying the Pre-Funded Warrants and the Investor Warrants (collectively, the “July 2024 PIPE Warrant Shares”), are not then registered pursuant to an effective registration statement.

Armistice has contractually agreed to restrict its ability to exercise the July 2024 PIPE Warrants such that the number of shares of our common stock held by Armistice and its respective affiliates after such exercise does not exceed the Beneficial Ownership Limitation set forth in the July 2024 PIPE Warrants which may not exceed 4.99% (or 9.99%, at the election of Armistice) of our then issued and outstanding shares of common stock.

In connection with the Securities Purchase Agreement, we entered into a registration rights agreement (the “July 2024 PIPE Registration Rights Agreement”), with Armistice. Pursuant to the July 2024 PIPE Registration Rights Agreement, we will be required to file this resale registration statement (the “July 2024 PIPE Registration Statement”) with the SEC to register for resale the July 2024 PIPE Warrant Shares within 15 days of the Closing Date and to have such July 2024 PIPE Registration Statement declared effective within 15 days after the Closing Date, or in the event of a limited or full review by the SEC, within 45 days after the Closing Date. We will be obligated to pay certain liquidated damages to the investor if we fail to file the July 2024 PIPE Registration Statement when required, fail to cause the July 2024 PIPE Registration Statement to be declared effective by the SEC when required or if we fail to maintain the effectiveness of the July 2024 PIPE Registration Statement. We filing this registration statement in satisfaction of its obligation to file a registration statement under the July 2024 PIPE Registration Rights Agreement.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus forms a part to permit holders of the shares of common stock described in the section entitled “Selling Stockholder” to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholder. However, we will receive the proceeds of any cash exercise of the July 2024 PIPE Warrants. If all of the Warrants were exercised for cash, we would receive aggregate proceeds of approximately $15.0 million. If we do receive any proceeds, we currently intend to use the proceeds for general corporate purposes, including working capital.

MARKET INFORMATION FOR OUR COMMON STOCK AND DIVIDEND POLICY

Market Price of Our Common Stock

Our common stock is quoted on Nasdaq under the ticker symbol “SERV”. On July 30, 2024, the closing price of our common stock was $15.00 per share.

As of July 26, 2024, we had 36,849,901 shares of common stock outstanding held by approximately 167 stockholders of record.

Dividend Policy

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties as described under the heading “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus. Accordingly, you should review the disclosure under the heading “Risk Factors” in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are shaping the future of sustainable, self-driving delivery. We design, develop and operate low-emissions robots that serve people in public spaces, starting with food delivery. Starting in 2017, our core technology was developed by our co-founders and a majority of our product and engineering team in San Francisco, California as a special project within Postmates, one of the pioneering food delivery startups in the United States. By the end of 2020, the team had developed a fleet of sidewalk robots that had successfully performed over 10,000 commercial deliveries for Postmates in California, augmenting Postmates’ fleet of human couriers. Postmates was acquired by Uber in 2020, and in February of 2021, Uber’s leadership team agreed to contribute the intellectual property developed by the team and assets relating to this project. In return for this contribution and an investment of cash into the Company, Uber acquired a minority equity interest in our business.

Reverse Merger

On July 31, 2023, Patricia Acquisition Corp., Serve Acquisition Corp., a corporation formed in the State of Delaware on July 10, 2023 (“Acquisition Sub”), and Serve entered into a Merger Agreement. Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Serve, with Serve continuing as the surviving corporation and our wholly owned subsidiary. As a result of the Merger, we acquired the business of Serve and will continue the existing business operations of Serve as a public reporting company under the name Serve Robotics Inc. Concurrently therewith, Serve’s predecessor was renamed Serve Operating Co. The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes and Serve is considered the acquirer for accounting purposes. As a result of the Merger and the change in our business and operations, a discussion of the past financial results of Patricia Acquisition Corp. is not pertinent, and under applicable accounting principles, the historical financial results of Serve, the accounting acquirer, prior to the Merger are considered our historical financial results.

Public Offering

On April 17, 2024, the Company entered into an underwriting agreement with Aegis in connection with the public offering of 10,000,000 shares of the Company’s common stock at a public offering price of $4.00 per share (the “Public Offering”). The Company’s net proceeds from the Public Offering, after deducting the underwriting discount and other estimated offering expenses payable by the Company, were approximately $35.7 million. As a result of the Public Offering, the Company’s common stock commenced trading on Nasdaq under the ticker symbol “SERV”.

Pursuant to the Underwriting Agreement, at the closing of the Public Offering on April 22, 2024, the Company issued to Aegis a warrant to purchase 500,000 shares of Common Stock (the “Representative’s Warrant”). The Representative’s Warrant is exercisable at a per share exercise price equal to $5.00 and is exercisable at any time and from time to time, in whole or in part, commencing October 14, 2024. The Representative’s Warrant expires on April 17, 2029.

Convertible Notes

At an initial closing on January 2, 2024 and at subsequent closings on January 12, 2024, January 22, 2024 and January 26, 2024, the Company issued to certain accredited investors convertible promissory notes of $5,014,500, for which the Company received $4,844,625 in net proceeds (the “January Notes”). As a result, the Company incurred fees of $169,875 which was recorded as a debt discount in the unaudited condensed consolidated financial statements. The convertible promissory notes bore interest at a rate of 6.00% per year, compounded annually, and were due and payable upon request by each investor on or after the 12-month anniversary of the original issuance date of each note. The January Notes were required to convert to shares of common stock upon a qualified offering (as defined in the January Notes) at the lesser of the price paid per share multiplied by 75% or the quotient resulting from dividing $80,000,000 by the outstanding shares of common stock on a fully diluted basis immediately prior to the qualified offering.

Upon closing of the Public Offering, the January Notes converted into 2,104,562 shares of common stock based upon a conversion price of $2.42 per share. Furthermore, the Company granted 63,479 warrants to purchase common stock to the placement agent of the January Notes at an exercise price of $2.42 per share.

Note Payable - Related Party

In December 2023, the Company issued a senior secured promissory note to its Chief Executive Officer for which Serve received $70,000 in proceeds. The note bore interest at 7.67% per annum. The note was fully repaid on January 3, 2024.

Magna Warrant

On February 1, 2024, Serve entered into a Master Services Agreement (the “MSA”) with Magna, retroactively effective as of MSA Effective Date.

In connection with the strategic partnership with Magna, on February 7, 2024, the Company issued to Magna the “Magna Warrant to purchase up to 2,145,000 shares of its common stock (the “Magna Warrant Shares”), subject to an exercise price of $0.01 per share. The Magna Warrant was issued pursuant to a production agreement executed in connection with the MSA between the parties in April 2024 whereby Magna will assist the Company in assembly of robotic delivery vehicles.

The Magna Warrant is exercisable in two equal tranches: (i) the first tranche became exercisable on May 15, 2024, subject to certain conditions; and (ii) the second tranche will became exercisable upon Magna’s achievement of a certain manufacturing milestone as set forth in a production and purchase agreement to be entered into with respect to the contract manufacturing of our autonomous delivery robots by Magna or its affiliates. Notwithstanding the foregoing, the Magna Warrant Shares will vest and become exercisable upon any “change of control” (as defined in the Magna Warrant).

The fair value of the Magna Warrant was $8,566,184 as of March 31, 2024 as determined using the Black-Scholes option pricing method.

Outlook And Challenges Facing Our Business

There are a number of industry factors that affect our business which include, among others:

Overall Demand for Last-mile Delivery on Partner Platforms.

Our potential for growth depends significantly on continued demand for last-mile delivery of food and other items on our partner platforms. This demand can fluctuate based on various market cycles, weather and local community health conditions, as well as evolving competitive dynamics. Our largest stream of projected revenue comes from maximizing utilization of our robots to perform deliveries on our partner platforms. Matching algorithms on these platforms as well as the extent of their merchant and end-customer participation in robotic delivery directly impacts the utilization rate of our robots, both of which can be challenging to predict. These uncertainties make demand difficult to forecast for us and our partners.

Customer Concentration.

Generally, we currently have a limited number of customers. During the three months ended March 31, 2024, one customer accounted for 90% of our revenue and accounted for 83% of our accounts receivable. In the same period in 2023, a different customer accounted for 50% of our revenue. If either of our significant customers were to breach, cancel or amend our agreements with them, it may have an outsized effect on our revenue, cash on hand and profitability. Our business development team is actively pursuing new delivery and branding customers to diversify our customer base.

Inflation and Market Considerations; Availability of Materials, Labor & Services.

We consider most on-demand purchases as discretionary spending for consumers, and we are therefore susceptible to changes in discretionary spending patterns and economic slowdowns in the geographic areas in which merchants on our partners’ platforms operate, and in the economy at large. Discretionary consumer spending can be impacted by general economic conditions, unemployment, consumer debt, inflation, rising gasoline prices, interest rates, consumer confidence and other macroeconomic factors. Inflation can lead to increased cost of material and labor for restaurants and merchants who may in turn raise prices on the item they sell, potentially resulting in a reduction in demand for those items. To the extent inflation reduces economic activity and consumer demand for items we deliver, it could negatively impact our financial results. Continued uncertainty in or a worsening of the economy, generally or in a number of our markets, and consumers’ reactions to these trends, could adversely affect our business and cause us to, among other things, reduce the number and frequency of new market openings or cease operations in existing markets. It is important to note, however, that inflation can also serve as a tailwind that would accelerate the adoption of automated robotic last mile delivery as labor becomes more expensive and drives up the cost of delivery by humans.

Intellectual Property.

We rely on patented and non-patented proprietary information relating to product development, manufacturing capabilities and other core competencies of our business. Protection of intellectual property is critical. Therefore, steps such as additional patent applications, confidentiality and non-disclosure agreements, as well as other security measures, are important. While we believe we have a strong patent portfolio and there is no actual or, to our knowledge, threatened litigation against us for patent-related matters, litigation or threatened litigation is a common method to effectively enforce or protect intellectual property rights. Such action may be initiated by or against us and would require significant management time and expenses.

Supply Chain Constraints.

The global supply shortage of electrical components, including semiconductor chips and other hardware components essential to the manufacturing and maintenance of our robots, has continued to impact our supply chain throughout 2024. As a result, we experienced increases in our lead times and costs for certain components to build our robots. We cannot be sure whether global supply chain shortages will impact our future robot build plans. In order to mitigate supply chain risks, we would need to incur higher costs to secure available inventory and place non-cancellable purchase commitments with our suppliers, which could introduce inventory risk if our forecasts and assumptions prove inaccurate. Higher costs of components would impact our cash runway and delays in the manufacturing of our robots would push out our revenue forecasts.

Governmental and Regulatory Conditions.

Our potential for growth depends on continued permission and acceptance by local governments and municipalities where our robots perform deliveries. Changes in regulations such as the imposition of a cap on the number of robots or technical requirements such as robot size and weight restrictions or limitations on autonomy within a certain geographic area could reduce or limit our ability to generate revenues and/or impact our unit economics in those markets.

Future Prospects.

We anticipate that we will continue to experience operating losses in 2024 and 2025 as we seek to implement our long-term strategic plan, using the net proceeds from the Public Offering to accelerate our development through increased research and development spending, scaling our robotic fleet, expanding our sales and business development efforts, and increasing our overall headcount in order to achieve efficiencies through scaled growth. Our goal over the next two years is to scale our operating fleet by a factor of 10 and expand our geographic coverage to new markets beyond our current operating area in Los Angeles. With such an increase, we anticipate proportional increases in capital costs, overhead and operating expenses. Our ability to initially achieve profitability is dependent upon numerous factors, including the development of revenues, general business and economic conditions, and other risks and uncertainties, including those listed under the caption “Risk Factors” elsewhere in this prospectus.

Components of Results of Operations

Revenue

Our revenue currently consists of (1) delivery revenues, (2) revenues from branding and (3) revenues from software services.

Operating Expenses

Cost of revenue consists primarily of allocations of depreciation on robot assets used for revenue producing activities, personnel time related to revenue activities and costs related to data, software and similar costs that allow the robots to function as intended and for the Company to communicate with its robots while in service.

Operations. Operations expenses primarily consist of costs for field operations personnel.

Research and Development. Costs incurred in the research and development of the Company’s products are expensed as incurred. Research and development costs include product design, hardware and software costs.

Sales and Marketing. Sales and marketing expenses include personnel costs and public relations expenses. Advertising costs are expensed as incurred and included in sales and marketing expenses.

General and Administrative. General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal and human resources, as well as general corporate expenses and general insurance. General and administrative expenses also include depreciation on property and equipment as well as amortization of right of use assets. These costs are expensed as incurred.

Interest Expense

Interest expense consists of stated rates of interest on financing instruments, fees incurred related to financing instruments or accretion of debt discounts.

Changes in Fair Value of Future Equity Obligations

Changes in the fair value of the simple agreements for future equity (“SAFEs”) relate to updated assumptions and estimates are recognized within the statements of operations.

Other Income, Net

Other income, net of other expenses, consists primarily of income generated from our interest-bearing deposit account.

Financial Overview

For the three months ended March 31, 2024 and 2023, we generated revenues of $946,711 and $40,252, respectively, and reported net loss of $9,037,971 and $5,138,122, respectively.

As of March 31, 2024, we had an accumulated deficit of $77,372,352.

Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2024 and 2023

The following table summarizes our operating results as reflected in our unaudited statements of operations during the three months ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	Three Months Ended
	March 31,
	2024	2023	Change	Change %
Revenues	$946,711	$40,252	$906,549	2252%
Cost of revenues	352,438	367,261	(14,823)	-4%
Gross loss	594,273	(327,009)	921,282	-282%

Operating expenses:
General and administrative	1,008,071	1,015,987	(7,916)	-1%
Operations	540,974	521,687	19,287	4%
Research and development	6,638,441	2,082,949	4,555,492	219%
Sales and marketing	118,236	279,582	(161,346)	-58%
Total operating expenses	8,305,772	3,900,205	4,405,517	113%
Loss from operations	(7,711,449)	(4,227,214)	(3,484,235)	82%
Other income (expense)	(1,326,522)	(910,908)	(415,614)	46%
Net loss	$(9,037,971)	$(5,138,122)	$(3,899,849)	76%

Weighted average common shares outstanding - basic and diluted	24,556,343	6,708,450

Net loss per common share - basic and diluted	$(0.37)	$(0.77)

Revenues increased $0.91 million to $0.95 million for the three months ended March 31, 2024 from $0.04 million for the same period in 2023. The increase is due primarily to the $0.85 in revenues generated from the Company’s software services contract with Magna. The Company also recognized additional increases in delivery and branding revenues of $0.10 million for the three months ended March 31, 2024, compared to $0.04 million for the same period in 2023. The Magna services will be completed in Quarter 2 of 2024. Service revenue streams may be inconsistent in the future.

Cost of revenues decreased $0.01 million to $0.35 million for the three months ended March 31, 2024, compared with $0.37 million for the same period in 2023 due primarily from a decrease in depreciation expense offset by incremental costs related to software service.

General and administrative expenses decreased $0.01 million to $1.01 million for the three months ended March 31, 2024, from $1.02 million for the same period in 2023, due primarily to additional public company costs such as audit, legal, SEC filing fees and outside director compensation which were partially offset by a decrease in payroll costs due to a headcount reduction and decreased depreciation as a result of the impairment of the robot asset in 2023.

Operations expenses increased $0.02 million to $0.54 million for the three months ended March 31, 2024, from $0.52 million for the same period in 2023, due primarily to an increase in facility costs such as rent, network and phone.

Research and development expenses, which represent 80% and 53% of our total operating expenses for the three months ended March 31, 2024, and 2023, respectively, increased $4.55 million for the three months ended March 31, 2024 to $6.63 million, compared to $2.08 million for the same period in 2023. This increase was due primarily to stock compensation attributable to the Magna Warrant for $4.2 million, as well as increased operating expenses for headcount and software as the company executed its technology roadmap.

Sales and marketing expenses decreased $0.16 million to $0.12 million for the three months ended March 31, 2024, from $0.28 million for the same period in 2023. For the three months ended March 31, 2023, the Company incurred a larger amount of advertising costs during their crowdfunding campaign and efforts which did not occur in the same period in 2024.

Interest expense of $1.33 million for the three months ended March 31, 2024, was related to the debt from Silicon Valley Bank and the amortization of debt discount pertaining to the January Notes. Interest expense of $0.04 million for the three months ended March 31, 2023 was related to the amortization of debt discount from the Company’s March 2022 loan agreement with Silicon Valley Bank.

The change in fair value of the SAFEs was $0 million for the three months ended March 31, 2024, compared with $0.87 million for the three months ended March 31, 2023. The decrease in expense is related to no longer having SAFE agreements.

Comparison of Results of Operations for the Year ended December 31, 2023 and 2022

The following table summarizes our operating results as reflected in our statements of operations during the year ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	Year Ended December 31,
	2023	2022	Change

Revenues	$207,545	$107,819	$99,726
Cost of revenues	1,730,262	1,148,426	581,836
Gross loss	(1,522,717)	(1,040,607)	(482,110)

Operating expenses:
General and administrative	4,618,499	3,786,124	832,375
Operations	2,564,930	2,035,063	529,867
Research and development	9,947,258	13,565,765	(3,618,507)
Sales and marketing	605,205	525,494	79,711
Impairment of long-lived assets	1,468,995	-	1,468,995
Total operating expenses	19,204,887	19,912,446	(707,559)

Loss from operations	(20,727,604)	(20,953,053)	225,449

Other income (expense), net:
Interest expense, net	(2,264,426)	(636,330)	(1,628,096)
Change in fair value of derivative liability	(149,000)	-	(149,000)
Change in fair value of simple agreements for future equity	(1,672,706)	(265,744)	(1,406,962)
Total other income (expense), net	(4,086,132)	(902,074)	(3,184,058)

Provision for income taxes	-	-	-
Net loss	$(24,813,736)	$(21,855,127)	$(2,958,609)

Weighted average common shares outstanding - basic and diluted	14,204,078	6,896,769
Net loss per common share - basic and diluted	$(1.75)	$(3.17)

Revenues were $0.21 million for the year ended December 31, 2023, compared with $0.11 million for the year ended December 31, 2022. The increase was because 2023 had a full year of operations, whereas 2022 had partial year, which resulted in more delivery fees.

Cost of revenues was $1.73 million for the year ended December 31, 2023, compared with $1.15 million for the year ended December 31, 2022. The increase was because 2023 had a full year of operations, whereas 2022 had partial year, which resulted in more costs.

General and administrative expense increased $0.83 million to $4.62 million for the year ended December 31, 2023 from $3.79 million for the year ended December 31, 2022, due primarily to an increase in costs related to administrative functions, including finance and accounting, legal, and human resources, as well as general corporate expenses.

Operations expense increased $0.53 million to $2.56 million for the year ended December 31, 2023, compared with $2.04 million for the year ended December 31, 2022, due primarily to servicing the larger scale of the robot fleet.

Research and development expense, which represented 51.8% and 68.1% of total operating expenses for the years ended December 31, 2023 and 2022, respectively, decreased $3.62 million to $9.95 million for the year ended December 31, 2023 from $13.57 million for the year ended December 31, 2022, due primarily to a reduction in workforce effective December 2022.

Sales and marketing expenses increased $0.08 million to $0.61 million for the year ended December 31, 2023 from $0.53 million for the year ended December 31, 2022, due primarily to an increase in personnel costs and public relations expenses.

For the year ended December 31, 2023 an impairment of long-lived asset expense of $1.47 million was recognized. Based on evaluating the forecasted cash flows through the assets’ remaining useful life, and technology becoming obsolete once a new generation of robots is expected to launch, in 2024, management concluded to record a full impairment of the assets. Due to the discounted cash flows being negative through the remaining useful life (November 2024) and the technology becoming obsolete once a new generation of robots is launched, it was determined that there was an impairment and the expense recognized.

Operating expense decreased $0.71 million to $19.20 million for the year ended December 31, 2023 from $19.91 million for the year ended December 31, 2022, due primarily to a reduction in workforce effective December 2022.

Interest expense increased $1.63 million to $2.26 million for the year ended December 31, 2023 compared to $0.64 million for the year ended December 31, 2022. This increase is related to the accretion of debt discounts which is a result of debts entered into that contained redemption features requiring derivative accounting and warrants issued with debt that discounted the debts. The majority of the increase is due to accretion and to a lesser extent, the interest on the Farnam Lease.

The change in fair value of future equity obligations increased by $1.41 million to $1.67 million for the year ended December 31, 2023 compared to $0.27 million for the year ended December 31, 2022 primarily due to the revaluation of SAFEs immediately prior to conversion into common stock.

The change in fair value of derivative liability increased by $0.15 million to $0.15 million for the year ended December 31, 2023 compared to $0.00 million for the year ended December 31, 2022 primarily due to the revaluation of derivative immediately prior to conversion into common stock, and there was no such derivative in the prior year.

Other expenses were $4.09 million and $0.9 million for each of the years ended December 31, 2023 and 2022, respectively primarily due to the increases in interest expense described above.

Net loss increased $2.96 million to $24.81 million for the year ended December 31, 2023 from $21.86 million for the same period in 2022. The increase in net loss was primarily attributed to other expenses such as conversion of SAFEs and derivative liability into common stock as well as the impairment on the robot asset in 2023.

Key Metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Key Metrics
Daily Active Robots	39	23
Daily Supply Hours	300	152

Daily Active Robots: We define daily active robots as the average number of robots performing daily deliveries during the period. Daily active robots reflect our operation team’s capacity to have active robots in the field performing deliveries and/or generating branding revenues. We closely monitor and strive to increase our daily active robots efficiently as we improve our autonomy and resultant human-to-robot ratios and increase the number of merchants and brand advertisers on our platform.

Daily Supply Hours: We define daily supply hours as the average number of hours our robots are ready to accept offers and perform daily deliveries during the period. Supply hours represent the aggregate number of robot hours per day during which we can utilize our robots for delivery. Supply hours increase as we add active robots and increase the operating window of those robots in a day. We closely monitor and strive to efficiently increase our fleet’s daily supply hours.

Liquidity and Capital Resources

Our cash and cash equivalents generated by financing activities are our primary source of liquidity. As of March 31, 2024, we had $0.43 million in cash and cash equivalents. Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the time of purchase, other than those held for sale in the ordinary course of business.

On April 17, 2024, the Company entered into an underwriting agreement with Aegis in connection with the public offering of 10,000,000 shares of the Company’s common stock at a public offering price of $4.00 per share. The Company’s net proceeds from the Public Offering, after deducting the underwriting discount and other estimated offering expenses payable by the Company, were approximately $35.7 million.

We will need additional capital to fund our operations which include our research and development and general and administrative expenses, which we may obtain from additional financings, public offerings, research funding, additional collaborations, contract and grant revenue or other sources.

Our ability to continue as a going concern is dependent on our ability to raise adequate capital to fund operating losses until we can generate liquidity from our business operations. To the extent sufficient financing is not available, we may not be able to, or may be delayed in, developing our offerings and meeting our obligations. We will continue to evaluate our projected expenditures relative to our available cash and evaluate financing alternatives in order to satisfy our working capital and other cash requirements.

Cash Flows

As of March 31, 2024, our cash and cash equivalents were $0.43 million. The following table shows a summary of our cash flows for the periods presented in millions:

	Three Months Ended March 31,
	2024	2023	Change
Cash used in operating activities	$(4.08)	$(3.71)	$.36
Cash used in investing activities	$(.00)	$-	$(.00)
Cash from financing activities	$4.50	$1.86	$2.64)

Operating Activities

Net cash used in operating activities was $4.08 million and $3.71 million for the three months ended March 31, 2024, and 2023, respectively. The increase of $0.36 million was primarily due to changes in working capital.

Investing Activities

Net cash used in investing activities was minimal for the three months ended March 31, 2024, and 2023, respectively.

Financing Activities

Net cash provided by financing activities was $4.50 million and $1.86 million for the three months ended March 31, 2024, and 2023, respectively. In 2024, the Company received net proceeds of $4.84 million from the January Notes, partially offset by repayments of lease liability for Silicon Valley Bank.

Indebtedness

In March 2022, we entered into a term loan with Silicon Valley Bank for gross proceeds of $2.50 million with a maturity date of March 1, 2025. The loan accrues interest at the greater of 3.25% per annum or prime rate. Principal payments commenced on October 1, 2022, and the loan is repayable in 30 equal installments of principal and accrued interest.

In June 2022, we entered into an equipment financing lease agreement with Farnam Street Financial, Inc. (“Farnam”) commencing November 2022, for the cost of building robots, calling for 24 monthly payments of approximately $0.19 million based on an expected total cost of $4.46 million of robot parts and manufacturing costs. In December 2023, the agreement was modified to require three monthly repayments of approximately $0.03 million each and 12 monthly repayments of approximately $0.19 million each, subject to certain terms and effective in January 2024.

Off-Balance Sheet Transactions

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

There have been no material changes in our critical accounting policies from those disclosed in our 2023 Annual Report on Form 10-K for the year ended December 31, 2023.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to either early adopt or delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As of the Merger Effective Time, (i) Grassi & Co., CPAs, P.C. (“Grassi”), was dismissed as the independent registered public accounting firm of the Company and (ii) our board of directors engaged dbbmckennon (“dbbmckennon”) as the independent registered public accounting firm to audit Serve’s financial statements for the fiscal years ended December 31, 2022 and 2021 and to audit our financial statements for the fiscal year ended December 31, 2023.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through the date of Grassi’s dismissal, there were no disagreements with Grassi on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grassi, would have caused it to make reference to the subject matter thereof in connection with its report, nor did its report contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through the date of Grassi’s dismissal, neither we nor anyone acting on our behalf consulted dbbmckennon regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

BUSINESS

Formation History

Serve Operating Co. was incorporated in the State of Delaware on January 15, 2021. Serve is a spin-off of Uber, a global ride-hailing and last-mile delivery platform. The Serve initiative was initially formed in 2017 as the X division of Postmates, a pioneering food delivery startup in the United States. Uber acquired Postmates in 2020, including the Postmates X division.

At the beginning of 2021, Uber’s leadership agreed to contribute the intellectual property developed by the Postmates X division team, the related assets, as well as a capital investment to Serve in return for a minority equity interest in the business.

Glossary of Terms and Abbreviations

The following is a glossary of technical terms used in this prospectus:

AI — Artificial Intelligence

AV — Autonomous Vehicle

GHG — Greenhouse Gases

GPS — Global Positioning System

GPU — Graphical Processing Unit

IMU — Inertial Measurement Unit

LIDAR — A digital sensor for measuring distance to objects which uses the principle of radar, but uses light from a laser

ODD — Operating Design Domain describes the specific operating conditions in which the automated driving system is designed to properly operate, including but not limited to roadway types, speed range and environmental conditions

Reverse Logistics — A type of supply chain management that moves goods from customers back to the sellers or manufacturers

Overview

We are on a mission to deliver a sustainable future by transforming how goods move among people.

Serve has developed an advanced, AI-powered robotics mobility platform, with last-mile delivery in cities as its first application. According to the U.S. Bureau of Transportation Statistics in 2017, 45% of car trips in the United States are taken for shopping and errands, and in 2019, FedEx stated that over 60% of merchants’ customers live within three miles of a store location. By eliminating unnecessary car traffic, and by reducing the cost of last-mile transportation, Serve aims to reshape cities into sustainable, safe and people-friendly environments, with thriving local economies.

Serve’s first product is a low-emissions robot that serves people in public spaces, starting with food delivery. In 2017, our core technology development began with our co-founders and a growing product and engineering team. In 2020, the team launched delivery robots in Los Angeles performing contactless deliveries during the COVID-19 pandemic shutdowns. By the end of that year, Serve robots had successfully completed over 10,000 commercial deliveries for Postmates in California, augmenting Postmates’ fleet of human couriers.

Postmates was acquired by Uber in 2020, and in February of 2021, Uber’s leadership team agreed to contribute the intellectual property developed by the team and assets relating to this project to Serve. In return for this contribution and an investment of cash into the Company, Uber acquired a minority equity interest in the business. By the end of the first quarter of 2021, the majority of the team that had worked on this project at Postmates joined Serve as full-time employees.

After spinning off from Uber in 2021, Serve established a commercial partnership with Uber, with deliveries starting in January 2022 on a small scale. In May 2022, Uber announced a pilot program with Serve, and by June, it executed a commercial-scale agreement with Serve to deploy up to 2,000 of its robots across the United States.

Serve’s current fleet consists of over 100 robots, and we plan to expand our fleet by building and deploying hundreds of new robots in the coming years after raising additional rounds of financing. Our goal is to deploy all 2,000 Uber robots by the end of 2025, though the exact timing and robot quantity will be determined by future capital availability. We currently do not expect to be able to build and deploy robots in 2024 based on our existing capital. We have platform-level integrations with Uber Eats and 7-Eleven, Inc. in Los Angeles, California, which means Serve robots can provide real-time presence and status updates on those platforms and receive requests to perform deliveries with respect to customer orders placed on those platforms as needed. We have also successfully conducted pilots for Walmart, a major pizza quick service restaurant and a major coffee shop chain. To date, Uber Eats is the only partner for whom we have completed a material number of deliveries. Our strategic investors include NVIDIA, Uber, 7-Ventures and Delivery Hero’s corporate venture units, alongside other world-class investors.

Because we started within a food delivery company, our team comes with a depth of expertise in food delivery. Additionally, our engineering team has extensive experience in AI, automation and robotics. Our leadership team includes veterans from Uber, Postmates, Waymo, Apple Inc., Blue Origin, LLC, GoPro, Inc., GoDaddy Inc. and Anki, Inc. We believe our expertise positions us to service the ever-growing on-demand delivery market, including food delivery.

Based on our proprietary historical delivery data, approximately half of all food delivery distances in the United States are less than 2.5 miles, making these deliveries well-suited to delivery by sidewalk robots. We provide a robotic delivery experience that can delight customers, improve reliability for merchants and reduce traffic congestion and vehicle emissions. Moreover, at scale with full utilization and high autonomy, we believe our robots have the potential to reduce average delivery cost to under $1.00, lower than delivery cost by human couriers today, making on-demand delivery more affordable and accessible in the areas in which we operate. In fact, according to a 2024 ARK Invest report, by using automation to reduce delivery costs, the potential market for food and parcel delivery by robots and drones may grow to as much as $450 billion in 2030.

Last-Mile Delivery Costs

Despite new technological innovations of the past few decades as well as growing adoption of online commerce and home delivery, last-mile delivery has remained costly and inefficient. From 2020 to 2023, DoorDash, Inc., the largest food delivery platform in the United States, reported nearly 200% in revenue growth, while cost of revenue increased 235% over that four-year period. By our own estimate, in addition to cost of labor, issues such as fraud and refunds caused by driver error (for example, failed deliveries or missing items) increase average delivery cost of couriers by over $1.00 per delivery.

Besides on-demand delivery, next-day parcel delivery has also struggled with last-mile cost. For example, in May 2023, Amazon announced a program to reduce its delivery costs by offering certain customers $10 to pick up items from nearby stores.

Tailwinds for Automation

While an ever-growing share of consumers is shopping online and demanding faster deliveries, a number of factors have contributed to keeping last-mile costs high:

●	Labor shortages caused by the aging population and the COVID-19 pandemic have led to wage inflation.

●	On-demand delivery companies in many jurisdictions are battling regulatory pressures to classify gig workers as employees, which would in turn increase labor costs.

●	More recently, cities across the United States have introduced maximum limits on how much delivery platforms can charge restaurants and merchants, highlighting the need to lower underlying delivery costs.

Labor cost inflation and regulatory pressures serve as tailwinds that are expected to accelerate the adoption of automated robotic last-mile delivery. While labor costs typically increase over time, hardware and technology costs typically decrease. We expect the cost of cameras, GPU processors, electric motors, batteries and advanced sensors such as LIDAR to continue to decrease, as artificial intelligence algorithms become more capable and less expensive and mobile networks become faster and more reliable with higher bandwidth and geographic coverage, which together we believe will lead to a downward trend in the cost of building and operating robots and serve as additional tailwinds for the adoption of robots.

Delivery Robots, Aerial Drones and Autonomous Vehicles

We believe that the evolving landscape of urban mobility will see a shift towards the unbundling of traditional vehicular transportation, potentially ushering in an era where specialized robots and automated vehicles will play a central role in mobility. After the introduction of automobiles in the early 20th century, according to reports, the United States experienced a transition from 25 million horses in the 1920s, to over 283 million cars in the 2020s — over 11 vehicles replacing one horse. Drawing on this trend, we believe the development of specialized, efficient robots in the future have the potential to lead to a similar proliferation of robots for every existing vehicle.

For example, consider the delivery of goods, which represents a major application for vehicles today. Deliveries vary by distance, cargo size, cargo sensitivity and timing requirements, among other factors. Today, most next-day parcels are delivered using trucks, while on-demand food delivery largely takes place in personal vehicles. Overall, a small percentage of short distance deliveries are performed on bicycles.

As automation is introduced, we believe different automated technologies will be best suited for different deliveries. AVs will be best for longer distance and larger deliveries, though experts currently believe AVs are still many years away from scaled, profitable operation. Delivery robots and aerial drones, however, have been commercially operating in a variety of environments for several years and are expected to scale over the coming years. We believe robots are best suited for short distance deliveries in populated environments, while drones are best suited for longer distances and less populated areas. When different automated vehicles emerge at scale, we expect to see a considerable share of deliveries completed using multiple technologies collaboratively.

For example, while aerial drones may provide a faster delivery experience across longer distances and less populated areas, they face many challenges when it comes to picking up orders from many restaurants located in densely populated areas: safety concerns to sidewalk pedestrians, noise pollution and lack of availability of dedicated real estate at every store front, among others. Instead, we expect delivery robots will be able to pick up items on busy streets and urban environments and deliver them to a drone at a nearby hand-off location. While in motion, a battery-powered delivery robot often generates less noise and carries considerably less kinetic energy than a flying drone. By blending with existing infrastructure without introducing significant noise or safety concerns, delivery robots may enable drones to access items in the most populated spaces that may otherwise be challenging for drones to access in the future.

Similarly, when AVs become commercially viable, they will face challenges accessing merchants on congested streets where parking is limited. Restaurant waiting staff are often too busy to walk to the nearest available parking space to load an AV. We expect delivery robots will facilitate this process and help accelerate the adoption of AVs by allowing them to commercialize within existing urban infrastructures.

In summary, delivery robots, aerial drones and AVs are each efficacious for deliveries with different attributes, and all three can work collaboratively to create a more efficient automated last-mile delivery network. The applications of robotics in delivery are wide-ranging, from on-demand food and grocery to convenience goods, alcohol, pharmaceuticals, parcels and more. According to a 2023 Business Insider report, the market for delivery robots is predicted to grow to $1 trillion by 2030.

Delivery Robot Operations

Our delivery robots start each day at a central hub located near their operating area. Employees at the hub prepare robots for dispatch every morning by ensuring robots are cleaned, regular maintenance items are performed and robots pass daily diagnostic tests. While most robots deploy to and return from their operating area automatically and without further vehicular assistance, some robots may be transported to and from operating areas that are further away in a human-driven vehicle.

While in the field, we estimate that Serve robots are able to navigate over 80% of their environment autonomously. They are supervised through mobile connectivity and video streaming by remote human operators who can assist robots when necessary, such as at intersection crossings or when robots are unable to navigate certain conditions (e.g., blocked paths, construction zones, etc.). In less frequent occasions, if a robot requires physical assistance, such as when a robot is too low on battery to return home or if it has been damaged, a nearby employee is dispatched to repair or return the robot. As of January 2024, fewer than 1 out of every 500 of our robotic deliveries require physical assistance.

Throughout the day, each robot receives a series of delivery orders from partnered merchants and delivery platforms. Upon acceptance of any such order, the robot navigates to the pick-up location, waits outside and notifies merchant staff, often through their existing delivery tablets or point-of-sale devices. Once the merchant staff load the package into the robot, it navigates to its drop-off destination. A similar sequence of events results in customers meeting the robot at the curb, unlocking its cargo using their delivery app or on-screen instructions, and retrieving their package.

At night, robots return to their central hub to be recharged, maintained, upgraded when necessary and prepared for the next morning’s deployment. Also, various robot components are occasionally replaced due to wear and tear (e.g., tires, motors and batteries). Other components such as computers and key sensors like LIDAR have multi-year lifespans and are rarely replaced. Overall, the useful life of a robot is measured in years, as calculated based on the average lifespan of individual components weighted by their cost.

Delivery robots have inherent limitations on how much cargo they can carry and how quickly they can move given the constraints of the sidewalk environment. Current Serve robots carry up to 13 gallons of cargo and can move at a maximum speed of 7 mph. This imposes limits on addressable deliveries, travel time and rate of utilization of robots. For example, due to their speed, delivery robots are best suited for short-distance deliveries, though approximately half of food deliveries in the United States are under 2.5 miles and thus within the delivery range of sidewalk robots. Assuming a target customer delivery wait time of approximately 30 minutes, food delivery robots operating 12 hours per day could perform a maximum of 20 to 30 deliveries per day, depending on the rate of batched deliveries.

Furthermore, our robots are equipped with a number of security features to prevent their cargo and their associated data and IP from unauthorized access. The robots’ secure cargo compartment can only be unlocked through the delivery app’s interface or using a security code entered on the robots’ touchscreen. Moreover, using encrypted communication protocols and data storage as well as secure authentication methods, the data and software onboard each robot is protected from unauthorized access. Finally, robots are equipped with redundant real-time location tracking systems as well as alarm and communication features to deter attempts at vandalism and enable quick recovery of assets in the unlikely event of theft.

Impact of Robotic Delivery

As automation decreases the cost of last-mile delivery and leads to increased adoption, we anticipate opportunities for impact over the long term:

●	Reduced GHG Emissions: We believe robots and drones can reduce emissions caused by large vehicles used today for moving small packages. According to a study published in Transportation Research Part D: Transport and Environment in 2020, GHG emissions from operating delivery robots, including emissions from charging battery and transportation to/from delivery hubs, are over 96% lower than emissions from operating internal combustion engine vehicles.

●	Lower Delivery Costs: While all automated delivery vehicles still require a certain amount of human involvement (for example, in loading, unloading, maintenance and remote supervision), we believe labor is leveraged more efficiently resulting in more deliveries per unit of human effort. Just as automation has done in the past, it is expected that this will reduce delivery costs.

●	Increased On-Demand Adoption: On-demand services are largely luxuries afforded by affluent consumers today. We believe reducing delivery costs could make home delivery services affordable to more people.

●	Easier Reverse Logistics: We believe reducing the cost for last-mile transportation is likely to increase adoption of reverse logistics applications as well (e.g., more convenient package returns).

●	More Local Commerce: We believe that the increased adoption of home delivery will result in more commerce for local businesses.

Moreover, faster and cheaper local deliveries as well as easier and more cost-effective reverse logistics will likely result in new consumer behaviors and increased use of online commerce. For example, a customer ordering a pair of shoes from Amazon may wait several days only to receive an ill-fitting pair that must be returned while they wait more days for the next pair. In contrast, a customer ordering shoes from a local store could have three pairs of varying sizes delivered to their front door by a robot within an hour. They may try them on, pick the best fitting pair, and leave the other pairs in the robot to return.

●	More Local Jobs: We believe increased delivery and local commerce activities resulting from reduction in cost of delivery could lead to more local jobs, ranging from increased staffing of local businesses, logistics operators who enable automated delivery networks to function and human couriers who perform deliveries that automated services cannot perform.

●	Higher Delivery Quality: Like most automated systems, robots are less prone to error. For example, customers of food delivery platforms often experience missing items, mistaken orders and lost or missed deliveries altogether. Robots promise to reduce such errors, creating what has the potential to be a better experience for customers and merchants alike.

●	Safer Roads: According to a study by the National Highway Traffic Safety Administration (the “NHTSA”) from December 2023, there were 7,388 pedestrians and 966 cyclists killed in motor vehicle crashes in 2021 in the United States. This represents an average of over 20 pedestrian fatalities and 2.5 cyclist fatalities per day and a 13% increase in pedestrian deaths and a 3% increase in cyclist deaths from 2020. The deaths accounted for 19% of all traffic fatalities in the United States in 2021. In addition to the fatalities, the NHTSA estimated there were also 60,577 pedestrians and 41,615 cyclists injured in motor vehicle crashes in the United States in 2021. These injuries can be serious and life-changing, and they can also have a significant financial impact on the victims and their families. There are many factors that contribute to pedestrian and bicyclist fatalities and injuries, including: speeding, distracted driving, drunk driving and aggressive driving.

Delivery robots weigh significantly less and move at lower speeds than cars; as a result, on average, a single car carries over a thousand times more kinetic energy than a single robot. We anticipate that replacing cars with delivery robots could result in safer cities for pedestrians and cyclists.

●	Friendlier Cities: Based on a University of Michigan report from 2010, it is estimated that as much as one half of city land area in the United States is dedicated to streets, parking lots, driveways and other car-related uses. With mass adoption of automated last-mile delivery vehicles, such as robots and drones, more spaces in cities can be reclaimed from vehicles and used to create social and green spaces.

Serve Technology

Our robotic technology has been developed based on the following key principles:

●	Humans and Machines: We believe that the most effective way to quickly unleash the benefits of AI and autonomy in our lives is by designing solutions that leverage both human and machine intelligence in ways that collaborate and complement each other. Creating fully autonomous machines that are safe and reliable without any human intervention requires substantially more time and capital investment than creating machines that are mostly automated but can rely on occasional human support, especially when it comes to high consequence safety-critical decisions.

●	Labor-Optimized: We believe the cost of advanced sensors and hardware will continue to decrease over the coming years, and optimizing against such costs can be premature and an investment with diminishing long-term returns. Instead, we have continued to innovate by designing highly capable hardware and software solutions for robotic last-mile delivery that optimize against the largest cost of delivery: labor.

●	Robots Among People: We believe that building world-class hardware, software, AI and autonomy for robots to share spaces with people is how we are positioned to build market value and create a lasting legacy.

●	Robotic Platform: Our mission is to build a superior robotic platform that can accelerate the adoption of robotic solutions beyond last-mile delivery.

The following are key highlights of our approach to technology development:

Artificial Intelligence — AI empowers Serve robots to navigate city sidewalks and interact with their environment safely and efficiently. We use the latest AI methodologies to design, train and deploy a host of models on Serve robots.

Currently, our AI models are used to perform a variety of tasks, including identification of sidewalk surfaces, intersections, traffic signals, obstacles, pedestrians and vehicles and projecting the trajectory of other dynamic agents.

For the last six years of development, we have continued to create AI models with new capabilities while improving the performance of existing models. We expect to continue developing increasingly more capable AI models to improve robots’ performance and differentiate Serve from alternative products and solutions. As the broader field of Artificial Intelligence advances, we expect to benefit from such advances by increasing efficiency and effectiveness of our robots.

Level 4 Autonomy — In January 2022, we announced the deployment of a new generation of delivery robots capable of operating at Level 4 autonomy.

Level 4 autonomous robots can drive without humans in the loop for periods of time while they are operating in their intended operating environments (also known as “ODDs”). Specifically, Serve robots are capable of driving autonomously on certain sidewalks without a remote human supervisor having to oversee their movement. This capability makes it possible to operate our robots at lower cost than remotely operated robots used by our competitors, because it enables a single remote operator to simultaneously perform multiple deliveries.

Currently, we estimate that Serve robots can autonomously navigate over 80% of their operating environment with the help of a number of different AI models that detect people, objects and terrains and predict future state of dynamic actors. Serve robots’ autonomous capabilities enable one remote supervisor to safely monitor up to four moving robots.

Through frequent software updates, Serve’s AI models are continuously improved. We believe that over the coming years, we can steadily increase our robots’ autonomous capabilities using new and improved AI models and more training data including new edge cases encountered every day by our operating fleet.

Safety — Achieving Level 4 autonomy required Serve robots to maintain safety even when operating without supervision. As such, we have designed robust onboard safety systems that rely heavily on Serve’s advanced sensors and AI capabilities. This significantly reduces the possibility of collisions even when the robots are being supervised.

In fact, we believe robots that rely heavily on humans for safety are not sufficiently safe, because without automated onboard safety features, humans are prone to error. Also, data networks used for remote supervision frequently fail, slow down or get interrupted. Therefore, over-reliance on error-prone humans and failure-prone data networks makes human-in-the-loop safety inadequate.

In contrast, current Serve robots are equipped with an extensive array of onboard technologies that ensure safe and reliable operation without over-reliance on humans. Serve robots utilize multiple layers of redundant systems for critical navigation functions, including multiple sensor modalities—active sensors such as LIDAR and ultrasonics, as well as passive sensors such as cameras—to navigate safely on busy city sidewalks. Our robots have a wide range of capabilities, such as:

●	Automatic emergency braking: If a remote supervisor mistakenly puts a robot at risk of collision, the robot will automatically override the remote supervisor and come to a stop.

●	Vehicle collision avoidance: While Serve robots and their remote supervisors are trained to ensure legal and safe crossing of intersections and driveways, drivers of vehicles can still cause vehicle-to-robot collisions. Similar driver errors cause thousands of fatalities and injuries to pedestrians and cyclists every year. As such, Serve robots are equipped with AI features that assess the risk of collision with nearby vehicles and minimize such risks by taking necessary actions such as stopping prior to a collision.

●	Fail-safe mechanical braking: We believe another unique and innovative capability of Serve robots is their fail-safe emergency braking. No matter how reliable and well tested, batteries, electronics and computer systems occasionally fail. During any such failures, Serve robots automatically come to a full stop through a mechanically designed fail-safe braking system. Some robots used by competitors solely rely on electronic braking, which can become ineffective during power or computer failures.

Robot Design — As a division of Postmates during Serve’s inception, we had access to millions of historical delivery records. This enabled us to design robots from the ground up based on proprietary insights about last-mile delivery.

Current Serve robots consist of a number of key systems:

●	Drivetrain: Serve’s innovative four-wheel drive system is custom-made for navigating city sidewalks. It includes Ackerman steering similar to road vehicles, emergency fail-safe braking and a bogie suspension mechanism. Our unique design is a result of years of iteration and field testing.

Rather than a fixed wheelbase, our robots use a bogie that connects the pair of wheels on each side of the robot together via a differential. Relative to the main chassis, each pair of wheels can rotate in opposite directions to maintain full traction on all four wheels regardless of road surface irregularities. As a result, Serve robots can reliably navigate challenging city sidewalks that include tree wells, fallen branches, tree roots and other unexpected obstacles.

Our bogie design was inspired by the suspension arrangement first developed by NASA in 1988 for the Mars rover Sojourner. Since then, NASA has used similar designs in Mars rovers Spirit, Opportunity, Curiosity and, most recently, Perseverance.

●	Power System: Serve’s custom designed power distribution system and redundant batteries enable it to operate reliably from morning to night without requiring charging or battery swaps. Robots charge within a few hours upon returning to their home station at night.

●	Connectivity: Serve robots include redundant LTE modems and antennas that ensure they can consistently connect to cloud services used to dispatch and route their movements, as well as be monitored by remote supervisors.

●	Sensing & Compute: Serve robots are equipped with an array of cameras, ultrasonic sensors, a pair of stereo cameras, an infrared-based depth sensor, GPS sensors, IMUs and a 360-degrees LIDAR sensor. Additionally, the robots use multiple CPU and GPU chips to process sensor information, run AI models, perform actions, interact with pedestrians and connect to the internet.

●	Secured Cargo: Serve’s cargo bin is designed for maximum capacity, ease of use, customizability and operational efficiency. The bin fits two large shopping bags or four large pizzas. During operation the bin remains locked and is only accessible to designated restaurant staff and delivery customers, who can use their delivery app or the PIN pad on the robot’s touchscreen to unlock the cargo. Once the user completes loading or unloading, the cargo lid shuts down and locks automatically, without requiring additional human assistance. Lastly, the cargo space is designed to remain sufficiently clean and operational even if there is liquid spillage. Upon returning to the base, the interior of the bin can be removed for cleaning and sanitization.

●	Display and Lights: In order to create a user-friendly experience for merchants and customers that requires no training or onboarding, as well as to create a friendly and positive experience for pedestrians and other sidewalk users, Serve’s design includes a touchscreen display for indicating robot status and providing instructions. The design also includes a number of functional lights, including a light ring around the bin, brake lights, front headlights and a pair of circular eyes for expressing intentions and anthropomorphizing the robots.

Stage of Development — Though still early in their development maturity cycle, Serve robots are the result of over six years of engineering and development. Every day, we continue to work on improving our robots’ capabilities, including making them faster, safer, smarter and more affordable.

The following table provides a list of Serve robots’ current specifications:

Speed	7 mph (max)
Range	23 miles, 10 hours
Weather	Light rain, 32-104°F
Autonomy	>80% Autonomy Capability
Cargo	13 gallons (approx. two large shopping bags or four large pizzas)

Serve robots are designed to operate in the common environmental conditions in each operating market. Currently we limit Serve’s operation to warm and dry climates, and do not operate robots under rare or extreme conditions such as strong storms or unusually high or low temperatures.

With additional financing required for further development, we expect each new generation of robots to continually expand their operating envelope (e.g., introducing the ability to manage ice and snow), which we believe in turn could expand our market reach. Our roadmap includes a new generation of robots launching in 2025 (assuming availability of sufficient capital) that includes faster drivetrain, increased battery life, increased range of temperature and rain tolerance and more. The efforts towards the new robot generation began earlier this year and will require continued financing to complete.

Development Process — Our development efforts began in 2017 with extensive market research. Using proprietary historical Postmates delivery data, we ran thousands of simulation scenarios to define desirable robot specifications, best deployment and operation models, as well as go-to-market strategies to achieve the most efficient, low-cost and scalable last-mile robotic delivery. The resulting specifications led to the development of prototype robots that were quickly deployed in San Francisco and Los Angeles to learn from real-life operations while serving customers and merchants.

Today, every subsequent robot generation and incremental software improvement starts with prototyping, followed by iterative rounds of testing and developments. Prior to deployment, we perform extensive quality assurance testing using an expanding array of predefined validation tests, online simulations and in-house testing facilities. The validation tests include safety verifications to ensure any new software or hardware is capable of matching or exceeding pre-defined safety standards. When safety verifications fail, additional cycles of development and testing are required.

Once robots pass pre-deployment testing, a small-scale deployment test is initiated with a representative set of robots. Upon collecting sufficient amounts of performance metrics, the final go/no-go decision is made on whether any new software or hardware will be deployed across the entire fleet.

The design and development process is also informed by regulatory requirements in certain geographies, such as a number of states and municipalities, that have implemented permitting frameworks for robotic delivery. The requirements include limits to robot weight, speed, operating conditions, availability of lights and identifying labels, etc. Lastly, there are also hardware design requirements around electromagnetic radiations and battery safety that are considered during the design and development process.

For each new generation of hardware that introduces changes to relevant components, we build an initial set of evaluation units and use them to obtain necessary certifications. Currently, the only applicable certification requirement for the operation of sidewalk robots in the United States is UN 38.3. We have identified additional certifications that may become required for the operation of sidewalk robots in the United States in the future and have accounted for these certifications in the design and test of our devices.

Manufacturing — Our robots are designed by Serve’s high caliber team of mechanical, electrical and system engineers to not only meet product requirements but also supply availability of components and manufacturing and assembly for scalability.

Most components are widely available in supply and/or fabricated from raw materials using common manufacturing processes including machining, molding, stamping and additive manufacturing from multiple sources. However, certain highly complex components are obtained from single or limited sources that we may have to compete for with other participants in the robotics, consumer electronics and automotive markets. Therefore, these components can be at times subject to industry-wide shortages, resulting in long lead times and significant pricing fluctuations. Under these circumstances and to maintain production schedules, it may be necessary to temporarily source alternate higher-priced compatible components. Key suppliers of single and limited source components include NVIDIA and Ouster, Inc., in addition to vendors providing cameras, ultrasonic sensors, electronic motors and modems. To mitigate such supply risks, we routinely search for more available alternatives and/or enter into strategic partnerships and agreements to secure pricing and supply of components.

Finally, manufacturing and assembly of robots take place by a third-party contract manufacturer after component supply has been secured. We have proven, first-hand experience designing and assembling multiple generations of Serve robots and we believe our designs are highly manufacturable for contract manufacturers to outsource. Therefore, we are not dependent on any particular outsourcing partner and we are, instead, able to vet top tier contract manufacturers for their DFM (Design for Manufacturing) capabilities and leverage their existing scale to assemble robots in the most cost-effective and timely manner. This typically starts with SMT (Surface Mount Technology) pick and place machines to assemble PCBAs (Printed Circuit Board Assemblies) in batches followed by FATP (Final Assembly Test & Pack) on all the remaining components by subassemblies into fully completed robots before being shipped out and deployed into our markets.

The most recent batch of Serve robots was assembled by a tier 1 contract manufacturer in California within a few months and came in at our highest yield and throughput, all at a manufacturing cost that makes up a small fraction of our total robot cost. This speaks to our ability to design and execute with all our component suppliers and contract manufacturers and we expect to improve even further as we scale with higher volumes.

We plan to use contract manufacturing partners to build future robots. Our goal is to secure adequate funding and resources to begin scaling our fleet starting with a fleet of 2,000 robots deployed for Uber before the end of 2025. We currently do not expect to be able to build and deploy robots in 2024 based on our existing capital.

We are party to a Lease Agreement with Farnam, dated as of June 6, 2022 (the “Farnam Lease”), pursuant to which we lease the hardware of our robots. The Farnam Lease had an initial term of 24 months, which was modified in December 2023 to provide for a term of 15 months beginning on January 1, 2024. Pursuant to the Farnam Lease we have a purchase option allowing us to purchase the equipment subject to the Farnam Lease on the last day of the extended lease term (i) in whole for 45% of the original equipment cost, plus applicable taxes, subject to certain conditions or (ii) in part for 20% of the original equipment cost, plus applicable taxes, subject to a renewal of the Farnam Lease for an additional 12 months. The Farnam Lease also includes a right of first refusal requiring us to notify Farnam of any bona fide offer from a third party to lease robots to us (a “Third-Party Offer”) which we intend to accept. Prior to accepting such an offer, we must make an offer to Farnam on the same terms and conditions as the Third-Party Offer. This right of first refusal expires concurrently with the Farnam Lease.

Robots That Win Hearts and Minds

New technologies often face initial resistance and skepticism before becoming widely accepted. We believe delivery robots are no exception. As such, we have invested significant time and effort in creating robots that would be welcomed by society. Our years of commercial operations to date suggest we are on track to accomplish our mission.

In order to make robots acceptable by the public, we set out our design efforts with a number of key objectives:

●	Be familiar: Our robot design is inspired by familiar sidewalk objects such as baby strollers and shopping carts. Unfamiliar form factors can elicit strong resistance, whereas familiar-looking robots with blinking eyes and personalized names seem to already belong.

●	Be fresh: First impressions are lasting impressions. Thanks to decades of negative and dystopian portrayal of robots in science fiction, introducing robots to the public requires a strong first impression that would encourage a readjustment in existing preconceptions. One way to achieve this is by creating a robot design that is pleasantly surprising and unexpected, so that it would bring into question whatever fearful or dystopian views one might hold prior to meeting a Serve robot in person.

●	Be deferential: We believe robots are here to serve people, and therefore during everyday interactions on city sidewalks, robots must make every effort to stay respectful and compliant of people they share space with. For example, when their motion trajectory conflicts with a person, robots should always yield and prioritize people.

●	Be considerate: Sidewalks are a shared space where people from every walk of life, language and physical ability come together. Robots must be designed with all users of public spaces in mind. For example, while waiting to cross an intersection, our robots are trained to avoid blocking curb ramps needed by wheelchairs.

Serve’s talented design team has applied the above principles as they studied human-robot interactions on sidewalks, and they have created a robot design that stands in a class of its own.

Business Strategy

After six years of research and development investment in AI, autonomy, safety and efficiency of our robots, we are in a leading position to partner with the world’s largest food delivery platforms, restaurants, retailers and convenience brands to augment their last-mile human delivery capabilities. Our business strategy relies on providing partners with a complete end-to-end delivery solution and charging a fee per delivery—or per hour depending on the type of partnership.

Additionally, robots can perform other value-add tasks while in operation and capture additional revenues. For example, in 2022 while roughly 50% of our revenue was generated by delivery fees on the Uber Eats platform, the other 50% was generated through branding. Brands have used OOH branding on transit vehicles since the age of streetcars in the 1800s. Similar to billboards and buses today, brands are placing ads on Serve robots’ exteriors.

We anticipate additional revenue opportunities from delivery robots in the future. For example, the ability to license our technology to partners who wish to create their own robots for other applications, including our agreement with Magna. Additionally, robots can provide a new, more granular and timely data source to mapping providers. They can also enable cities to identify infrastructure problems. As robots become more common, we expect to identify new ways for robots to create value while operating.

New revenues from robot branding and other services supplement delivery revenues, and as a result position delivery robots with better economics compared with existing delivery solutions.

Partnerships

We operate delivery robots for delivery platforms or partnered merchants as either a part of a shared fleet or dedicated, exclusive fleet. For our robots to perform deliveries, they would need to have some level of integration with our partners’ platforms in order to receive an order, determine its suitability for robotic delivery, accept or reject that order and provide status updates and notifications to the merchants and recipients throughout the course of the delivery.

All of our currently active commercial robotic delivery engagements are based on the shared fleet model, whereby a partner sends us their request for robotic delivery and only pays us for those requests we choose to accept and complete. In the current shared fleet model, we have legal custody of the robots and maintain and operate them at all times, receiving payment for performing deliveries and placement of advertising on our robots while incurring all costs and risks relating to the robots and their operation. We may explore other partnership paradigms in the future, such as providing an exclusive fleet to a partner who would maintain and house the robots and pay us a monthly fee for operations and rental of the robots.

In 2021, we signed a commercial agreement with Uber. Pilot deliveries began in early 2022, which successfully led to the execution of an additional agreement in June 2022 to enable the commercial expansion of our service with up to 2,000 robots across multiple markets. Currently, this is our only large-scale commercial contract.

Uber launched its first-of-a-kind autonomy application programming interface in August 2022, with Serve as one of its first integrated partners. Since last year, we have completed thousands of deliveries for Uber Eats customers in Los Angeles and continue to expand our operations. Uber is also a strategic investor in Serve and has participated in multiple financing rounds, and as a result it owns a minority stake in our company.

In addition to Uber and 7-Eleven, Serve has performed pilots for Walmart at its headquarters in Bentonville, Arkansas, for a major pizza quick service restaurant in Vancouver, Canada and for a major coffee shop chain in Los Angeles, California. All three pilots were successful in achieving their respective targeted performance criteria and the next phase of our engagement with those parties is subject to further negotiations.

Serve is also in discussions with Delivery Hero, also a strategic investor, to identify suitable markets outside North America to launch their first deployment.

Lastly, Serve is in various stages of discussions with a number of other restaurant brands, restaurant integrator platforms, delivery platforms and logistics companies.

Traction

With a fleet of over 100 robots as of December 31, 2023, we provide robotic delivery to more than 300 restaurants on the Uber Eats platform in a number of neighborhoods in Los Angeles. To date, we have completed over 50,000 deliveries to Uber Eats customers and our delivery volume has grown over 25% month-over-month since early 2022.

Serve robots’ delivery reliability is one of its most notable strengths. Our proprietary historical delivery data suggest that on average, human couriers fail to complete five or more orders per every 1,000 deliveries (i.e., 99.5% reliability). In contrast, Serve robots have achieved a delivery reliability as high as 99.94%, or 0.5 delivery failures per every 1,000 deliveries. Improved delivery quality enhances both customers’ and restaurants’ experiences and reduces the added cost of refunds caused by courier error.

By rapidly growing our delivery volume and proving that our robots are more reliable than human couriers, we have successfully concluded the pilot phase of our partnership with Uber and signed an agreement to deploy up to 2,000 robots across the United States. Our goal is to deploy those robots in 2025, conditioned on securing required capital. We currently do not expect to be able to build and deploy robots in 2024 based on our existing capital.

Growth Strategy

We plan to continue growing our delivery operations and establish Serve as the de facto global leader in automated last-mile delivery. Our growth will be facilitated by continued investment in our hardware, software and AI developments that increase the performance and efficiency of our fleet.

Over the next 24 months, we plan to grow our operation fleet by 10 times and operate in at least two markets. To do this, we must first secure additional capital. Our existing partnerships enable us to access sufficient demand for our projected growth over that period and beyond. Assuming our expected utilization of robots by delivery platform partners, we believe that with a full deployment of 2,000 robots based on our existing contracts with Uber, we will be able to generate $60 million to $80 million in annual revenue and achieve contribution margins of over 50% while reaching positive cash flow by the end of 2025.

Additionally, we plan to continue partnership discussions with a number of food and grocery brands, as well as other delivery and restaurant ordering platforms.

Currently, we do not have plans to expand operations beyond the United States and Canada, but we do engage in partnership discussions from time to time to evaluate the potential to expand into different geographies.

Strategic Investments and Relationships

In addition to revenue partnerships, we have developed strategic relations and collaborate with market leaders in robotics and delivery. Such collaborations have allowed us to improve our product, accelerate our growth, explore new market opportunities and access additional capital.

NVIDIA Corporation — A leading provider of high-performance GPU computing chips, NVIDIA is an early technology collaborator of Serve. We have worked with NVIDIA’s robotics and engineering teams for over five years. Since 2022, NVIDIA has invested over $12 million in Serve.

Delivery Hero SE — A German multinational online food ordering platform with significant presence in Europe and Asia, Delivery Hero is also an early investor of Serve.

Uber Technologies, Inc. — As discussed earlier, Uber holds a minority stake in Serve by contributing Serve’s initial IP and assets developed by the Postmates X division, as well as by participating in multiple financing rounds. Uber is a key commercial partner and has enabled us to reach hundreds of restaurants and thousands of customers within weeks of launching on their platform.

7-Eleven Inc. and 7-Ventures, LLC — A global convenience retailer with over 13,000 locations in the US and Canada as of January 2023, 7-Eleven is another early strategic investor in Serve. Our partnership discussions began in 2020 when Serve was a part of Postmates. 7-Eleven is our first foray into the convenience market, as well as our first direct integration with a retail chain. 7-Ventures, LLC, is an investment firm which operates as the venture capital arm of 7-Eleven®. The firm invests primarily in companies with emerging retail technology, consumer-focused services and disruptive CPG products that complement 7-Eleven’s legacy of innovation.

In addition to the existing partnerships, we are in discussions with other potential strategic partners that would enable us to grow faster and reach more customers.

Economics of Robotic Delivery

The unit cost of robotic delivery can be divided into two major components: labor costs related to fleet management personnel (remote supervision, field operations and hardware operations) and costs related to the robots (licensed software, mobile data fees and robot lease payments). In our shared fleet model, both labor and robot costs are incurred by us.

The two most important drivers of delivery cost efficiency are autonomy and robot utilization. Increased autonomy reduces the cost of labor by increasing the number of deliveries per remote supervisor and field operator. Similarly, increasing robot utilization (i.e., number of deliveries per robot per day) leads to lower per delivery cost as fixed costs would be divided over more deliveries, and labor would be more efficiently leveraged.

Additional cost drivers include hardware amortization period, upfront capital costs and hourly wages for field and remote operations.

It is worth noting the importance of the amortization period in hardware design choices. Designing a more durable robot, as well as using reusable components, will help reduce the cost of delivery. For example, LIDAR sensors and GPU computers have a higher initial cost of capital, and as such some have decided against using them; however, they are long-lasting components that can be amortized over a number of years, and most importantly, they increase autonomy performance and reduce the more significant labor costs.

Besides increasing autonomy performance and robot utilization, achieving operational profitability requires scaling the fleet. Scaled operations allow labor to be more efficiently utilized, while building robots at a higher volume also reduces the unit cost of hardware.

Competition

There are existing direct competitors in the sidewalk robotic space including Kiwibot, Starship Technologies, Coco and Cartken. Kiwibot and Starship primarily focus on college campuses. College campus environments are smaller markets compared to our target market of urban environments. According to the Education Data Initiative, nearly 18 million students were enrolled in American colleges in 2022, compared to over 274 million people who live in urban environments according to the University of Michigan’s Center for Sustainable Systems.

Similar to Serve, Coco focuses on urban delivery but does not have a direct marketplace integration with a major third-party delivery platform, which we believe significantly constrains their ability to scale. Integrating with an existing delivery marketplace such as Uber Eats allows Serve to reach customers and merchants in new markets quickly and cost-efficiently without the need to sign every merchant and acquire every customer. Direct marketplace integration also increases robot utilization, and as a result, can reduce cost per delivery by increasing the pool of deliveries available to robots and ensuring they are more likely to receive delivery assignments well suited for robots. Direct marketplace integration also benefits marketplaces by reducing their cost per delivery.

Finally, we believe Coco lacks advanced autonomy, requiring a human remote operator to drive each robot at all times, diminishing cost-effectiveness, scalability and safety. Cartken is a newer entrant to the space with limited operations.

Positioned for Success

We believe that our world-class team, superior technology and market-leading partnerships position us well to be a leader in the robotic delivery race.

Our approach to product development and go-to-market strategy has been informed by the proprietary historical delivery data we had the privilege to access as a division of Postmates. We developed sophisticated simulation tools to anticipate the dynamics of robotic delivery, and design our hardware, software and operations accordingly.

As a result of our access to proprietary data, we have created the following:

●	Unique Robot: We have designed what we believe is a unique robot, purpose-built for last-mile urban delivery, with a uniquely suitable drivetrain, battery life, cargo design and more.

●	Best-in-Class Autonomy: Having understood the importance of autonomy for profitable unit economics from early simulations, we invested considerably in suitable sensors, computing stack and AI models to achieve Level 4 autonomous capability.

●	Fastest, Most Scalable Go-to-Market: We believe we have led competition in our go-to-market approach in urban environments, with the largest number of restaurant partners and highest density of partners per geographic region.

●	Highest Robot Utilization: We believe we have achieved higher robot utilization than other robotic delivery providers, as a result of our robot design, partnership strategy and integrations.

●	Efficient Unit Economics: We believe that autonomy and robot utilization results in cheaper delivery economics.

●	Safest: Our robots are equipped with sophisticated sensors, with what we believe is more redundancy in sensing than competition, and robust safety features such as mechanical fail-safe braking.

In addition to having best-in-class autonomy, strong strategic partnerships and significant deployment contracts, we have also assembled a high integrity, talented team, with a wealth of experience and a history of execution in creating innovative products and businesses.

Our Values

Serve is a mission-driven company based on a set of values that drive who we are and what we do:

Empower People — We serve our neighborhoods and support local businesses. We go beyond self-interest, taking our community into account. We empower each other with trust and autonomy to solve big problems to build a sustainable future.

Passionate, Authentic and Kind — We are mission driven. We value each other. We celebrate milestones and moments, both at Serve and in our personal lives.

Trustworthy — We operate with integrity. We do what we say we will do. We are honest, transparent and respectful.

Safety Is Not Negotiable — We set the standard for safety. Our goal is to eliminate risks to safety. Our commitment goes beyond the sidewalk—we protect our customers’ data, our employees and the public.

Take Ownership, Give Credit — It’s not mine, it’s not yours, it’s ours. We solve big audacious problems working together as a distributed, cross-functional team. We take pride in the quality of our work and no task is beneath us.

Put the Marshmallow on Top — We are humbled by unknowns, not defeated. We see opportunity in ambiguity. We don’t need turn-by-turn directions, but plan our own routes and even scout for others. We embrace experimentation in the face of uncertainty.

Find Truth on the Sidewalk — We experiment rapidly and discover eagerly in the real world. We move fast, gather data and learn by delivering.

Deliver Delight — Both to our customers or to each other! We exceed customer expectations. We bring joy to our work and to our neighborhoods.

Environmental Impact

Based on our internal data, we estimate that over 95% of deliveries completed by Serve robots over the last year would otherwise be performed by personal vehicles. At scale, we estimate that delivery robots can displace oil demand by replacing personal vehicle deliveries and as a result, reduce global GHG emissions by nearly 762 megatons annually. This represents an approximately 2% reduction in the 37.15 billion metric tons of global emissions based on 2022 emissions data provided by the Global Carbon Project in December 2023.

According to the International Energy Agency, 3.53 billion metric tons of CO2 were emitted by passenger vehicles globally in 2022, causing around 10% of global energy-related CO2 emissions. A study published in Transportation Research Part D: Transport and Environment (Volume 85, August 2020, 102443) suggests that delivery robots reduce energy usage per kilometer by over 97.5% compared to a traditional gas-engine passenger vehicle (as compared to 80% energy use reduction by passenger electric vehicles), and delivery robots produce 96% less emissions compared to gas-engine vehicles. Assuming the accuracy of a 2017 estimate by the U.S. Bureau of Transportation Statistics that 45% of car trips in the United States were taken for shopping and errands and our proprietary delivery data that indicates up to half of all shopping trips can be completed by delivery robots, an estimated 794 megatons of CO2 emissions from passenger vehicles globally may be attributed to shopping trips that we believe delivery robots may be suited to perform. As a result, we believe that with a 96% reduction in CO2 emissions compared to gas-engine vehicles, the scaled use of robotic delivery could reduce as much as 762 megatons of CO2 emissions by global passenger cars annually.

Government Regulations

In the United States, delivery robots are allowed to operate on sidewalks by default. As of December 31, 2023, over twenty states and a number of cities have put in place legal frameworks to explicitly permit the use of delivery robots. The instances of cities welcoming delivery robots far exceed the few examples in which their operations were banned. This positive regulatory momentum for delivery robots may be due to a number of factors:

●	Robots Inherently Safer: Based on internal estimates, cars carry over 1,000 times more kinetic energy than our robots. As a result of having much lower kinetic energy, our robots do not pose the same risk for injury or fatality that cars do. Meanwhile, cars have historically injured or killed thousands of pedestrians and cyclists each year. Removing unnecessary car trips can make cities safer for pedestrians and cyclists.

●	Robots Reduce Emissions: Many cities have established targets for reducing carbon emissions, and robots can help advance their environmental initiatives.

●	Robots Reduce Congestion: Deliveries often originate in high traffic regions where restaurants and shops tend to be located. As a result, removing delivery car traffic can reduce congestion and parking issues in cities.

●	Robots Reduce Delivery Cost for Local Merchants: Recently, a number of cities have implemented restrictions on how much delivery platforms can charge restaurants for their services. Robots can offer a cheaper alternative to help local restaurants and merchants reduce their delivery costs.

We are currently operational in West Hollywood, CA and Los Angeles, CA and hold requisite permits with both cities. Other states and municipalities across the United States may have legal requirements for PDD deployment, but they are not applicable to our operations at this time.

West Hollywood’s PDD permitting program is administered via a Call for Application and subsequent procurement process. Serve submitted an application and received an operating permit as of September 2022. The permit limits operation to twenty (20) or fewer robots and requires monthly submission of a report outlining incidents, geographic data, and areas for infrastructure improvement within the city.

Under Municipal Code Section 71.30, the Los Angeles Department of Transportation is empowered to enact a PDD pilot program. These rules include size and weight requirements, speed limits, 3-1-1 integration, braille identifying markers on the devices, integration with the Mobility Data Specification for location reporting and regular communication of incidents that may take place.

California currently has no statewide requirements governing the operation of PDDs. Under California Health and Safety Code Sections 113982 and 113930.5, restaurants that deliver meals by means of third-party delivery services are required to use tamper evident packaging. Additionally, the Los Angeles County Department of Public Health provides guidance on food delivery and pickup by third-party delivery service drivers. However, there are currently no requirements specifically addressing automated and robotic delivery vehicles such as PDDs.

As we expand our operations, we will continue to engage with local municipalities and regulators, to collaboratively introduce our innovative technology to new communities.

Currently, hardware certification requirements for sidewalk robots in the United States include the UN 38.3, which Serve robots are in compliance with. We have identified additional certifications that may become required for the operation of sidewalk robots in the United States in the future and have accounted for these certifications in the design and test of our devices.

Intellectual Property

Our success and ability to compete are significantly dependent on our core technology and intellectual property. As of December 31, 2023, we have applied for 18 patents in various jurisdictions: China (1 patent), the United States (11 patents), Canada (6 patents) and through the Patent Cooperation Treaty.

As of December 31, 2023, we have been granted nine of the 18 patents for which we have applied—four in the United States, four in Canada and one in China. Our granted patents will expire between May 2029 and June 2039, assuming that all maintenance fees are paid, no portion of the patent has been terminally disclaimed and the patent has not been invalidated. In certain jurisdictions, and in certain circumstances, patent terms can be extended or shortened.

We seek to protect our intellectual property and proprietary rights, including our proprietary technology and software, by relying on a combination of federal, state and common law rights in the United States and other countries, as well as on contractual measures. However, these laws, agreements and procedures provide only limited protection. Legal protections afford only limited protection for our technology. Although we currently primarily operate within the United States, the laws of some foreign countries do not protect our proprietary rights to as great an extent as domestic laws, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

We encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. We generally enter into confidentiality and non-disclosure agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. We also enter into invention assignment agreements with our employees and consultants, which give us the rights to their inventions during the term of the agreements.

Despite our best efforts, our means of protecting our proprietary rights may be inadequate. It is possible that our current patents, or patents we later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances and due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business. Moreover, unauthorized parties and our competitors may either attempt to copy aspects of our products or obtain and use information that we regard as proprietary, or independently develop technology that is similar to ours thereby rendering our protected products less valuable, if the design is favorably received in the marketplace.

Employees and Human Capital Resources

Our employees are our greatest assets. We value and support hiring exceptional talent to develop our core technology and drive our business growth. We strive to meet these objectives by offering competitive pay and benefits in a diverse, inclusive and safe workplace. In addition, we provide opportunities for our employees to grow and develop their careers.

As of December 31, 2023, we have 59 employees in the United States and 10 employees in Canada through our wholly-owned Canadian subsidiary. By primary job function, about 70% of our employees have engineering or product roles, 25% are in operations and 6% have business development or other administrative roles. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Competitive Pay and Benefits

We provide compensation and benefits packages that we believe are competitive within our industry. We use a combination of cash and equity compensation and other benefits to attract, motivate and retain our employees, including stock option awards, retirement programs, flexible or paid time off based on department and health and wellness benefits. In addition, we benchmark our compensation and benefits packages periodically to remain competitive with our peers and attract and retain talent throughout our organization.

Employee Recruitment, Retention and Development

We believe our corporate culture, competitive compensation and benefits programs, and career growth and development opportunities promote longer employee tenure and reduce turnover. We have enjoyed high employee retention since becoming an independent company in 2021 and monitor employee turnover rates as our success depends upon retaining and investing in our highly skilled technical staff.

Diversity, Equity and Inclusion

We value the uniqueness that an inclusive and diverse team brings to our company. Therefore, we are focused on creating an environment that leverages the perspectives and contributions of each employee.

Safety, Health and Wellness

We prioritize safe working conditions. We are committed to an injury-free workplace and provide comprehensive workplace training and support to reduce or eliminate health and safety risks.

Facilities

Our current headquarters are located in Redwood City, California, where we lease 4,200 square feet of office and industrial space pursuant to a lease that expires in 2025. We have an option to extend that lease by a four-year term. Our headquarters contain research and development, operations and selling, general and administrative functions as well as test tracks for our robots. We also lease two other offices in Los Angeles, our current delivery area.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business.

We are currently not aware of any pending legal proceedings to which we are a party or of which any of our property is the subject, nor are we aware of any such proceedings that are contemplated by any governmental authority.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 26, 2024:

Name	Age	Positions
Executive Officers
Ali Kashani	39	Chief Executive Officer and Chairman of the Board of Directors
Touraj Parang	51	President, Chief Operating Officer and Director
Brian Read	35	Chief Financial Officer
Euan Abraham	48	Chief Hardware and Manufacturing Officer

Non-Employee Directors
David Goldberg (1)(2)	43	Director
James Buckly Jordan(2)(3)	44	Director
Sarfraz Maredia	41	Director
Olivier Vincent(2)(3)	60	Director

(1)	Member of the nominating and governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

Executive Officers

Ali Kashani co-founded Serve Robotics Inc. in January 2021 and has served as its Chief Executive Officer and a member of the board of directors of Serve since then. Prior to co-founding Serve, he served as Vice President of Postmates, an on-demand food delivery platform, from July 2017 to January 2021. Prior to Postmates, Dr. Kashani was the co-founder and Chief Technology Officer at Neurio Technology, Inc., a smart home technology company acquired by Generac Power Systems, Inc. (NYSE: GNRC) in 2019. Dr. Kashani is an inventor with 15 granted or pending patents. Dr. Kashani received both his Bachelor of Science in Computer Engineering and his Doctorate in Robotics from the University of British Columbia and was awarded Natural Sciences and Engineering Research Council of Canada’s Alexander Graham Bell Canada Graduate Scholarship. We believe Dr. Kashani is qualified to serve on our board of directors due to the institutional knowledge he brings as Co-Founder and Chief Executive Officer of the Company and his business and robotics experience.

Touraj Parang has served as Serve’s Chief Operating Officer and as a member of the board of directors since March 2021, and was appointed President of Serve in July 2022. Prior to joining Serve, Mr. Parang worked at GoDaddy Inc. (NYSE: GDDY) from May 2014 to March 2021, where he began as Senior Director of Corporate Development and most recently served as Vice President of Corporate Development. Prior to that, Mr. Parang was the founding Chief Operating Officer of UpCounsel Technologies, Inc. (acquired by Enduring Ventures, Inc. in 2020), Vice President of Strategy and Corporate Development at Webs, Inc. (acquired by Vistaprint N.V. in 2011), and co-founder and Chief Operating Office of Jaxtr, Inc. (acquired by Sabse Technologies Inc. in 2009). Mr. Parang received his Bachelor of Arts in Philosophy and Economics from Stanford University and his Juris Doctorate from Yale Law School. We believe that Mr. Parang is qualified to serve on the Serve’s Board due to his extensive experience with early-stage startups and prior leadership role at a publicly traded company.

Euan Abraham has served as our Chief Hardware and Manufacturing Officer since June 2024. Previously, Mr. Abraham served as Serve’s Senior Vice President of Hardware Engineering from January 2022 to June 2024. Prior to joining Serve, Mr. Abraham served as Senior Vice President, Hardware Engineering at Latch, Inc. (Nasdaq: LTCH) from October 2018 to September 2021. Prior to that, he served as Vice President, Hardware Engineering at GoPro, Inc. (Nasdaq: GPRO) from October 2015 to October 2018. Mr. Abraham received his Bachelor of Engineering at the University of Sheffield.

Brian Read has served as Serve’s Chief Financial Officer since April 29, 2024. Prior to Serve, Mr. Read served as a Controller for Apptronik Inc. from April 2023 to April 2024, as a Global Controller at REE Automotive Ltd. (Nasdaq: REE) from February 2021 to March 2023 and as an Assistant Global Controller at Coherent Corp. (NYSE: COHR) from January 2019 to January 2021. Mr. Read was also an associate and senior associate at PricewaterhouseCoopers LLP from July 2011 to January 2017. Mr. Read holds a Bachelor of Science in Business Administration (Accounting) from Duquesne University and is a Certified Public Accountant (Pennsylvania).

Non-Employee Directors

David Goldberg has served as a member of our Board since July 2024. Mr. Goldberg most recently served as a consultant to our Company from September 2023 to March of 2024. He is currently a Vice President at Magna International. Prior to that, he was the Chief Financial Officer of REE Automotive, Ltd. (Nasdaq: REE), an electric vehicle developer and manufacturer, from February 2022 to March 2023. Before joining REE Automotive, Mr. Goldberg had various roles at Magna International, including SVP – Corporate Development from January 2021 to January 2022 and VP – Finance and Corporate Development from May 2018 to December 2020. Mr. Goldberg has a degree in Business Administration from the Ivey Business School at Western University. We believe that Mr. Goldberg is qualified to serve on our board of directors due to his experience and expertise in the automotive and mobility industries.

James Buckly Jordan has served as a member of Serve’s board of directors since October 2021. Mr. Jordan founded Vebu Labs, a food robotics and automation solutions company, in October 2018 and has served as its Chief Executive Officer since then. He is also the co-founder of Miso Robotics, a food robotics company, which he co-founded in 2016 and for which he currently serves as the acting President and Chairman of the board of directors. Mr. Jordan also founded Canyon Creek Capital, a venture capital fund, in July 2018 and has served as its Managing Partner since then. He received his Bachelor of Arts in Political Science from Indiana University and his Master of Business Administration from the University of California, Los Angeles Anderson School of Management. We believe Mr. Jordan is qualified to serve on our board of directors due to his early-stage investment experience in technology companies.

Sarfraz Maredia has served as a member of our Board since July 2023. Since September 2014, Mr. Maredia has been employed at Uber, most recently as Vice President for Delivery and Head of Americas, where he leads Uber Eats’ marketplace business across the United States, Canada, and Latin America as well as overseeing Postmates. Prior to his service at Uber, Mr. Maredia joined IQVIA (formerly IMS Health), a global information and technology services company focused on healthcare, in September 2011, where he was promoted to and served as Vice President of Corporate Development until September 2014. He previously advised technology clients as a management consultant at Bain & Company and worked as a private equity and public markets investor at TPG and Dodge & Cox, respectively. Mr. Maredia received his Bachelor’s degree in Finance from the University of Texas at Austin. We believe that Mr. Maredia’s unique position leading one of the world’s largest on-demand delivery platforms, and his experience in leadership, operations, finance, and technology qualify him to serve on our board of directors.

Olivier Vincent has served as a member of our Board since July 2023. Mr. Vincent co-founded and has served as Chief Executive Officer of Autozen Technology Ltd., a marketplace start-up in the automobile world since March 2020. Prior to joining Autozen, Mr. Vincent served as Chief Executive Officer of Spliqs, an AI technology company from January 2019 until March 2020. From December 2016 until January 2019, Mr. Vincent served as President of WeatherBug, a weather application. Mr. Vincent has served on the board of directors of Wishpond Technologies Ltd., a Canadian public company traded on the TSX (OTCMKTS: WPNDF), since December 2020. Mr. Vincent holds a Masters of Engineering in Computer Science from Ecole Nationale Superieure de Techniques Avancées (ENSTA) Paris and a Masters of Business, Entrepreneurship from Hautes Etudes Commerciales (HEC) Paris. We believe that Mr. Vincent is qualified to serve on our board of directors due to his experience growing and managing technology companies.

Corporate Governance

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors provided, however, that the board of directors may empower the Chief Executive Officer of the Company to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer.

Board Composition

Our board of directors currently consists of six members: David Goldberg, James Buckly Jordan, Ali Kashani, Sarfraz Maredia, Touraj Parang and Olivier Vincent. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, disqualification or removal.

Classified Board of Directors

Our board of directors consists of six members, divided into three classes of directors, designated Class I, Class II and Class III, with staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

●	the Class I directors are David Goldberg and Sarfraz Maredia;

●	the Class II directors are James Buckly Jordan and Olivier Vincent; and

●	the Class III directors are Ali Kashani and Touraj Parang.

The terms of our Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at our annual meeting of stockholders held during the calendar years 2027, 2025 and 2026, respectively. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, disqualification or removal. Our amended and restated certificate of incorporation and amended and amended and restated bylaws authorize, subject to the special rights of the holders of any series of preferred stock to elect directors, only our board of directors to fill vacancies on the board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Director Independence

We evaluate independence by the standards for director independence set forth in Nasdaq’s listing requirements. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Under such rules, our board of directors has determined that all members of the board of directors except Ali Kashani and Touraj Parang are independent directors. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of listing. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating, governance and corporate responsibility committees be independent. Under such rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Goldberg, Jordan, Maredia and Vincent are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Family Relationships

There are no family relationships by between or among the members of our board of directors or other executive officers of the Company.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which, pursuant to its respective charter, have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Messrs. Goldberg, Jordan and Vincent. Mr. Goldberg is the chair of our audit committee. Each member of our audit committee is financially literate. Our board of directors has determined that each member of our audit committee is independent within the meaning of the Nasdaq director independence standards and applicable rules of the SEC for audit committee members. Our board of directors has also determined that Mr. Goldberg is as an “audit committee financial expert” under the rules of the SEC.

The primary purpose of our audit committee is to discharge the responsibilities of the board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits and to oversee our independent registered public accounting firm. The principal functions of our audit committee include, among other things:

●	helping the board of directors oversee our corporate accounting and financial reporting processes;

●	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law;

●	establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	overseeing our policies on risk assessment and risk management;

●	overseeing compliance with our code of business conduct and ethics;

●	reviewing related person transactions; and

●	approving or, as required, pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Messrs. Jordan and Vincent. Mr. Vincent is the chair of our compensation committee. The primary purpose of our compensation committee is to discharge the responsibilities of the board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. The principal functions of our compensation committee include, among other things:

●	reviewing, approving and determining, or making recommendations to the board of directors regarding, the compensation of our chief executive officer, other executive officers and senior management;

●	reviewing, evaluating and recommending to the board of directors succession plans for our executive officers;

●	reviewing and recommending to the board of directors the compensation paid to our non-employee directors;

●	administering our equity incentive plans and other benefit programs;

●	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Each member of our compensation committee is a non-employee director as defined in Rule 16b-3 of the Exchange Act. Our board of directors has also determined that each member of our compensation committee is also an independent director within the meanings of Nasdaq’s director independence standards and applicable SEC rules.

Nominating and Governance Committee

Our nominating and governance committee is composed of Mr. Goldberg, who also serves as the chair of our nominating and governance committee. Our Board has determined that Mr. Goldberg is independent under applicable Nasdaq listing standards. Our nominating and governance committee’s principal functions include, among other things:

●	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the board of directors;

●	considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the board of directors;

●	instituting plans or programs for the continuing education of the board of directors and the orientation of new directors;

●	developing and making recommendations to the board of directors regarding corporate governance guidelines and matters;

●	overseeing our corporate governance practices;

●	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors; and

●	contributing to succession planning.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at https://www.serverobotics.com. In addition, we post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. We have included our website address in this prospectus solely as an inactive textual reference. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. In addition, none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Throughout this section, unless otherwise noted, “we,” “us,” “our,” “Company” and similar terms refer to Serve prior to the closing of the Merger, and to the Company and its subsidiaries after the closing of the Merger.

This section discusses the material components of the executive compensation program for the Company’s named executive officers who appear in the “2023 Summary Compensation Table” below. In 2023, the “named executive officers” and their positions with the Company were as follows:

●	Ali Kashani: Chief Executive Officer

●	Touraj Parang: President & Chief Operating Officer

●	Euan Abraham: Senior Vice President of Hardware Engineering

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.

2023 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the Company’s most recent fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Ali Kashani	2023	105,738	—	—	36,984	—	—	142,722
Chief Executive Officer	2022	192,992	—	—	—	—	—	192,992
Touraj Parang	2023	238,500	—	—	11,655	—	—	250,155
President & Chief Operating Officer	2022	260,583	—	—	—	—	—	260,583
Euan Abraham	2023	270,000	—	—	10,393	—	—	279,890
Senior Vice President of Hardware Engineering	2022	295,000	—	—	—	—	—	295,000

(1)	Stock awards and option awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 10 of the Company’s financial statements for the year ended December 31, 2023.

Salaries

In fiscal year 2023, Dr. Kashani, Mr. Parang and Mr. Abraham received an annual base salary of $105,738, $238,500, and $270,000, respectively, to compensate them for services rendered to Serve. In fiscal year 2022, Dr. Kashani, Mr. Parang and Mr. Abraham received an annual base salary of $192,991, $260,583 and $295,000, respectively, to compensate them for services rendered to Serve. The base salary payable to each of Dr. Kashani, Mr. Parang and Mr. Abraham was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

Equity Awards

On April 27, 2021, Dr. Kashani purchased 1,499,866 shares of Serve common stock for an aggregate purchase price of $1,866.67 (the “Kashani Time-Based Award”). On May 6, 2021, Mr. Parang purchased 535,163 shares of Serve common stock for an aggregate purchase price of $828.92 (the “Parang Time-Based Award”). On December 23, 2021, Mr. Abraham was granted an option to purchase 200,875 shares of Serve common stock (the “Abraham Time-Based Award” and together with the Kashani Time-Based Award and the Parang Time-Based Award, the “Time-Based Awards”). The Kashani Time-Based Award, the Parang Time-Based Award, and the Abraham Time-Based Award are each scheduled to vest as to 25% of the shares on February 18, 2022, March 22, 2022, and November 1, 2022, respectively, and as to 1/48th of the shares monthly over the 36 month-period thereafter, subject to the executive’s continued employment through each vesting date.

On April 27, 2021, Dr. Kashani purchased 749,933 shares of Serve common stock for an aggregate purchase price of $933.34 (the “Kashani Milestone-Based Award”). On May 6, 2021, Mr. Parang purchased 267,581 shares of Serve common stock for an aggregate purchase price of $414.46 (the “Parang Milestone-Based Award”). On December 23, 2021, Mr. Abraham was granted an option to purchase 100,437 shares of Serve common stock (the “Abraham Milestone-Based Award” and together with the Kashani Milestone-Based Award and the Parang Milestone-Based Award, the “Milestone-Based Awards”).

The Milestone-Based Awards are each scheduled to vest as to 1/48th of the shares monthly over the 48 month-period following the achievement of a milestone prior to September 30, 2022. Between October and November 2022, our board of directors retroactively amended the vesting schedule to permit the 48-month vesting period to run from June 15, 2022, regardless of milestone achievement.

On June 6, 2023, Dr. Kashani, Mr. Parang and Mr. Abraham were each granted an option to purchase 45,182, 11,403 and 12,909 shares of Serve common stock, which fully vested on the one-month anniversary of the closing of the Merger, subject to the executive’s continued employment through the vesting date. In addition, on June 6, 2023, Dr. Kashani, Mr. Parang and Mr. Abraham were each granted an option to purchase 19,373, 8,451 and 4,795 shares of Serve common stock, respectively, which are scheduled to vest as to 1/48th of the option shares on July 1, 2023 and monthly thereafter, subject to the executive’s continued employment through each vesting date.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised stock option or unvested stock award held by each named executive officer as of December 31, 2023.

	Option Awards(1)					Stock Awards(2)
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)(3)	Option expiration date ($)	Number of shares that have not vested (#)		Market value of shares that have not vested ($)(4)
Ali Kashani	4/27/2021	—	—	—	—	437,461	(5)	$1,749,844
	4/27/2021	—	—	—	—	468,708	(6)	$1,874,832
	6/7/2023(8)	45,182	—	$0.95	6/6/2028	—		—
	6/7/2023(9)	2,421	16,952	$0.95	6/6/2028	—		—
Touraj Parang	5/6/2021	—	—	—	—	167,238	(7)	$668,952
	5/6/2021	—	—	—	—	167,238	(6)	$668,952
	6/7/2023(8)	11,403	—	$0.86	6/6/2033	—		—
	6/7/2023(9)	1,055	7,396	$0.86	6/6/2033	—		—
Euan Abraham	12/23/2021(10)	104,622	96,253	$0.49	12/22/2031	—		—
	12/23/2021(11)	37,664	62,773	$0.49	12/22/2031	—		—
	6/7/2023(8)	12,909	—	$0.86	6/6/2033	—		—
	6/7/2023(9)	599	4,196	$0.86	6/6/2033	—		—

(1)	All stock options listed above cover shares of our common stock following the closing of the Merger and were granted under the 2021 Plan.
(2)	All restricted shares listed above cover shares of our common stock following the closing of the Merger. The restricted shares held by Mr. Parang were issued pursuant to the 2021 Plan, while the restricted shares held by Dr. Kashani were issued outside of the 2021 Plan.

(3)	This column represents the fair market value of a share of Serve common stock on the date of grant, as determined by the Serve board of directors.
(4)	This column represents the number of unvested restricted shares outstanding as of December 31, 2023, multiplied by $4.00, which is the per share value of Serve common stock as of December 31, 2023, based upon the purchase price per share of common stock in the Private Placement in July through October 2023.
(5)	The restricted shares are subject to a 4-year vesting schedule, with 25% of the shares vesting on February 18, 2022 and 1/48th of the shares vesting monthly over the 36 month-period thereafter, subject to the executive’s continued employment through each vesting date.
(6)	The restricted shares are subject to a 4-year vesting schedule running from the date our board of directors retroactively determined that vesting should run regardless of Milestone achievement, with 1/48th of the shares vesting on July 15, 2022 and monthly thereafter, subject to the executive’s continued employment through each vesting date.
(7)	The restricted shares are subject to a 4-year vesting schedule, with 25% of the shares vesting on March 22, 2022 and 1/48th of the shares vesting monthly over the 36 month-period thereafter, subject to the executive’s continued employment through each vesting date.
(8)	100% of the option shares vested and became exercisable on the one-month anniversary of the closing of the Merger, subject to the executive’s continued employment through the vesting date.
(9)	The options are subject to a 4-year vesting schedule, with 1/48th of the option shares vesting on July 1, 2023 and monthly thereafter, subject to the executive’s continued employment through each vesting date.
(10)	The options are subject to a 4-year vesting schedule, with 25% of the option shares vesting on November 1, 2022 and 1/48th of the option shares vesting monthly over the 36-month period thereafter, subject to the executive’s continued employment through each vesting date.
(11)	The options are subject to a 4-year vesting schedule running from the date our board of directors retroactively determined that vesting should run regardless of Milestone achievement, with 1/48th of the option shares vesting on July 15, 2022 and monthly thereafter, subject to the executive’s continued employment through each vesting date.

Executive Compensation Arrangements

Brian Read Offer Letter

On March 24, 2024, Serve entered into an offer letter with Brian Read, who became our Chief Financial Officer effective on April 29, 2024 (the “Read Effective Date”). Pursuant to the terms of his offer letter, Mr. Read is entitled to an annual base salary of $250,000 per year. In addition, Mr. Read is entitled to a one-time signing bonus of $25,000, payable at the end of the first payroll period 90 days after the Read Effective Date, subject to applicable taxes and withholdings and which shall be repaid in full upon the voluntary termination of employment within one year of the Read Effective Date.

Mr. Read is also eligible to participate in our employee benefits plans as generally made available to similarly situated employees. Mr. Read’s employment is “at-will” and may be terminated by either party at any time, with or without cause or notice.

Subject to Board approval, Mr. Read will be granted a restricted stock award to purchase 240,000 shares of the Company’s common stock (the “Read Time-Based Award”). The Read Time-Based Award will vest over four years at the rate of 25% of the total number of the Read Time-Based Award shares on the one-year anniversary of Mr. Read’s start date and 1/48th of the total number of the Read Time-Based Award shares on each monthly anniversary thereafter, subject to his continuous service with us through each applicable vesting date. For additional information regarding the Read Time-Based Award, please see the section below titled “Potential Payments Upon Termination or Change in Control — Time-Based Awards and Milestone-Based Awards.”

Touraj Parang Offer Letter

On March 1, 2021, Serve entered into an offer letter with the Company’s President and Chief Operating Officer, Touraj Parang, pursuant to which Mr. Parang is entitled to an annual base salary of $250,000 per year.

Mr. Parang is eligible to participate in the Company employee benefits plans maintained by the Company and generally made available to similarly situated employees. Mr. Parang’s employment is “at-will” and may be terminated by either party at any time.

Subject to the approval of our board of directors, Mr. Parang will be granted the Parang Time-Based Equity Award which consists of restricted stock award to purchase 666,040 shares of the Company’s common stock. The Parang Time-Based Equity Award will vest over four years at the rate of 25% of the total number of the Parang Time-Based Equity Award shares on the one-year anniversary of Mr. Parang’s start date and 1/48th of the total number of the Parang Time-Based Equity Award shares on each monthly anniversary thereafter, subject to his continuous service with the Company through each vesting date. In addition, subject to the approval of our board of directors, Mr. Parang will be granted the Parang Milestone-Based Equity Award which consists of restricted stock award to purchase 333,020 shares of the Company’s common stock. Once the milestone is achieved, the Parang Milestone-Based Equity Award will vest over four years thereafter at the rate of 1/48th of the total number of Parang Milestone-Based Equity Award shares on each monthly anniversary of the Parang Milestone Achievement Date, subject to his continuous service with the Company through each vesting date. For additional information regarding the Parang Time-Based Award and Parang Milestone-Based Award, please see the section below titled “Potential Payments Upon Termination or Change in Control — Time-Based Awards and Milestone-Based Awards.”

Mr. Parang will continue to be employed by the Company under the terms of his offer letter with the Company.

For additional information regarding a termination payment letter entered into with Mr. Parang in fiscal year 2021, please see the section below titled “Potential Payments Upon Termination or Change in Control — Parang Termination Payment Letter” in this registration statement on Form S-1.

Euan Abraham Offer Letter

On October 7, 2021, Serve entered into an offer letter whereby Euan Abraham agreed to serve as the Company’s Senior Vice President of Hardware Engineering beginning January 1, 2022 pursuant to which Mr. Abraham is entitled to an annual base salary of $300,000 per year. In November 2022, Mr. Abraham’s annual base salary was adjusted to $240,000 per year.

Mr. Abraham is eligible to participate in the Company employee benefits plans maintained by the Company and generally made available to similarly situated employees. Mr. Abraham’s employment is “at-will” and may be terminated by either party at any time.

Mr. Abraham will continue to be employed by the Company under the terms of his offer letter with the Company.

Potential Payments Upon Termination or Change in Control

Time-Based Awards and Milestone-Based Awards

The Time-Based Awards granted to Dr. Kashani, Mr. Parang and Mr. Read and the Milestone-Based Awards granted to Dr. Kashani and Mr. Parang will fully vest upon a termination of service by the Company without “cause” or upon the executive’s resignation for “good reason” (each, an “involuntary termination”). The acceleration of the Kashani Time-Based Award and the Kashani Milestone-Based Award is subject to Dr. Kashani’s return of all Company property in his possession within 10 business days following the date of involuntary termination and his execution of a general release of all claims that becomes effective no later than the 30th day after the date of involuntary termination.

In the event the applicable executive’s service with the Company terminates for any reason, any unvested shares subject to the Time-Based Awards granted to Dr. Kashani, Mr. Parang and Mr. Read and the Milestone-Based Awards granted to Dr. Kashani and Mr. Parang may be repurchased by the Company within three months following the date of termination at the original purchase price paid for the shares. In addition, in the event the applicable executive’s service with the Company terminates for any reason on or prior to February 18, 2025, any vested shares subject to the Milestone-Based Awards granted to Dr. Kashani and Mr. Parang may be repurchased by the Company within three months following the date of termination at the lesser of (x) a purchase price per share of the Company’s common stock equal to $500 million divided by the then fully diluted capitalization of the Company or (y) the then current fair market value per share of the Company’s common stock (the “Award Call Option”).

For purposes of the Time-Based Awards granted to Dr. Kashani, Mr. Parang and Mr. Read and the Milestone-Based Awards granted to Dr. Kashani and Mr. Parang, “cause” means: (i) any material breach by the executive of any material written agreement between the executive and the Company and the executive’s failure to cure such breach within 30 days after receiving written notice thereof; (ii) any failure by the executive to comply with the Company’s material written policies or rules as they may be in effect from time to time; (iii) neglect or persistent unsatisfactory performance of the executive’s duties and the executive’s failure to cure such condition within 30 days after receiving written notice thereof; (iv) the executive’s repeated failure to follow reasonable and lawful instructions from the Company’s board of directors and the executive’s failure to cure such condition within 30 days after receiving written notice thereof; (v) the executive’s conviction of, or plea of guilty or nolo contendere to, any crime that results in, or is reasonably expected to result in, material harm to the business or reputation of the Company; (vi) the executive’s commission of or participation in an act of fraud against the Company; (vii) the executive’s intentional material damage to the Company’s business, property or reputation or (viii) the executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive’s relationship with the Company.

For purposes of the Kashani Time-Based Award and the Kashani Milestone-Based Award, “good reason” means Dr. Kashani’s resignation due to the occurrence of any of the following conditions which occurs without his written consent, provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (i) his then-current base salary is reduced by more than 10% (other than as part of an across-the-board salary reduction applicable to all similarly situated employees); (ii) a material reduction of his duties, authority, responsibilities or reporting relationship, relative to his duties, authority, responsibilities or reporting relationship as in effect immediately prior to such reduction or (iii) Serve (or its successor) conditions his continued service on the executive being transferred to a site of employment that would increase his one-way commute by more than 50 miles from his then-principal residence.

For purposes of the Parang Time-Based Award and the Parang Milestone-Based Award, “good reason” means Mr. Parang’s resignation due to the occurrence of any of the following conditions which occurs without his written consent, provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (i) a reduction of his then current base salary by 10% or more unless such reduction is part of a generalized salary reduction affecting similarly situated employees; (ii) a change in his position with Serve that materially reduces the executive’s duties, level of authority or responsibility or (iii) conditioning his continued service with us on his being transferred to a site of employment that would increase his one-way commute by more than 35 miles from his then-principal residence.

For purposes of the Read Time-Based Award, “good reason” means Mr. Read’s resignation due to the occurrence of any of the following conditions which occurs without his written consent, provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (i) a material reduction of his duties, authority, responsibilities or reporting relationship, relative to his duties, authority, responsibilities or reporting relationship as in effect immediately prior to such reduction, provided that neither (1) reporting to any chief executive officer of the Company or (2) a change in title alone in connection with a “change in control” (as defined in Mr. Read’s offer letter) constitute a material diminution of his authority, duties or responsibilities; (ii) we (or our successor) condition his continued service with us on his being transferred to a site of employment that would increase his one-way commute by more than 50 miles from his then-principal residence; (iii) a reduction of his then-current base salary by 20% or more unless such reduction is part of a generalized salary reduction affecting all other senior executives by the same amount as part of a general compensation level reduction or (iv) our material breach of any of our obligations under Mr. Read’s offer letter.

Advance Notice and Cure

In order for Dr. Kashani or Mr. Read to resign for “good reason,” they must provide written notice to us of the existence of the good reason condition within 30 days of the initial existence of such condition. Upon receipt of such notice, we will have 30 days during which we may remedy the good reason condition and not be required to provide for the benefits described in the applicable offer letter as a result of such proposed resignation. If the good reason condition is not remedied within such 30-day period, the executive may resign based on the good reason condition specified in the notice effective no later than 30 days, in the case of Mr. Read, and 60 days, in the case of Dr. Kashani, following the expiration of our 30-day cure period.

Parang Termination Payment Letter

On June 23, 2021, Serve entered into a termination payment letter agreement with Mr. Parang (the “Termination Payment Letter”), which provides that if (i) the Company terminates Mr. Parang’s service with the Company without cause on or prior to February 18, 2025 and (ii) the Company exercises its Award Call Option with respect to all or a portion of the Parang Milestone-Based Award, then the Company will pay Mr. Parang a termination payment equal to the product of (i) the shares repurchased by the Company pursuant to the Award Call Option, multiplied by (ii) the excess, if any, of (x) the purchase price per share of the Company’s common stock equal to $500 million divided by the Company’s then fully diluted capitalization as of the date of termination over (y) the per share fair market value of the Company’s common stock as of the date of termination. The termination payment will be paid in a lump sum on the first regularly scheduled payroll date after the 30th day following the date of termination. The termination payment is subject to Mr. Parang’s return of all Company property in his possession within 10 business days following the date of involuntary termination and his execution of a general release of all claims that becomes effective no later than the 30th day after the date of termination.

Kashani Termination Payment Letter

On September 27, 2021, Serve entered into a termination payment letter agreement with Dr. Kashani (the “Termination Payment Letter”), which provides that if (i) the Company terminates Dr. Kashani’s service with the Company without cause on or prior to February 18, 2025 and (ii) the Company exercises its Award Call Option with respect to all or a portion of the Kashani Milestone-Based Award, then the Company will pay Dr. Kashani a termination payment equal to the product of (i) the shares repurchased by the Company pursuant to the Award Call Option, multiplied by (ii) the excess, if any, of (x) the purchase price per share of the Company’s common stock equal to $500 million divided by the Company’s then fully diluted capitalization as of the date of termination over (y) the per share fair market value of the Company’s common stock as of the date of termination. The termination payment will be paid in a lump sum on the first regularly scheduled payroll date after the 30th day following the date of termination. The termination payment is subject to Dr. Kashani’s return of all Company property in his possession within 10 business days following the date of involuntary termination and his execution of a general release of all claims that becomes effective no later than the 30th day after the date of termination.

Compensation Recovery Policy

In accordance with the final rules adopted by the SEC and Nasdaq implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act, our board of directors approved the Serve Robotics Inc. Compensation Recovery Policy, effective as of October 2, 2023, which provides that in the event the Company is required to restate any of its financial statements that have been filed with the SEC, then the Compensation Committee will seek to recover any erroneously awarded performance-based incentive-based compensation (including any performance-based cash and equity awards and salary increases earned wholly or in part based on the attainment of financial performance goals) received by any person who is or was a Section 16 officer during the three-fiscal year recovery period.

Non-Employee Director Compensation

Since our incorporation, no compensation has been earned or paid to Ian Jacobs or Mark Tompkins, who were our sole directors prior to the Merger. Serve became our wholly-owned subsidiary upon the closing of the Merger on July 31, 2023. In connection with the closing of the Merger, Messrs. Jacobs and Tompkins resigned from our Board, and the current members were appointed to our Board, effective as of July 31, 2023.

On February 16, 2024, we adopted our Outside Director Compensation Policy (the “Director Compensation Policy”), effective as of January 1, 2024, pursuant to which we pay each non-employee director annual cash retainers and equity awards, as further described below.

Pursuant to the Director Compensation Policy, each non-employee director is entitled to receive an annual cash retainer for service on our board of directors and an additional annual cash retainer for service on each committee on which the non-employee director is a member. All annual cash retainers are paid quarterly in arrears. In addition, James Buckly Jordan, Ali Pourdad and Olivier Vincent each received an initial cash compensation in the amount of $11,250 on March 31, 2024. No compensation has previously been paid to our non-employee directors.

The fees paid to non-employee directors for service on our board of directors and for service on each committee of our board of directors of which the non-employee director is a member are as follows:

Annual Board Member Service Retainer

●	All non-employee directors: $20,000

Annual Committee Member Service Retainer

●	Member of the Audit Committee: $5,000

●	Member of the Compensation Committee: $5,000

●	Member of the Nominating and Corporate Governance Committee: $5,000

The Director Compensation Policy provides that at each annual stockholder meeting following a non-employee director’s appointment to our board of directors and subject to such non-employee director’s service on our board of directors since December 31st of the calendar year prior to such annual meeting, each non-employee director will be granted an option to purchase 20,000 shares of our common stock under the 2023 Plan, which will vest in full upon the earlier of the first anniversary of the date of grant or the next annual stockholder meeting, prorated for partial quarters of service (including the initial quarter of service), subject to the applicable non-employee director’s continuous service through the applicable vesting date; provided that if we do not have an effective Form S-8 registration statement on file with the SEC with sufficient shares available to cover the applicable equity award as of the date such award is granted (an “Effective S-8”), the grant of such equity award shall be delayed until such time there is an Effective S-8.

Notwithstanding the foregoing, for each non-employee director who remains in continuous service as a member of our Board until immediately prior to the consummation of a change in control, any unvested portion of an equity award granted in consideration of such non-employee director’s service as a member of our Board will vest in full immediately prior to, and contingent upon, the consummation of a change in control.

The Director Compensation Policy further provides that upon consummation of our initial public offering and listing of our common stock on Nasdaq or the NYSE, each non-employee director would be granted an option to purchase 20,000 shares of common stock under the 2023 Plan (each, an “Initial Equity Grant”). These grants were made in connection with the closing of the Public Offering in April 2024. Each Initial Grant vests in full on the one-year anniversary of the date of grant, subject to the applicable non-employee director’s continued service as a member of our board of directors through such date. Our Board will have discretion to grant additional equity awards to certain non-employee directors for services that exceed the expectations for a non-employee director or for other circumstances determined to be appropriate by our Board. We also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending meetings of our Board and Board committees.

The non-employee director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below, we describe transactions since January 1, 2023, in which the amounts involved exceeded or will exceed the lesser of (i) $120,000 and (ii) 1% of the average total assets of the Company at year end for the last two completed fiscal years, between the Company and any of our directors, executive officers or beneficial holders of more than 5% of the Company’s capital stock. Other than as described below, there have not been transactions to which we have been a party other than compensation arrangements, which are described under “Executive Compensation.” The following description is historical and has not been adjusted to give effect to the Merger.

Secured Subordinated Promissory Note with Ali Kashani

On December 27, 2023, Serve issued a Secured Subordinated Promissory Note (the “December 2023 Kashani Note”) to Dr. Ali Kashani, a holder of greater than 5% of the capital stock of Serve who serves as Chief Executive Officer and is a member of the Serve Board of Directors, in exchange for a loan with the aggregate principal amount of $70,000. Pursuant to the December 2023 Kashani Note, the loan accrued interest on the unpaid principal amount at a rate of 7.67% per annum, computed as simple interest. Serve repaid the December 2023 Kashani Note on January 3, 2024.

On June 28, 2023, Serve issued a Secured Subordinated Promissory Note (the “June 2023 Kashani Note”) to Dr. Kashani, in exchange for a loan with the aggregate principal amount of $449,000. Pursuant to the June 2023 Kashani Note, the loan accrued interest on the unpaid principal amount at a rate of 7.67% per annum, computed as simple interest. Dr. Kashani was entitled to an exit fee equal to 16% of the stated principal amount of the June 2023 Kashani Note, less the total amount of interest that accrued on the June 2023 Kashani Note prior to the closing of the Merger (the “Kashani Exit Fee”). Serve paid the Kashani Exit Fee and repaid the June 2023 Kashani Note upon the closing of the Merger. On August 4, 2023, payment of $520,840 was made to Dr. Kashani as repayment of the promissory note, which includes $449,000 in principal and $71,840 in interest. No additional fees were paid.

Consultant Agreement with David Goldberg

On September 18, 2023, Serve entered into a consulting agreement (the “Consulting Agreement”) with Mr. Goldberg, our Class I director. Pursuant to the Consulting Agreement, Mr. Goldberg was paid a one-time fee of $50,000, as well as an additional payment of $125,000 that was contingent upon the Company closing new financing during the term of the Consulting Agreement, for a total cash payment of $175,000. Additionally, in connection with the Consulting Agreement, the Company granted Mr. Goldberg a restricted stock unit award of 50,000 shares of the Company’s common stock, all of which vested on May 18, 2024. The Consulting Agreement terminated March 18, 2024.

Related Party Transactions with Uber Technologies, Inc.

As described elsewhere in this prospectus, Serve is a spin-off of Uber. Serve was initially formed in 2017 as the X division of Postmates, which was acquired by Uber in 2020. Uber held greater than 5% of Serve’s pre-Merger capital stock.

2024 Underwritten Public Offering

In April 2024, we entered into an underwriting agreement, or the Underwriting Agreement, with Aegis, pursuant to which we issued and sold 10,000,000 shares of our common stock at the public offering price of $4.00 per share. The aggregate net proceeds from the Public Offering totaled approximately $35.7 million after deducting underwriting discounts and commissions, as well as other offering expenses.

The following table sets forth the number of shares of our common stock purchased in our registered public offering by Postmates:

Purchaser	Shares of Common Stock Purchased	Aggregate Purchase Price
Postmates, LLC	1,125,000	$4,500,000

Convertible Promissory Note

On January 2, 2024, we issued a convertible promissory note (the “Postmates Convertible Promissory Note”) to Postmates. The Postmates Convertible Promissory Note bore interest at a rate of 6.00% per year, compounded annually, and was due and payable upon request by Postmates on or after the 12-month anniversary of the original issuance date of the Postmates Convertible Promissory Note. Pursuant to the terms of the Postmates Convertible Promissory Note, we could not prepay or repay the Postmates Convertible Promissory Note in cash without Postmates’ consent. The aggregate gross proceeds from the issuance of the Postmates Convertible Promissory Note were $500,000. The Postmates Convertible Promissory Notes converted into 210,025 shares of common stock at a price of $2.42 per share.

The issuance of the Postmates Convertible Promissory Note was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the SEC thereunder.

Related Party Transactions with NVIDIA

Convertible Promissory Note

On January 2, 2024, we issued a convertible promissory note (the “NVIDIA Convertible Promissory Note”) to NVIDIA. The NVIDIA Convertible Promissory Note bore interest at a rate of 6.00% per year, compounded annually, and was due and payable upon request by NVIDIA on or after the 12-month anniversary of the original issuance date of the NVIDIA Convertible Promissory Note. Pursuant to the terms of the NVIDIA Convertible Promissory Note, we could not prepay or repay the NVIDIA Convertible Promissory Note in cash without NVIDIA’s consent. The aggregate gross proceeds from the issuance of the NVIDIA Convertible Promissory Note were $2,500,000. The NVIDIA Convertible Promissory Notes converted into 1,050,129 shares of common stock at a price of $2.42 per share.

The issuance of the NVIDIA Convertible Promissory Note was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the SEC thereunder.

Equity Financings

2022 SAFEs

Between February 4, 2022 and March 9, 2022, Serve issued SAFEs for an aggregate purchase amount of $10.59 million to investors of Serve (the “February 2022 SAFEs”). Between December 1, 2022 and January 18, 2023, Serve issued SAFEs for an aggregate purchase amount of $4.97 million to investors of Serve (the “December 2022 SAFEs” and, together with the February 2022 SAFEs, the “2022 SAFEs”). The following table summarizes the purchase of 2022 SAFEs by related persons:

Purchaser	Aggregate Purchase Price for 2022 SAFEs
NEO 2.0, L.P.(1)	$987,483
NEO 2.0a, L.P.(1)	$12,517
NVIDIA	$9,000,000
Postmates, LLC(2)	$2,000,000
Wavemaker Pacific 4, L.P.(3)	$1,000,000

(1)	The general partner of each of NEO 2.0., L.P. and NEO 2.0a, L.P. is NEO GP. NEO GP and its affiliates hold greater than 5% of the pre-Merger capital stock of Serve.

(2)	Postmates, LLC is a wholly-owned subsidiary of Uber, which holds greater than 5% of the pre-Merger capital stock of Serve. Sarfraz Maredia is Vice President, Head of Delivery, Americas at Uber and serves as a member of the Serve Board of Directors.

(3)	Wavemaker Pacific 4, L.P. holds greater than 5% of Serve’s pre-Merger capital stock.

Registration Rights Agreement

The description set forth above under the caption “Description of the Merger, the Private Placement, the Public Offering, the July 2024 PIPE and Related Transactions—Registration Rights” is incorporated herein by reference. All of our directors, executive officers and holders of more than 5% of our capital stock are parties to the Registration Rights Agreement.

Participation in Private Placement

Certain of our existing investors, including investors affiliated with certain of our directors and officers, have purchased an aggregate of 1,258,221 shares of our common stock in the Private Placement, for an aggregate gross purchase price of $5.01 million. Such purchases were made on the same terms as the shares that were sold to other investors in the Private Placement and not pursuant to any pre-existing contractual rights or obligations. Each of NVIDIA and Postmates, LLC, who hold more than 5% of our capital stock, and Olivier Vincent and Ali Kashani participated in the Private Placement.

Other Transactions

We have granted stock options to our executive officers and our directors. For a description of these stock options, see the section titled “Executive Compensation.”

Indemnification Agreements

We maintain indemnification agreements with each of our current directors and executive officers. The indemnification agreements and our amended and restated bylaws require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers.

Policies and Procedures for Related Party Transactions

We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors. Subsequently, our audit committee adopted a charter which requires the audit committee to conduct appropriate review and oversight of related party transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 26, 2024 by:

●	each of our named executive officers;

●	each of our directors and director nominees;

●	all of our current directors, director nominees and executive officers as a group; and

●	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

The percentage of shares beneficially owned is computed on the basis of 36,849,901 shares of common stock outstanding as of July 26, 2024. Shares of common stock that a person has the right to acquire within 60 days of July 26, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Serve Robotics Inc., 730 Broadway, Redwood City, CA 94063.

Name	Number	Percentage
5% Stockholders
Postmates, LLC(1)	5,298,833	14.4%
Armistice Capital Master Fund Ltd.(2)	4,336,566	10.5%
NVIDIA Corporation(3)	3,727,033	10.1%
Mark Tompkins(4)	1,843,750	5.0%

Directors and Named Executive Officers
Ali Kashani(5)	2,382,563	6.5%
Shares subject to voting proxy(6)	6,860,053	18.6%
Touraj Parang(7)	821,070	2.2%
Brian Read	-	*
Euan Abraham(8)	214,647	*
David Goldberg(9)	50,000	*
James Buckly Jordan(10)	747,297	2.0%
Sarfraz Maredia	-	*
Olivier Vincent	9,928	*
All directors and executive officers as a group (8 persons)	8,033,016	21.6%

*	Represents beneficial ownership of less than 1%.

(1)	Based on a Schedule 13D filed by Uber Technologies, Inc. with the SEC on May 8, 2024. Postmates, LLC is a wholly-owned subsidiary of Uber Technologies, Inc. The address of Uber Technologies, Inc. is 1725 3rd Street, San Francisco, California 94158.
(2)	Consists of (i) 2,500,000 shares of common stock underlying the Pre-Funded Warrants, subject to a 9.99% beneficial ownership blocker, and (ii) 1,836,566 shares of common stock underlying the Investor Warrants, subject to a 4.99% beneficial ownership blocker. The address of Armistice Capital Master Fund Ltd. is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(3)	Based on a Schedule 13G filed by NVIDIA Corporation with the SEC on July 18, 2024. The address of NVIDIA Corporation is 2788 San Tomas Expressway, Santa Clara, California 95051.
(4)	Based on a Schedule 13G/A filed by Mr. Tompkins with the SEC on February 14, 2024. Consists of (i) 1,687,500 shares of common stock and (ii) 156,250 shares of common stock underlying the Bridge Warrants.
(5)

Consists of (i) 2,205,309 shares of common stock held directly by Ali Kashani, (ii) 16,070 shares of common stock held by Nikki Stoddart, the spouse of Dr. Kashani, (iii) 80,350 shares of common stock held by Salma Kashani, (iv) 8,035 shares of common stock held by Ali Sadeghi Hariri, (v) 1,562 shares of common stock underlying warrants to purchase common stock which are exercisable within 60 days of July 26, 2024, (vi) 51,237 shares of common stock underlying options to purchase common stock which are or will become exercisable within 60 days of July 26, 2024 and (vii) 20,000 shares of common stock subject to restricted stock units that vest within 60 days of July 26, 2024. Dr. Kashani shares control of the shares of common stock held by Ms. Stoddart. 968,664 shares of common stock held by Dr. Kashani are subject to a repurchase option held by the Company in the event that Dr. Kashani’s service with the Company is terminated.

(6)	Consists of shares of common stock held by holders of pre-Merger common stock over which Dr. Kashani holds an irrevocable proxy, pursuant to the agreements between the Company and such stockholders. The Company does not believe that the parties to these voting agreements constitute a “group” under Section 13 of the Exchange Act, as Dr. Kashani exercises voting control over these shares. Dr. Kashani does not have dispositive control over these shares of common stock.
(7)	Consists of (i) 794,709 shares of common stock held by Touraj Parang, (ii) 2,008 shares of common stock held by Armin Parang, Mr. Parang’s brother, (iii) 2,008 shares of common stock held by Payman Parang, Mr. Parang’s brother, (iv) 2,008 shares of common stock held by Shaghayegh Ahkami, Mr. Parang’s sister-in-law, (v) 2,008 shares of common stock held by Shahyar Ahkami, Mr. Parang’s brother-in-law, (vi) 14,044 shares of common stock underlying options which are or will become exercisable within 60 days of July 26, 2024 and (vii) 4,285 shares of common stock subject to restricted stock units that vest within 60 days of July 26, 2024. Mr. Parang disclaims beneficial ownership of the shares of common stock held by Armin Parang, Payman Parang, Shaghayegh Ahkami and Shahyar Ahkami. 356,776 shares of common stock held by Mr. Parang are subject to a repurchase option held by the Company in the event that Mr. Parang’s service with the Company is terminated.
(8)	Consists of (i) 213,188 shares of common stock underlying options which are or will become exercisable within 60 days of July 26, 2024 and (ii) 1,459 shares of common stock subject to restricted stock units that vest within 60 days of July 26, 2024.
(9)	Consists of 50,000 shares of common stock subject to restricted stock units that vest within 60 days of July 26, 2024.
(10)	Consists of (i) 659,035 shares of common stock held by Wavemaker Global Select II, LLC, (ii) 9,200 shares held by Future VC, LLC, and (iii) 77,291 shares of commonstock held by Match Robotics VC, LLC. James Buckly Jordan is the Managing Partner of Wavemaker Global Select II, LLC and has dispositive power over the shares of common stock held thereby. Future VC, LLC and Match Robotics VC, LLC are controlled by James Buckly Jordan. The address of Wavemaker Global Select II, LLC is 1 Nanson road #03-00, Singapore 238909. The address for Future VC, LLC is 1438 9th St., Santa Monica, California 90401. The address for Match Robotics VC, LLC is 1134 11th Street, Suite 101, Santa Monica, California 90403.

SELLING STOCKHOLDER

The common stock being offered by the selling stockholder are those issuable to the selling stockholder upon exercise of the Pre-Funded Warrants and the Investor Warrants. For additional information regarding the issuances of the Pre-Funded Warrants and the Investor Warrants, see “Description of the Merger, the Private Placement, the Public Offering, the July 2024 PIPE and Related Transactions” above. We are registering the shares of common stock issuable upon the exercise of the Pre-Funded Warrants and the Investor Warrants in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Pre-Funded Warrants and the Investor Warrants, the selling stockholder has not had any material relationship with us within the past three years.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of common stock by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by the selling stockholder, based on its ownership of the Pre-Funded Warrants and the Investor Warrants, as of July 26, 2024, assuming exercise of the Pre-Funded Warrants and the Investor Warrants held by the selling stockholder on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholder.

In accordance with the terms of the July 2024 PIPE Registration Rights Agreement, this prospectus generally covers the resale of the maximum number of shares of common stock issuable upon exercise of the Pre-Funded Warrants and the Investor Warrants, determined as if the outstanding Pre-Funded Warrants and the Investor Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the Pre-Funded Warrants, a selling stockholder may not exercise the Pre-Funded Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Pre-Funded Warrants which have not been exercised. Under the terms of the Investor Warrants, a selling stockholder may not exercise the Investor Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Investor Warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling stockholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to This Prospectus (1)		Number of Shares of Common Stock Owned After Offering
Armistice Capital, LLC	-	5,000,000	(2)	-

(1)	Assumes the sale of all shares offered in this prospectus.

(2)	Includes (i) 2,500,000 shares of common stock issuable upon exercise of the Pre-Funded Warrants and (ii) 2,500,000 shares of common stock issuable upon exercise of the Investor Warrants held by the selling stockholder. Both the Pre-Funded Warrants and Investor Warrants are subject to certain beneficial ownership limitations that prohibit Armistice from exercising any portion of them if, following such exercise, Armistice’s ownership of our common stock would exceed the relevant warrant’s ownership limitation. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”) and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The Investor Warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling stockholder from exercising that portion of the Investor Warrants that would result in the selling stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you and the descriptions herein are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and to the applicable provisions of Delaware law.

We have authorized capital stock consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 31, 2024, we had 24,957,814 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the term and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Dividend Rights

Subject to applicable law and the rights and preferences, if any, of any holders of any outstanding series of preferred stock, the holders of our common stock are entitled to receive dividends if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine, payable either in cash, in property or in shares of capital stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote on such amendment pursuant to the amended and restated certificate (including any certificate of designation relating to any series of preferred stock). We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up and after payment in full of all amounts required to be paid to creditors and to any holders of preferred stock having liquidation preferences, if any, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders.

Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding or above the total number of authorized shares of the class, without any further vote or action by our stockholders. Our board of directors may, without stockholder approval, authorize the issuance of preferred stock with voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock and could have anti-takeover effects. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control or the removal of existing management and might adversely affect the market price of our common stock.

Stock Options

As of March 31, 2024, we had outstanding stock options to purchase an aggregate of 1,501,341 shares of our common stock, with a weighted-average exercise price of $0.61 per share under the 2023 Plan.

Warrants

As of March 31, 2024, we had outstanding warrants to purchase an aggregate of 3,110,272 shares of our common stock, with a weighted-average exercise price of $0.94 per share.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws following the Private Placement could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in their best interest or in our best interests, including transactions that might result in a premium over the prevailing market price of our common stock.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

●	Board Vacancies. Our amended and restated bylaws and certificate of incorporation provide, subject to the special rights of the holders of any series of preferred stock to elect directors, that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders, unless (a) the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”) is permitted to be set only by a resolution adopted by a majority of the Whole Board. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the board of directors, but promotes continuity of management.

●	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Classified Board of Directors” for additional information.

●	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

●	Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation further provide that the affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by the approval of a majority of the Whole Board.

●	Securityholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by the chairperson of the board of directors, our chief executive officer or the board of directors acting pursuant to a resolution adopted by a majority of the Whole Board, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

●	Advance Notice Requirements for Securityholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

●	Issuance of Undesignated Preferred Stock. Our amended and restated certificate of incorporation provides that our board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

●	Choice of Forum. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, will be the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on behalf of us; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of ours; (c) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, or to interpret, apply or determine the validity of, any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws (as each may be amended from time to time); (d) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (e) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions will not apply to actions, suits or proceedings brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the amended and restated certificate of incorporation provides that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the amended and restated certificate of incorporation provides that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum selection provisions in the amended and restated certificate of incorporation.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Limitation on Liability and Indemnification of Directors and Officers

The amended and restated bylaws provide that our directors and officers will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the amended and restated certificate of incorporation provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors or officers to the fullest extent permitted by the DGCL as it now exists or may in the future be amended.

The amended and restated bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent of ours for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

PLAN OF DISTRIBUTION

The selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is currently traded on Nasdaq. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants or settlement of restricted stock units, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

As of July 26, 2024, we had 36,849,901 shares of common stock outstanding, of which our directors and executive officers beneficially own an aggregate of 3,869,730 shares. Of these shares, 14,502,453 shares of our common stock are freely tradable in the public market without restriction or further registration under the Securities Act, as of July 26, 2024.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 under the Securities Act, which is summarized below.

Lock-up Agreements

In conjunction with the Public Offering, we agreed that, without the prior written consent of Aegis, we would not, for a period of twelve months after the closing of the Public Offering, subject to certain exceptions, (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; (b) file or cause to be filed any registration statement with the SEC relating to the offering of any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or (c) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (a) or (c) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or enter into any agreement or announce the intention to effect any of the actions described above.

Our directors, executive officers, employees and principal stockholders (holding 5% or more of our common stock) agreed that, without the prior written consent of Aegis, they will not, subject to certain exceptions, during the period ending 180 days after the closing of the Public Offering, offer, issue, sell, contract to sell, encumber grant any option for the sale of or otherwise dispose any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock.

Furthermore, in connection with the initial closing of the Private Placement, all officers, directors and certain principal stockholders (with 5% or more of the common stock of the Company) agreed, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from July 31, 2023, the date of the lock-up agreement, through July 31, 2024.

Following the lock-up periods set forth in the agreements described above, substantially all of the shares of our common stock will be eligible for sale in the public market in compliance with Rule 144 or another exemption under the Securities Act or pursuant to an effective registration statement.

Rule 144

Pursuant to Rule 144 promulgated under the Securities Act, sales of the securities of a former shell company, such as us, under that rule are not permitted (i) until at least 12 months have elapsed from the date on which we provided Form 10 information in our Form 8-K filed with the SEC, as amended by the Form 8-K/A filed with the SEC on August 16, 2023, and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Current Reports on Form 8-K. We intend to register such shares for sale under the Securities Act but are currently a “voluntary filer” and are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. As a result, unless we register such shares for sale under the Securities Act, most of our stockholders will be forced to hold their shares of our common stock for at least that 12-month period before they are eligible to sell those shares, and even after that 12-month period, sales may not be made under Rule 144 unless we and the selling stockholder are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed 1% of the total number of outstanding shares or, if our common stock is then listed or quoted for trading on a national securities exchange, then the greater of 1% of the total number of outstanding shares and the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to the sale. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some other manner outside the United States without requiring registration in the United States.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Serve Robotics Inc. as of and for each of the years ended December 31, 2023 and 2022, have been audited by dbbmckennon, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Serve’s ability to continue as a going concern as described in Note 2 to the financial statements) included in this registration statement. Such financial statements have been included herein in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC this registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of this registration statement, does not contain all of the information in this registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to this registration statement and the exhibits filed as part of this document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to this registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the internet on the SEC’s website at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Serve Robotics Inc. 730 Broadway, Redwood City, California 94063, (818) 860-1352.

INDEX TO FINANCIAL STATEMENTS

Serve Robotics Inc.

Unaudited Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023

Audited Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

Serve Robotics Inc.

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2024 and December 31, 2023

(unaudited)

	March 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash	$427,482	$6,756
Accounts receivable	266,030	2,955
Inventory	736,535	774,349
Prepaid expenses	629,610	676,969
Deferred offering costs	973,491	-
Total current assets	3,033,148	1,461,029
Property and equipment, net	33,839	48,422
Right of use asset	668,462	782,439
Deposits	512,659	512,659
Total assets	$4,248,108	$2,804,549

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,725,064	$2,050,605
Accrued liabilities	1,151,158	255,849
Deferred revenue	68,899	-
Note payable, current	1,000,000	1,000,000
Note payable - related party	-	70,000
Convertible notes payable, net of debt discount	4,549,395	-
Derivative liability	1,489,000	-
Right of use liability, current portion	474,649	496,963
Lease liability, current portion	2,335,796	2,363,807
Total current liabilities	12,793,961	6,237,224
Note payable, net of current portion	-	230,933
Restricted stock award liability	154,630	158,617
Right of use liability	105,643	211,181
Total liabilities	13,054,234	6,837,955

Commitments and contingencies (Note 10)

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of both March 31, 2024 and December 31, 2023	-	-
Common stock, $0.0001 par value; 300,000,000 shares authorized, 24,957,814 and 24,832,814 shares issued and 24,633,795 and 24,508,795 shares outstanding as of both March 31, 2024 and December 31, 2023	2,462	2,450
Additional paid-in capital	68,729,393	64,468,141
Subscription receivable	(165,629)	(169,616)
Accumulated deficit	(77,372,352)	(68,334,381)
Total stockholders’ equity (deficit)	(8,806,126)	(4,033,406)
Total liabilities and stockholders’ equity (deficit)	$4,248,108	$2,804,549

See accompanying notes to the unaudited condensed consolidated financial statements.

Serve Robotics Inc.

Unaudited Condensed Consolidated Statements of Operations

For the Three Months Ended March 31, 2024 and 2023

(unaudited)

	Three Months Ended
	March 31,
	2024	2023

Revenues	$946,711	$40,252
Cost of revenues	352,438	367,261
Gross profit (loss)	594,273	(327,009)

Operating expenses:
General and administrative	1,008,071	1,015,987
Operations	540,974	521,687
Research and development	6,638,441	2,082,949
Sales and marketing	118,236	279,582
Total operating expenses	8,305,722	3,900,205

Loss from operations	(7,711,449)	(4,227,214)

Other income (expense), net:
Interest expense, net	(1,326,522)	(41,744)
Change in fair value of simple agreements for future equity	-	(869,164)
Total other income (expense), net	(1,326,522)	(910,908)

Provision for income taxes	-	-
Net loss	$(9,037,971)	$(5,138,122)

Weighted average common shares outstanding - basic and diluted	24,556,343	6,708,450
Net loss per common share - basic and diluted	$(0.37)	$(0.77)

See accompanying notes to the unaudited condensed consolidated financial statements.

Serve Robotics Inc.

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Three Months Ended March 31, 2024

(unaudited)

														Total
	Series Seed		Series Seed-1		Series Seed-2		Series Seed-3				Additional			Stockholders’
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2022	3,091,672	$309	2,440,411	$244	2,088,696	$209	357,836	$36	6,826,352	$683	$31,232,737	$(165,719)	$(43,520,645)	(12,452,146)
Vested restricted stock purchased with recourse notes									2,820	-	3,436	(1,202)	-	2,234
Restricted stock awards repurchased	-	-	-	-	-	-	-	-	(238,625)	(24)	-	-	-	(24)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	93,943	-	-	93,943
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(5,138,122)	(5,138,122)
Balances at March 31, 2023	3,091,672	$309	2,440,411	$244	2,088,696	$209	357,836	$36	6,590,547	$659	$31,330,116	$(166,921)	$(48,658,767)	$(17,494,115)

Balances at December 31, 2023	-	$-	-	$-	-	$-	-	$-	24,508,795	$2,450	$64,468,141	$(169,616)	$(68,334,381)	$(4,033,406)
Exercise of warrants	-	-	-	-	-	-	-	-	125,000	12	5,820	-	-	5,832
Interest on recourse loan	-	-	-	-	-	-	-	-	-	-	-	3,987	-	3,987
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	4,255,432	-	-	4,255,432
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(9,037,971)	(9,037,971)
Balances at March 31, 2024	-	$-	-	$-	-	$-	-	$-	24,633,795	$2,462	$68,729,393	$(165,629)	$(77,372,352)	$(8,806,126)

See accompanying notes to the unaudited condensed consolidated financial statements

Serve Robotics Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2024 and 2023

(unaudited)

	Three Months Ended
	March 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(9,037,971)	$(5,138,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17,923	465,640
Stock-based compensation	4,255,432	93,943
Amortization of debt discount	1,212,836	4,000
Change in fair value of simple agreements for future equity	-	869,164
Interest on recourse loan	3,987	(1,202)
Changes in operating assets and liabilities:
Accounts receivable	(263,075)	8,626
Inventory	37,814	(4,704)
Prepaid expenses	47,359	(33,643)
Accounts payable	(325,541)	64,191
Accrued liabilities	(82,168)	(30,239)
Deferred revenue	68,899	-
Right of use liabilities, net	(13,875)	(11,063)
Net cash used in operating activities	(4,078,380)	(3,713,409)
Cash flows from investing activities:
Purchase of property and equipment	(3,340)	-
Net cash used in investing activities	(3,340)	-
Cash flows from financing activities:
Proceeds from simple agreement for future equity	-	2,666,953
Proceeds from convertible notes payable	4,844,625	-
Exercise of warrants	5,832	-
Repayments of note payable	(250,000)	(250,000)
Repayments of notes payable, related party	(70,000)	-
Repayment of lease liability financing	(28,011)	(552,786)
Net cash provided by financing activities	4,502,446	1,864,167
Net change in cash and cash equivalents	420,726	(1,849,242)
Cash and cash equivalents at beginning of period	6,756	2,715,719
Cash and cash equivalents at end of period	$427,482	$866,477

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$35,892	$40,630

Supplemental disclosure of non-cash investing and financing activities:
Vested restricted stock purchased with recourse notes	$-	$3,436
Deferred offering costs included in accrued liabilities	$973,491	$-

See accompanying notes to the unaudited condensed consolidated financial statements

Serve Robotics Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. NATURE OF OPERATIONS

Serve Operating Co. (“Serve”) (formerly known as Serve Robotics Inc.) is a corporation formed on January 15, 2021 under the laws of the State of Delaware.

On July 31, 2023, Patricia’s wholly-owned subsidiary, Serve Acquisition Corp., a corporation formed in the State of Delaware on July 10, 2023 (“Acquisition Sub”), merged with and into the Company (as defined below). Pursuant to this transaction (the “Merger”), Serve was the surviving corporation and became Patricia’s wholly owned subsidiary, and all of the outstanding stock of Serve was converted into shares of Patricia’s common stock. All of Serve’s outstanding warrants and options were assumed by Patricia. In addition, on July 31, 2023, the board of directors of Patricia Acquisition Corp., a Delaware corporation incorporated on November 9, 2020 (“Patricia”) and all of its pre-Merger stockholders approved a restated certificate of incorporation, which was effective upon its filing with the Secretary of State of the State of Delaware on July 31, 2023, and through which Patricia changed its name to “Serve Robotics Inc.” Following the consummation of the Merger, Serve changed its name to “Serve Operating Co.”

As a result of the Merger, Patricia acquired the business of Serve and will continue the existing business operations of Serve as a public reporting company under the name Serve Robotics Inc. (the “Company”). The Company is developing autonomous robots for last-mile delivery services. The Company is headquartered in Redwood City, California. In accordance with “reverse merger” or “reverse acquisition” accounting treatment, the Company was determined the accounting acquirer. Patricia’s historical financial statements before the Merger have been replaced with the historical financial statements of Serve before the Merger in filings with the SEC since the Merger unless otherwise noted.

Public Offering

On April 17, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (“Aegis”) in connection with the public offering of 10,000,000 shares of the Company’s common stock, par value $0.0001, at a public offering price of $4.00 per share (the “Offering”). The Company’s net proceeds from the Offering, after deducting the underwriting discount and other estimated offering expenses payable by the Company, were approximately $35.7 million. As a result of the Offering, the Company’s Common Stock was approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SERV” beginning on April 18, 2024. See Note 11.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $9,037,971 and $5,138,122 for the three months ended March 31, 2024 and 2023, respectively and has negative cash flow from operations for the three months ended March 31, 2024 and 2023. The Company requires additional capital to operate and expects losses to continue for the foreseeable future. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern until it reaches profitability is dependent upon its ability to generate cash from operating activities and to raise additional capital to fund operations. Management plans to raise additional capital to fund operations through debt and/or equity financings. Through the issuance date of the consolidated financial statements, the Company has raised $35.7 million in equity pursuant to our April 2024 Offering (see Note 11). Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may not be able to obtain financing on acceptable terms, or at all.

3. REVERSE MERGER ACCOUNTING

On July 31, 2023, Acquisition Sub, merged with and into the Company. Pursuant to the Merger, the Company was the surviving corporation and became Patricia’s wholly owned subsidiary, and all of the outstanding stock of Serve was converted into shares of Patricia’s common stock. All of Serve’s outstanding warrants and options were assumed by Patricia. Following the consummation of the Merger, Serve changed its name to “Serve Operating Co.”

The Merger was accounted for as a reverse-merger, and recapitalization in accordance with generally accepted accounting principles in the United States (“GAAP”). Serve Robotics Inc. was the acquirer for financial reporting purposes and Patricia was the acquired company. Consequently, the assets and liabilities and the operations that are reflected in the historical financial statements prior to the merger are those of Serve Robotics Inc. and have been recorded at the historical cost basis of Serve Robotics Inc., and the financial statements after completion of the merger include the assets and liabilities of Patricia and Serve Robotics Inc., historical operations of Serve Robotics Inc. and operations of Patricia from the closing date of the merger. Common stock and the corresponding capital amounts of Patricia pre-merger were retroactively restated as capital stock shares reflecting the exchange ratio in the merger. In conjunction with the merger, the Company received no cash and assumed no liabilities from Patricia Acquisition Corp.

As a result of the Merger, each of Serve’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 0.8035 shares of Patricia’s common stock (the “Common Share Conversion Ratio”). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the Common Share Conversion Ratio. There was no effect on the number of shares of common stock or preferred stock authorized for issuance under the Company’s certificate of incorporation or the par value of such securities.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Serve Operating Co. and Serve Robotics Canada Inc. All inter-company transactions and balances have been eliminated on consolidation.

Unaudited Interim Financial Information

The unaudited interim financial statements and related notes have been prepared in accordance with GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the three-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2023 included in the Form 10-K filed with the SEC on February 29, 2024.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of March 31, 2024 and December 31, 2023, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

Concentrations

During the three months ended March 31, 2024, one customer accounted for 90% of the Company’s revenue and accounted for 83% of the Company’s accounts receivable. In the same period in 2023, a different customer accounted for 50% of the Company’s revenue.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

See Note 5 for fair value disclosures.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. The Company accounts for allowance for doubtful accounts under Accounting Standards Codification (“ASC”) 310-10-35. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2024 and December 31, 2023, the Company determined there was no allowance for doubtful accounts necessary.

Inventory

Inventory is stated at the lower of cost or market value and accounted for using the specific identification cost method. As of March 31, 2024 and December 31, 2023, inventory primarily consists of robotic component parts purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment periodically and did not record a reserve for obsolete inventory for the three months ended March 31, 2024 and 2023.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of the asset, which is three (3) to five (5) years for office equipment and two (2) years for the Company’s robot assets. Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statement of operations in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2024, the Company capitalized $973,491 in deferred offering costs pertaining to the Offering.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606 – Revenue from Contracts with Customers (“ASC 606”). The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes revenue on its software services over time. The Company utilizes labor hours as a measure of progress to estimate the percentage of completion of the performance obligation at each reporting period. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue. As of March 31, 2024, the Company had $68,899 in deferred revenue pertaining to software services, which will be recognized in the second quarter of 2024.

For delivery services, the Company satisfies its performance obligation when the delivery is complete, which is the point in time control of the delivered product transfers to the customer. The Company recognizes branding fees over time as performance obligations are completed over the term of the agreement.

Disaggregation of Revenue

The disaggregation of revenue is as follows:

	Three Months Ended
	March 31,
	2024	2023
Software Services	$851,101	$-
Delivery services	51,760	25,252
Branding fees	43,850	15,000
	$946,711	$40,252

Cost of Revenue

Cost of revenue consists primarily of allocations of depreciation on robot assets used for revenue producing activities, personnel time related to revenue activities, and costs related to data, software and similar costs that allow the robots to function as intended and for the Company to communicate with the robots while in service.

Sales and Marketing

Sales and marketing expenses include personnel costs and public relations expenses. Advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses were approximately $16,000 and $184,000 for the three months ended March 31, 2024 and 2023, respectively.

Operations

Operations expenses primarily consist of costs for field operations personnel.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate expenses and general insurance. General and administrative expenses also include depreciation on property and equipment as well as amortization of right of use assets. These costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred. Research and development costs include product design, hardware and software costs.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU requires a lessee to recognize a right-of-use (“ROU”) asset and a lease liability under most operating leases in its balance sheet. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward its historical assessments of lease identification, lease classification, and initial direct costs. and did not require retrospective medication. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i) there is an identified asset;

(ii) the Company obtains substantially all of the economic benefits of the asset; and

(iii) the Company has the right to direct the use of the asset.

The Company’s operating lease agreements include office and warehouse space. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition (See Note 11).

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of March 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each period. Potentially dilutive items outstanding as of March 31, 2024 and 2023 is as follows:

	March 31,
	2024		2023
Convertible notes payable	2,104,562	*	-
Series Seed preferred stock (convertible to common stock)	-		3,091,672
Series Seed-1 preferred stock (convertible to common stock)	-		2,440,411
Series Seed-2 preferred stock (convertible to common stock)	-		2,088,696
Series Seed-3 preferred stock (convertible to common stock)	-		357,836
Common stock warrants	3,110,272		54,203
Preferred stock warrants	-		128,820
Stock options	1,501,341		1,080,532
Unvested restricted common stock	324,019		332,481
Total potentially dilutive shares	7,040,194		9,574,651

*	Represents the number of common shares that the convertible notes, including principal and accrued interest, converted into upon the closing of the Offering in April 2024.

Recently Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5. FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of March 31, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities	$-	$-	$1,489,000	$1,489,000
Derivative liability	$-	$-	$1,489,000	$1,489,000

There were no Level 1, 2or 3 assets or liabilities as of December 31, 2023.

Derivative Liability

In connection with the Company’s convertible notes, the Company recorded a derivative liability (see Note 7). The estimated fair value of the derivative liability is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The fair value of the derivative liability is valued using a probability-weighted scenario analysis utilizing the terms of the notes under the with-or-without method. The Company determined a 100% probability of conversion into equity as the notes were converted into shares of common stock upon the Offering in April 2024 (see Note 11).

The following table presents changes in Level 3 liabilities measured at fair value for the three months ended March 31, 2024:

Embedded
Derivative
Liability
Outstanding as of December 31, 2023	$-
Issuance of embedded derivative liability	1,489,000
Change in fair value	-
Outstanding as of March 31, 2024	$1,489,000

6. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	March 31,	December 31,
	2024	2023
Office equipment	$254,001	$250,661
Robot assets	2,092,293	2,092,293
Total	2,346,294	2,342,954
Less: accumulated depreciation	(2,312,455)	(2,294,532)
Property and equipment, net	$33,839	$48,422

Depreciation expense was $17,923 and $465,640 for the three months ended March 31, 2024 and 2023, respectively.

7. NOTE PAYABLE

Silicon Valley Bank

As of March 31, 2024 and December 31, 2023, note payable, net of unamortized discount of $14,984 and $19,067, was $985,016 and $1,230,933, all respectively. During the three months ended March 31, 2024 and 2023, the Company made repayments of $250,000 and $250,000, respectively. During the three months ended March 31, 2024 and 2023, amortization of debt discount was $1,212,836 and $4,000, respectively.

Note Payable – Related Party

In December 2023, the Company issued a senior secured promissory note to its Chief Executive Officer for which Serve received $70,000 in proceeds. The note bore interest at 7.67% per annum. The note was fully repaid on January 3, 2024.

Convertible Note Payable

At various dates in January 2024, the Company issued to certain accredited investors convertible promissory notes of $5,014,500, for which the Company received $4,844,625 in net proceeds (the “January Notes”). As a result, the Company incurred fees of $169,875 which was recorded as a debt discount. The January Notes bear interest at a rate of 6.00% per year, compounded annually, and are due and payable upon request by each investor on or after the 12-month anniversary of the original issuance date of each note. The Company may not prepay or repay the January Notes in cash without the consent of the investors. The January Notes convert upon a qualified offering into common stock at the lesser of the price paid per share multiplied by 75% or the quotient resulting from dividing $80,000,000 by the outstanding shares of common stock on a fully diluted basis prior to the financing (the “Conversion Price”). If the Company consummates a financing that does not constitute a qualified financing, the holders can elect to treat such as a qualified financing and convert at the same terms as if such was a qualified financing. The holders may also elect to convert, at any time, at a quotient by dividing $80,000,000 by the outstanding shares of common stock on a fully diluted basis.

The Company evaluated the terms of the conversion features of the January Notes as noted above in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock, and determined they are not indexed to the Company’s common stock and that the conversion feature, which is akin to a redemption feature, meets the definition of a liability. The January Notes contain an indeterminate number of shares to settle with conversion options outside of the Company’s control. Therefore, the Company bifurcated the conversion feature and accounted for it as a separate derivative liability. Upon issuance of the January Notes, the Company recognized a derivative liability at a fair value of $1,489,000, which is recorded as a debt discount and was amortized over the life of the January Notes. There was no change in fair value to the derivative liability as of March 31, 2024.

As a result of the January Notes, the Company recognized an aggregate debt discount of $1,658,875. Through March 31, 2024, $1,193,770 of the debt discount was amortized to interest expense. At March 31, 2024, the outstanding balance of the January Notes, less unamortized discount of $465,105, was $4,549,395.

During the three months ended March 31, 2024, the Company incurred $62,681 in interest expense pertaining to the January Notes, all of which were unpaid as of March 31, 2024.

Upon the closing of the Offering in April 2024, the outstanding principal and accrued interest of the January Notes converted into 2,104,562 shares of common stock. Accordingly, the related derivative liability was recorded into additional paid-in capital. See Note 11.

In connection with the issuance of the January Notes, the Company granted the placement agent warrants to purchase (the “Convertible Promissory Notes Offering Warrants”) to purchase common stock equal to 10% of the number of shares of common stock into which the January Notes sold to investors introduced by the placement agent are initially convertible. The Convertible Promissory Notes Offering Warrants will be exercisable at the same price as the Conversion Price. As the issuance of the Convertible Promissory Notes Offering Warrants were contingent on the closing of the Offering and terms were not known until the contingency was resolved, they were not considered granted until April 17, 2024 (see Note 11) and no value was recognized in the consolidated financial statements as of March 31, 2024.

8. STOCKHOLDERS’ EQUITY

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the Company’s board of directors.

Upon closing of the Merger, there were 10,000,000 and 300,000,000 shares of preferred and common stock, respectively, par value $0.0001 per share, authorized for issuance.

In February 2024, 125,000 common stock warrants were exercised for proceeds of $5,832.

Restricted Stock

During 2022, the Company issued 338,121 shares of restricted common stock for recourse notes totaling $164,116. The shares were issued with a corresponding note receivable, a recourse loan that was collateralized by the underlying shares. The Company plans to enforce the recourse terms for the holders. As such, in accordance with ASC 505-10-45-2, the Company recognized a subscription receivable of $165,719, inclusive of interest on the note, which is included as a contra-equity on the Company’s consolidated balance sheets. The Company recorded a corresponding restricted stock award liability of $162,747 for the potential settlement if the call right for the shares of restricted common stock is exercised and unvested shares repurchased. The Company reduced the liability and increased additional paid-in capital for the value of the note associated with vested shares no longer subject to the call right. As of March 31, 2024, the subscription receivable balance was $165,629 and the corresponding restricted stock award liability was $154,630.

During the three months ended March 31, 2024 and 2023, the Company recorded stock-based compensation pertaining to vesting of restricted common stock of $41,303 and $71,362, respectively.

During the three months ended March 31, 2024 and 2023, the Company repurchased restricted stock awards of 0 and 238,625 shares of common stock, respectively, for nominal value.

Warrants

The following is a summary of warrants for the three months ended March 31, 2024:

	Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2023	1,090,272	$2.67
Granted	2,145,000	0.01
Exercised	(125,000)	0.00
Forfeited	-	-
Outstanding as of March 31, 2024	3,110,272	$0.94

Exercisable as of March 31, 2024	965,272	$3.02

The weighted-average remaining term of the warrants outstanding was 7.74 years as of March 31, 2024.

In February 2024, 125,000 placement agent warrants were exercised for shares of common stock for proceeds of $5,832.

Magna Warrant

On February 1, 2024, Serve entered into a Master Services Agreement (the “MSA”) with Magna New Mobility USA, Inc. (“Magna”), retroactively effective as of January 15, 2024 (the “Effective Date”).

In connection with the strategic partnership with Magna, on February 7, 2024, the Company issued to Magna a warrant (the “Magna Warrant”) to purchase up to 2,145,000 shares of its common stock (the “Magna Warrant Shares”), subject to at an exercise price of $0.01 per share. The warrants were issued pursuant to a production agreement executed in connection with the MSA between the parties in April 2024 whereby Magna will assist the Company in assembly of robotic delivery vehicles.

The Magna Warrant will be exercisable in two equal tranches: (i) the first tranche will become exercisable no later than May 15, 2024, subject to certain conditions; and (ii) the second tranche will become exercisable upon Magna’s achievement of a certain manufacturing milestone as set forth in a production and purchase agreement to be entered into with respect to the contract manufacturing of our autonomous delivery robots by Magna or its affiliates. Notwithstanding the foregoing, the Magna Warrant Shares will vest and become exercisable upon any “change of control” (as defined in the Magna Warrant).

The fair value of the Magna Warrant was $8,566,184, which was valued using the Black-Scholes pricing model using the range of inputs as indicated below:

Risk-free interest rate	4.09%
Expected term (in years)	10.0
Expected volatility	75.0%
Expected dividend yield	0%

The Company recognized $4,182,543 in stock-based compensation expense pertaining to these warrants during the three months ended March 31, 2024 based on the vesting conditions noted above and the Company’s estimations of when the services will be completed. The Company recorded the expense to research and development expense in the consolidated statements of operations.

9. STOCK-BASED COMPENSATION

2023 Equity Incentive Plan

The 2023 Equity Incentive Plan (the “2023 Plan”) permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”) and stock bonus awards (all such types of awards, collectively, “stock awards”).

Subject to adjustments as set forth in the 2023 Plan, the maximum aggregate number of shares of common stock that may be issued under the 2023 Plan will not exceed 1,594,800 shares.

Serve Robotics 2021 Equity Incentive Plan

The Company has adopted the Serve Robotics 2021 Equity Incentive Plan (the “2021 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 4,870,663 shares as of March 31, 2024. As of March 31, 2024, there were 52,627 shares available for grant under the 2021 Plan. Stock options granted under the 2021 Plan typically vest over a four-year period, with a one-year cliff as well as via specified milestones.

A summary of information related to stock options for the three months ended March 31, 2024 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	1,515,386	$0.61	$5,111,928
Granted	-	-
Exercised	-	-
Forfeited	(14,045)	0.50
Outstanding as of March 31, 2024	1,501,341	$0.61	$5,062,741

Exercisable as of March 31, 2024	853,478	$0.61	$2,865,304
Exercisable and expected to vest at March 31, 2024	1,501,341	$0.61	$5,062,741

As of March 31, 2024, the weighted average duration to expiration of outstanding options was 8.24 years.

Stock-based compensation expense for stock options of $29,266 and $22,581 was recognized under ASC 718 for the three months ended March 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to approximately $335,000 as of March 31, 2024, which will be recognized over a weighted average period of 2.25 years.

Classification

Stock-based compensation expense for stock options, restricted common stock (Note 8) and the Magna Warrant (Note 8) was classified in the statements of operations as follows:

	Three Months Ended
	March 31,
	2024	2023
General and administrative	$6,596	$9,980
Operations	6,511	8,428
Research and development	4,239,748	72,271
Sales and marketing	2,577	3,264
	$4,255,432	$93,943

10. COMMITMENTS AND CONTINGENCIES

Leases – Right of Use Asset and Liability

The Company’s operating lease agreements include office and warehouse space. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The components of lease costs are as follows:

		Three Months Ended
		March 31,
Type	Financial Statement Line Item	2024	2023
Operating lease	General and administrative	$8,863	$209,386
Operating lease	Operations	59,645	-
Operating lease	Research and development	32,231	-
Total lease costs		$100,739	$209,386

Supplemental cash flow information related to leases are as follows:

	Three Months Ended
	March 31,
	2024	2023
Operating cash flows paid for operating leases	$139,077	$136,266
Right-of-use assets obtained in exchange for operating lease obligations	$-	$-

Supplemental balance sheet information related to leases are as follows:

	March 31,	December 31,
	2024	2023
Weighted-average remaining lease term (in years)	1.05	1.30
Weighted-average discount rate	7.25%	7.25%

Finance Lease – Failed Sales-Leaseback

In November 2022, the Company entered into a lease agreement with Farnam Capital for its robot assets. As per ASC 842-40-25-1, the transaction was considered a failed sales-leaseback and therefore the lease was accounted for as a financing agreement. The outstanding liability at March 31, 2024 was $2,335,796. The Company has the option to purchase the assets at the end of the lease for 45% of the original equipment cost.

Commitments

On December 31, 2021, the Company entered into a strategic supply agreement with a manufacturer of component parts used for the Company’s robot assets. The agreement originally called for the Company to make a minimum of $2.30 million in purchases over a two-year period ending December 2023. At the end of the two-year period, the manufacturer was permitted to invoice the Company for any shortfall in orders. This agreement was extended in January 2024, pursuant to which half of the required $2.30 million is to be purchased in 2024 and the other half by December 31, 2025. The Company has minimum spend agreements related to simulation software and storage services. The purchase commitments extend for a period of two to three years.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

On April 17, 2024, the Company entered into an underwriting agreement with Aegis Capital Corp. in connection with the Offering. The Company’s net proceeds from the Offering, after deducting the underwriting discount and other estimated offering expenses payable by the Company, were approximately $35.7 million. As a result of the Offering, the Company’s Common Stock became listed on The Nasdaq Capital Market and now trades under the ticker symbol “SERV”.

Pursuant to the Underwriting Agreement, at the closing of the Offering on April 22, 2024, the Company issued to Aegis a warrant to purchase 500,000 shares of Common Stock (the “Representative’s Warrant”). The Representative’s Warrant is exercisable at a per share exercise price equal to $5.00 and is exercisable at any time and from time to time, in whole or in part, commencing October 14, 2024. The Representative’s Warrant expires on April 17, 2029.

Concurrently with the closing of Offering, the January Notes converted into 2,104,562 shares of common stock based upon a conversion price of $2.42 per share. Furthermore, the Company granted 63,479 Convertible Promissory Notes Offering Warrants to purchase common stock in connection with the January Notes at an exercise price of $2.42 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Serve Robotics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Serve Robotics Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s has sustained net losses, used cash flows from operations, and requires additional capital to operate. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

Newport Beach, California

February 29, 2024

We have served as the Company’s auditor since 2022

Serve Robotics Inc.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022
ASSETS
Current assets:
Cash	$6,756	$2,715,719
Accounts receivable	2,955	23,697
Inventory	774,349	618,262
Prepaid expenses	676,969	81,339
Total current assets	1,461,029	3,439,017
Property and equipment, net	48,422	3,376,427
Right of use asset	782,439	1,215,968
Deposits	512,659	512,659
Total assets	$2,804,549	$8,544,071

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,050,605	$162,034
Accrued liabilities	255,849	37,434
Note payable, current	1,000,000	1,000,000
Note payable - related party	70,000	-
Right of use liability, current portion	496,963	483,186
Lease liability, current portion	2,363,807	2,214,348
Total current liabilities	6,237,224	3,897,002
Note payable, net of current portion	230,933	1,214,600
Simple agreements for future equity	-	13,150,745
Restricted stock award liability	158,617	162,747
Right of use liability	211,181	708,143
Lease liability	-	1,862,980
Total liabilities	6,837,955	20,996,217

Commitments and contingencies (Note 12)

Stockholders’ equity (deficit):
Series Seed preferred stock, $0.0001 par value; 4,008,079(1) shares authorized, 0 and 3,091,672 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	309
Series Seed-1 preferred stock, $0.0001 par value; 3,037,227(1) shares authorized, 0 and 2,440,411 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	244
Series Seed-2 preferred stock, $0.0001 par value; 2,599,497(1) shares authorized, 0 and 2,088,696 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	209
Series Seed-3 preferred stock, $0.0001 par value; 445,347(1) shares authorized, 0 and 357,836 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	36
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2023	-	-
Common stock, $0.0001 par value; 300,000,000 shares authorized, 24,832,814 and 7,161,654 shares issued and 24,508,795 and 6,826,352 shares outstanding as of December 31, 2023 and 2022, respectively	2,450	683
Additional paid-in capital	64,468,141	31,232,737
Subscription receivable	(169,616)	(165,719)
Accumulated deficit	(68,334,381)	(43,520,645)
Total stockholders’ equity (deficit)	(4,033,406)	(12,452,146)
Total liabilities and stockholders’ equity (deficit)	2,804,549	8,544,071

(1)	The authorized shares of preferred stock in the consolidated balance sheets above reflect the historical authorized shares of Serve. Upon the Merger, shares issued and outstanding have been retroactively restated to reflect the exchange ratio of 0.8035 as described in Note 4.

See accompanying notes to these consolidated financial statements.

Serve Robotics Inc.

Consolidated Statements of Operations
For the Years Ended December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022
Revenues	$207,545	$107,819
Cost of revenues	1,730,262	1,148,426
Gross loss	(1,522,717)	(1,040,607)

Operating expenses:
General and administrative	4,618,499	3,786,124
Operations	2,564,930	2,035,063
Research and development	9,947,258	13,565,765
Sales and marketing	605,205	525,494
Impairment of long-lived assets	1,468,995	-
Total operating expenses	19,204,887	19,912,446

Loss from operations	(20,727,604)	(20,953,053)

Other income (expense), net:
Interest expense, net	(2,264,426)	(636,330)
Change in fair value of derivative liability	(149,000)	-
Change in fair value of simple agreements for future equity	(1,672,706)	(265,744)
Total other income (expense), net	(4,086,132)	(902,074)

Provision for income taxes	-	-
Net loss	(24,813,736)	(21,855,127)
	-
Weighted average common shares outstanding - basic and diluted	14,204,078	6,896,769
Net loss per common share - basic and diluted	(1.75)	(3.17)

See accompanying notes to these consolidated financial statements.

Serve Robotics Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2023 and 2022

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2021	2,834,033	$283	2,440,411	$244	2,088,696	$209	357,836	$36	7,111,123	$711	$29,984,430	$-	$(21,665,518)	$8,320,395
Issuance of Series Seed preferred stock	257,639	26	-	-	-	-	-	-	-	-	999,973	-	-	999,999
Restricted stock awards repurchased	-	-	-	-	-	-	-	-	(287,591)	(28)	28	-	-	-
Vested restricted stock purchased with recourse notes	-	-	-	-	-	-	-	-	2,820	-	4,250	(165,719)	-	(161,469)
Warrants issued in connection with note payable	-	-	-	-	-	-	-	-	-	-	49,000	-	-	49,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	195,056	-	-	195,056
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(21,855,127)	(21,855,127)
Balances at December 31, 2022	3,091,672	309	2,440,411	244	2,088,696	209	357,836	36	6,826,352	683	31,232,737	(165,719)	(43,520,645)	(12,452,146)
Issuance of common stock pursuant to private placement	-	-	-	-	-	-	-	-	3,040,140	304	12,160,256	-	-	12,160,560
Conversion of convertible note and derivative into common stock in connection with Merger	-	-	-	-	-	-	-	-	937,961	94	3,751,781	-	-	3,751,875
Conversion of SAFEs into common stock in connection with Merger	-	-	-	-	-	-	-	-	4,372,601	437	17,489,967	-	-	17,490,404
Conversion of preferred stock into common stock in connection with Merger	(3,091,672)	(309)	(2,440,411)	(244)	(2,088,696)	(209)	(357,836)	(36)	7,978,616	798	-	-	-	-
Patricia shares converted into common stock upon the Merger	-	-	-	-	-	-	-	-	1,500,000	150	(150)	-	-	-
Issuance of common stock pursuant to private placement offering, net of offering costs	-	-	-	-	-	-	-	-	143,531	14	574,110	-	-	574,124
Vested restricted stock purchased with recourse notes	-	-	-	-	-	-	-	-	11,194	-	13,735	(3,897)	-	9,838
Restricted stock awards repurchased	-	-	-	-	-	-	-	-	(319,118)	(32)	29	-	-	(3)
Warrants issued with convertible note	-	-	-	-	-	-	-	-	-	-	991,000	-	-	991,000
Exercise of warrants upon the Merger	-	-	-	-	-	-	-	-	17,518	2	(2)	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	544,375	-	-	544,375
Offering costs consists in connection with issuance of common stock pursuant to Merger	-	-	-	-	-	-	-	-	-	-	(2,289,697)	-	-	(2,289,697)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(24,813,736)	(24,813,736)
Balances at December 31, 2023	-	$-	-	$-	-	$-	-	$-	$24,508,795	$2,450	$64,468,141	$(169,616)	$(68,334,381)	$(4,033,406)

See accompanying notes to these consolidated financial statements.

Serve Robotics Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	Year Ended December 31
	2023	2022
Cash flows from operating activities:
Net loss	$(24,813,736)	$(21,855,127)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,863,924	388,139
Stock-based compensation	544,375	195,056
Change in fair value of simple agreements for future equity	1,672,706	265,744
Amortization of debt discount	1,811,798	13,600
Change in fair value of derivative liability	149,000	-
Impairment of long-lived assets	1,468,995	-
Interest on recourse loan	(3,897)	-
Changes in operating assets and liabilities:
Accounts receivable	20,742	(23,697)
Inventory	(156,087)	(154,840)
Prepaid expenses	(595,630)	(81,339)
Other current assets	-	11,163
Accounts payable	1,888,568	(174,278)
Accrued liabilities	228,020	37,434
Right of use liabilities, net	(49,656)	(24,641)
Net cash used in operating activities	(15,970,878)	(21,402,786)
Cash flows from investing activities:
Purchase of property and equipment	(4,914)	(3,644,950)
Deposits	-	(416,012)
Net cash used in investing activities	(4,914)	(4,060,962)
Cash flows from financing activities:
Proceeds from simple agreement for future equity	2,666,953	12,885,001
Proceeds from notes payable	750,000	2,500,000
Repayments of notes payable	(1,750,000)	(250,000)
Proceeds from convertible notes payable	2,798,410	-
Proceeds from notes payable, related party	519,000	-
Repayments of notes payable, related party	(449,000)	-
Proceeds from lease liability financing	-	4,455,852
Repayment of lease liability financing	(1,713,518)	(378,524)
Issuance of restricted common stock, net of repurchases	(3)	1,278
Issuance of common stock pursuant to Merger and private placement, net of offering costs	10,444,987	-
Issuance of Series Seed preferred stock	-	999,999
Net cash provided by financing activities	13,266,829	20,213,606
Net change in cash and cash equivalents	(2,708,963)	(5,250,142)
Cash and cash equivalents at beginning of year	2,715,719	7,965,861
Cash and cash equivalents at end of year	6,756	2,715,719

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	507,193	622,730

Supplemental disclosure of non-cash investing and financing activities:
Restricted stock award liability	-	162,747
Derivative liability in connection with convertible note	601,000	-
Debt discount issued as accrued liability	63,840	-
Conversion of simple agreement for future equity into common stock	17,490,404	-
Conversion of convertible note and derivative into common stock in connection with Merger	3,751,875	-
Warrants issued in connection with note payable	991,000	49,000
Subscription receivable	$-	$165,719

See accompanying notes to these consolidated financial statements.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

1.	NATURE OF OPERATIONS, HISTORY, ORGANIZATION AND BUSINESS

Serve Operating Co. (formerly known as Serve Robotics Inc.) (the “Company” or “Serve”) is a corporation formed on January 15, 2021 under the laws of the State of Delaware. The Company is developing next generation robots for last-mile delivery services. The Company is headquartered in Redwood City, California.

In February 2021, the Company entered into a contribution and license agreement with Postmates, LLC, a Delaware limited liability company (“Postmates”). Pursuant to the agreement, Postmates transferred over certain contracts and agreements, intellectual property and patents and hardware and equipment to the Company. As the contribution was without consideration, the agreement did not have any effect on the Company’s consolidated financial statements.

On July 31, 2023, a wholly-owned subsidiary of Patricia Acquisition Corp., a Delaware corporation incorporated on November 9, 2020 (“Patricia”), Serve Acquisition Corp., a corporation formed in the State of Delaware on July 10, 2023 (“Acquisition Sub”), merged with and into the Company. Pursuant to this transaction (the “Merger”), the Company was the surviving corporation and became Patricia’s wholly owned subsidiary, and all of the outstanding stock of Serve was converted into shares of Patricia’s common stock. All of Serve’s outstanding warrants and options were assumed by Patricia. In addition, on July 31, 2023, the board of directors of Patricia and all of its pre-Merger stockholders approved a restated certificate of incorporation, which was effective upon its filing with the Secretary of State of the State of Delaware on July 31, 2023, and through which Patricia changed its name to “Serve Robotics Inc.” Following the consummation of the Merger, Serve changed its name to “Serve Operating Co.”

As a result of the Merger, Patricia acquired the business of Serve and continued the existing business operations of Serve as a public reporting company under the name Serve Robotics Inc. In accordance with “reverse merger” or “reverse acquisition” accounting treatment, the Company was determined the accounting acquirer. Patricia’s historical financial statements before the Merger have been replaced with the historical financial statements of Serve before the Merger in filings with the SEC since the Merger unless otherwise noted.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $24,813,736 and $21,855,127 during the years ended December 31, 2023 and 2022, respectively, and had cash used in operations of $15,970,878 during the year ended December 31, 2023. The Company requires additional capital to operate and expects losses to continue for the foreseeable future. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern until it reaches profitability is dependent upon its ability to generate cash from operating activities and to raise additional capital to fund operations. Management plans to raise additional capital to fund operations through debt and/or equity financings. Through the issuance date of the consolidated financial statements, the Company has raised $5.0 million in convertible promissory notes (see Note 13). Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company may not be able to obtain financing on acceptable terms, or at all.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

3.	REVERSE MERGER ACCOUNTING

On July 31, 2023, Acquisition Sub, merged with and into the Company. Pursuant to the Merger, the Company was the surviving corporation and became Patricia’s wholly owned subsidiary, and all of the outstanding stock of Serve was converted into shares of Patricia’s common stock. All of Serve’s outstanding warrants and options were assumed by Patricia. Following the consummation of the Merger, Serve changed its name to “Serve Operating Co.”

The merger was accounted for as a reverse-merger, and recapitalization in accordance with generally accepted accounting principles in the United States (“GAAP”). Serve Robotics Inc. was the acquirer for financial reporting purposes and Patricia was the acquired company. Consequently, the assets and liabilities and the operations that are reflected in the historical financial statements prior to the merger are those of Serve Robotics Inc. and have been recorded at the historical cost basis of Serve Robotics Inc., and the financial statements after completion of the merger include the assets and liabilities of Patricia and Serve Robotics Inc., historical operations of Serve Robotics Inc. and operations of Patricia from the closing date of the merger. Common stock and the corresponding capital amounts of Patricia pre-merger were retroactively restated as capital stock shares reflecting the exchange ratio in the merger. In conjunction with the merger, the Company received no cash and assumed no liabilities from Patricia Acquisition Corp.

As a result of the Merger, each of Serve’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 0.8035 shares of Patricia’s common stock (the “Common Share Conversion Ratio”). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the Common Share Conversion Ratio. There was no effect on the number of shares of common stock or preferred stock authorized for issuance under the Company’s certificate of incorporation or the par value of such securities.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to GAAP. The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Serve Operating Co. and Serve Robotics Canada Inc. All inter-company transactions and balances have been eliminated on consolidation.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, impairment of long-lived assets, right-of-use assets and liabilities, stock-based compensation and allocation of costs of revenue. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2023 and 2022, the Company’s cash and cash equivalents were held at one accredited financial institution.

Concentrations

During the years ended December 31, 2023 and 2022, one customer accounted for 71% and 50% of revenue, respectively. The loss of this customer may have a material effect on the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

The carrying values of the Company’s accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

See Notes 5 and 8 for fair value disclosures of future equity obligations.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. The Company accounts for allowance for doubtful accounts under Accounting Standards Codification (“ASC”) 310-10-35. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company determined there was no allowance for doubtful accounts necessary.

Inventory

Inventory is stated at the lower of cost or market value and accounted for using the specific identification cost method. As of December 31, 2023 and 2022, inventory primarily consists of robotic component parts from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment annually and did not record a reserve for obsolete inventory for the years ended December 31, 2023 and 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of the asset, which is three (3) to five (5) years for office equipment and two (2) years for the Company’s robot assets. Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statement of operations in the period of disposal.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of ASC 360-10-35, Property, Plant and Equipment, Impairment or Disposal of Long-lived Assets. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

At December 31, 2023, management determined that certain events and circumstances occurred that indicated that the carrying value of the Company’s robot assets may not be recoverable. Based on the undiscounted cash flows over the remaining depreciable life, management determined an impairment of the remaining carrying value totaling $1,468,995 was necessary.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023 and 2022, there were no deferred offering costs.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet, except when subscription receivable is not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under ASC 505-10-45-2, in which case, the subscription is reclassified as a contra account to stockholders’ equity (deficit) on the consolidated balance sheet.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation (“ASC 718”). The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as incurred. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue Recognition

The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has generated initial revenues from its delivery services as well as branding fees. For delivery services, the Company satisfies its performance obligation when the delivery is complete, which is the point in time control of the delivered product transfers to the customer. The Company recognizes branding fees over time as performance obligations are completed over the term of the agreement.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

During the year ended December 31, 2023, delivery revenue was $146,462, branding fees were $45,250 and other revenue was $15,833, respectively. During the year ended December 31, 2022, delivery revenue was $54,423 and branding fees were $53,575, respectively.

Cost of Revenue

Cost of revenue consists primarily of allocations of depreciation on robot assets used for revenue-producing activities, personnel time related to revenue-producing activities, and costs related to data, software and similar costs that allow the robots to function as intended and for the Company to communicate with the robots while in service.

Sales and Marketing

Sales and marketing expenses include personnel costs and public relations expenses. Advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expense were approximately $184,000 and $128,000 for the years ended December 31, 2023 and 2022, respectively.

Operations

Operations expenses primarily consist of costs for field operations personnel.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate expenses and general insurance. General and administrative expenses also include depreciation on property and equipment as well as amortization of right of use assets. These costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred. Research and development costs include product design, hardware and software costs.

Leases

The Company accounts for leases under ASC 842 – Leases. The company does not apply the recognition requirements for leases with a term of twelve months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i)	there is an identified asset

(ii)	the Company obtains substantially all of the economic benefits of the asset

(iii)	the Company has the right to direct the use of the asset

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

The Company’s operating lease agreements include office and warehouse space. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition. (See Note 12).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 is as follows:

	December 31
	2023	2022
Series Seed preferred stock (convertible to common stock)	-	3,091,672
Series Seed-1 preferred stock (convertible to common stock)	-	2,440,412
Series Seed-2 preferred stock (convertible to common stock)	-	2,088,696
Series Seed-3 preferred stock (convertible to common stock)	-	357,836
Common stock warrants	1,090,272	54,203
Preferred stock warrants	-	128,819
Stock options	1,515,386	861,309
Unvested restricted common stock	324,019	-
Total potentially dilutive shares	2,929,677	9,022,947

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Excluded in the table of December 31, 2022 are the number of shares that would be issuable upon the conversion of Simple Agreements for Future Equity, for which the number of shares are indeterminable as of December 31, 2022. Upon consummation of the Merger, all outstanding SAFEs were converted into 4,372,601 shares of common stock (see Notes 5, 8 and 9).

Upon the Merger, all outstanding shares of preferred stock were converted into an aggregate of 7,978,616 shares of common stock. Furthermore, all outstanding warrants to purchase shares of Series Seed preferred stock were converted into 128,819 warrants to purchase shares of common stock.

Recently Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements as of December 31, 2022 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Simple agreement for future equity	$-	$-	$-	$-
Derivative liability	-	-	-	-
	$-	$-	$-	$-

	Fair Value Measurements as of December 31, 2022 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Simple agreement for future equity	$-	$-	$13,150,745	$13,150,745
	$-	$-	$13,150,745	$13,150,745

Simple Agreements for Future Equity

The Company measures the simple agreements for future equity (“SAFE or “SAFEs”) at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of settlement outcomes include unobservable Level 3 inputs.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2022, the Company assumed a 85% probability of a liquidity and/or equity financing events as the primary ultimate settlement outcomes of the future equity obligations. Immediately prior to the Merger, the Company revalued the remaining outstanding SAFEs using a 100% probability of an equity financing and $4.00 as the fair value of the underlying common stock (see Note 9). Upon the Merger, the SAFEs converted into 4,372,601 shares of common stock at a fair value of $17,490,404.

Derivative Liability

In connection with the Company’s convertible notes, the Company recorded a derivative liability (see Note 7). The estimated fair value of the derivative liability is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The fair value of the derivative liability is valued using a probability-weighted scenario analysis utilizing the terms of the notes and assumptions regarding cash settlement or conversion to equity. Immediately prior to the Merger, the Company determined a 100% probability of conversion into equity.

The following table sets forth a summary of changes in the fair value of our Level 3 financial instrument liabilities for the years ended December 31, 2023 and 2022:

	Simple Agreement	Embedded
	For Future Equity	Derivative Liability	Total
Outstanding as of December 31, 2021	$-	$-	$-
Issuance of simple agreements for future equity	12,885,001	-	12,885,001
Change in fair value	265,744	-	265,744
Outstanding as of December 31, 2021	13,150,745	-	13,150,745
Issuance of simple agreements for future equity	2,666,953	-	2,666,953
Issuance of embedded derivative liability	-	601,000	601,000
Change in fair value	1,672,706	149,000	1,821,706
Conversion to common stock upon Merger	(17,490,404)	(750,000)	(18,240,404)
Outstanding as of December 31, 2023	$-	$-	$-

6.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment:

	December 31
	2023	2022
Office equipment	$250,661	$245,747
Robot assets	2,092,293	3,561,288
Total	2,342,954	3,807,035
Less: accumulated depreciation	(2,294,532)	(430,608)
Property and equipment, net	$48,422	$3,376,427

Depreciation expense was $1,863,924 and $388,139 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Company fully impaired the carrying amount of the robot assets pursuant to its annual impairment assessment. The Company recorded an impairment expense of $1,468,995.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

7.	NOTE PAYABLE

Silicon Valley Bank

In March 2022, the Company entered into a promissory note with Silicon Valley Bank (“SVB”) for a principal amount of $2,500,000. The note matures on March 1, 2025 and bears interest at the greater of 3.25% or prime rate. The loan had interest-only payments through September 2022, and then requires monthly principal payments of $83,333, plus interest, beginning October 2022. During the years ended December 31, 2023 and 2022, the Company made repayments of $1,000,000 and $250,000, and $1,250,000 and $2,250,000 remained outstanding, all respectively. Interest expense was $72,639 and $58,463 for the years ended December 31, 2023 and 2022, respectively, all of which were paid. The note is subject to subordination related to financed assets of the Company.

In connection with the note, the Company issued SVB 40,292 warrants to purchase common stock. The warrants have an exercise price of $0.49 per share, are immediately exercisable and have a term of 12 years. The fair value of the warrant was $49,000, which was recognized as a debt discount and will be amortized to interest expense over the life of the note. During the years ended December 31, 2023 and 2022, amortization of debt discount was $16,333 and $13,600, respectively. During 2023, SVB exercised 40,292 warrants through a cashless exercise, which resulted in the issuance of 17,518 shares of the Company’s common stock.

As of December 31, 2023 and 2022, note payable, net of unamortized discount of $19,067 and $35,400, was $1,230,933 and 2,214,600, all respectively.

Short-Term Notes

Prior to the Merger, the Company received $750,000 in proceeds from short-term notes. The loans accrued interest on the unpaid principal amount at a rate of 18% per annum. Each holder of the notes (with the exception of one) was entitled to an exit fee equal to 16% of the stated principal amount of such holder’s note, less the total amount of interest that accrued on such note prior to the closing of the Merger (the “Exit Fee”). Upon the Merger, the Company fully repaid the notes and exit fee for a total of $870,015.

Convertible Note Payable

In April 2023, the Company entered into bridge financing totaling $3,001,500 in principal for which the Company received $2,798,410 in net proceeds (the “April Notes”), after deducting offering costs of $203,090. The April Notes bore interest at 10% per annum and were payable six months from the date of the bridge financing, subject to conversion. The April Notes were convertible into shares of common stock at a conversion price equal to 80% of the price per the PIPE offering (the “Private Placement”), which initially closed simultaneously with the Merger on July 31, 2023 (see Note 9). Upon the closing of the Merger and the initial closing of the Private Placement, the outstanding principal amount of the Bridge Notes was automatically converted into 937,961 shares of common stock at a conversion price of $3.20 per share. Furthermore, accrued interest on the April Notes were forgiven; therefore, no interest was recognized as of the closing of the Merger.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

The Company evaluated the terms of the conversion features of the April Notes as noted above in accordance with ASC Topic No. 815 – 40, Derivatives and Hedging – Contracts in Entity’s Own Stock, and determined they are not indexed to the Company’s common stock and that the conversion feature, which is akin to a redemption feature, meet the definition of a liability. The notes contain an indeterminate number of shares to settle with conversion options outside of the Company’s control. Therefore, the Company bifurcated the conversion feature and accounted for it as a separate derivative liability. Upon issuance of the April Notes, the Company recognized a derivative liability at a fair value of $601,000 (see Note 5), which was recorded as a debt discount and was amortized over the life of the notes. Upon the Merger and the Private Placement, the derivative liability had a fair value of $750,000, which was recorded to additional paid-in capital in connection with the conversion of the underlying notes.

For the year ended December 31, 2023, the Company amortized $804,465 of the debt discount to interest expense. Upon the Merger, the outstanding balances were converted to 937,961 shares of common stock, and there were no remaining balances due.

In connection with the April Notes, the Company recorded a charge of $991,000 based on contingent warrants issued upon conversion. See Note 10.

Note Payable – Related Party

In June and July 2023, the Company issued senior secured promissory notes with its Chief Executive Officer for which the Company received $449,000 in proceeds. The notes bore interest at 7.67% per annum.

In connection with these notes, the Company agreed to pay an exit fee upon repayment of the note equal to 16% of the principal, less the total interest that accrued until repayment. Upon the Merger, the Company fully repaid the notes and exit fee for a total of $520,840.

In December 2023, the Company issued a senior secured promissory note to its Chief Executive Officer for which Serve received $70,000 in proceeds. The note bore interest at 7.67% per annum. The note was outstanding as of December 31, 2023 and fully repaid on January 3, 2024.

8.	FUTURE EQUITY OBLIGATIONS

During 2022, the Company issued SAFEs for an aggregate purchase amount of $12,885,001 to investors of Serve (the “2022 SAFEs”). The 2022 agreements, which provide the right of the investors to future equity in the Company, were subject to a valuation cap of $65.0 million with an 80% discount rate for $2,300,000 of the purchase amount with the remaining agreements being uncapped with a 90% discount rate. The agreements had a discount rate of 80%.

In 2023, the Company entered into SAFEs for aggregate purchase amounts of $2,666,953. The 2023 agreements, which provide the right of the investors to future equity in the Company, were subject to a valuation cap of $65 million. The agreements had a discount rate of 80%.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

In 2023, the terms of certain 2022 SAFE agreements were modified where previously uncapped agreements were amended to a valuation cap of $80 million. Furthermore, the discount rates were amended from 90% to 80%. The amendments were accounted for as a modification. The SAFEs were marked-to-market, and the effects of modification was included in the change in fair value of SAFEs for the year ended December 31, 2023.

Upon the Merger in July 2023, all remaining outstanding SAFEs were converted into 4,372,601 shares of common stock.

As of December 31, 2023 and 2022, the fair value of SAFEs was $0 and $13,150,745, respectively. See Note 6 for fair value disclosures.

9.	STOCKHOLDERS’ EQUITY

Preferred Stock

Before the consummation of the Merger, the Company had issued Series Seed, Series Seed-1, Series Seed-2 and Series Seed-3 convertible preferred stock (collectively referred to as “Pre-Merger Preferred Stock”). The Company’s certificate of incorporation, as amended and restated, had authorized the Company to issue a total of 10,090,150 shares of Pre-Merger Preferred Stock, of which 4,008,079 shares were designated as Series Seed Preferred Stock, 3,037,227 shares were designated as Series Seed-1 Preferred Stock, 2,599,497 shares were designated as Series Seed-2 Preferred Stock and 445,347 shares were designated as Series Seed-3 Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The liquidation preferences were as follows:

	December 31
	2023	2022
Series Seed preferred stock	$-	$11,999,997
Series Seed-1 preferred stock	-	3,699,950
Series Seed-2 preferred stock	-	5,674,962
Series Seed-3 preferred stock	-	1,250,000
	$-	$22,624,909

Upon the Merger, there were 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized for issuance.

Transactions

In February 2022, the Company issued 257,639 shares of Series Seed Preferred Stock for gross proceeds of $999,999, or $3.88 per share.

Upon consummation of the Merger in July 2023, all shares of Serve Preferred Stock were converted into 7,978,616 shares of common stock of the newly merged entity.

Common Stock

Upon the Merger, the Company has authorized 300,000,000 shares of common stock, par value $0.0001 per share.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Dividend Rights

Subject to applicable law and the rights and preferences, if any, of any holders of any outstanding series of preferred stock, the holders of our common stock are entitled to receive dividends if our Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine, payable either in cash, in property or in shares of capital stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote on such amendment pursuant to the amended and restated certificate (including any certificate of designation relating to any series of preferred stock). We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Transactions

Immediately following the Merger, the Company issued 2,782,378 shares of common stock pursuant to a private placement offering for gross proceeds of $11,129,512, or at a purchase price of $4.00 per share. On August 31, 2023, the Company issued an additional 257,762 shares of common stock pursuant to the private placement offering for gross proceeds of $1,031,048, or $4.00 per share. The private placement offerings are referred to herein as the “Private Placement.”

Upon consummation of the Merger, Patricia’s predecessor shares converted into 1,500,000 shares of common stock of the newly merged entity.

Upon consummation of the Merger, all outstanding SAFEs were converted into 4,372,601 shares of common stock (see Notes 5 and 8).

Upon consummation of the Merger, the outstanding convertible note was converted into 937,961 shares of common stock (see Note 7).

Upon consummation of the Merger, all shares of Serve Preferred Stock were converted into 7,978,616 shares of common stock.

On October 26, 2023, the Company completed a subsequent closing of the Private Placement and issued 143,531 shares of common stock for gross proceeds of $547,123, or $4.00 per share. The Company received $529,127 in net proceeds.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

Restricted Common Stock

During 2022, the Company issued 338,121 shares of restricted common stock for recourse notes totaling $164,116. The shares were issued with a corresponding note receivable, a recourse loan that was collateralized by the underlying shares. The Company plans to enforce the recourse terms for the holders. As such, in accordance with ASC 505-10-45-2, the Company recognized a subscription receivable of $165,719, inclusive of interest on the note, which is included as a contra-equity on the consolidated balance sheets. The Company recorded a corresponding restricted stock award liability of $162,747 for the potential settlement if the call right for the shares of restricted common stock is exercised and unvested shares repurchased. The Company reduced the liability and increased additional paid-in capital for the value of the note associated with vested shares no longer subject to the call right. During the years ended December 31, 2023 and 2022, 11,194 and 2,820 shares of restricted common stock vested for a value of $13,735 and $4,250, all respectively. As of December 31, 2023 and 2022, the subscription receivable balance was $169,616 and 165,719 and the corresponding restricted stock award liability were $158,617 and 162,747, all respectively.

Prior to December 31, 2023, the Company has issued 6,842,490 shares of common stock subject to vesting requirements, whereby the Company can repurchase unvested shares at its option upon an employees termination. As of December 31, 2023, 2,877,761 shares remained unvested and will vest over approximately 1.6 years.

During the years ended December 31, 2023 and 2022, the Company recorded stock-based compensation pertaining to vesting of restricted common stock of $263,893 and $141,446, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to approximately $638,000 as of December 31, 2023.

During the years ended December 31, 2023 and 2022, the Company repurchased restricted stock awards of 319,118 and 287,591 shares of common stock, respectively, for nominal value.

Warrants

Upon the consummation of the Merger, (i) warrants to purchase 17,314 shares of Serve’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 13,911 shares of Patricia’s common stock, and (ii) warrants to purchase 160,323 shares of Serve’s Series Seed preferred stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 128,819 shares of Patricia’s common stock.

In connection with the April Notes (see Note 7), the Company granted each holder warrants to purchase common stock equal to 50% of the number of shares of common stock into which the loan is convertible at an exercise price of $3.20 per share. Furthermore, the Company granted warrants to the Bridge Brokers equal to 8% of the number of shares of common stock into which April Notes, other than those purchased by insider investors, would convert at the closing of the Merger, with an exercise price of $3.20 per share. As the issuance of the warrants noted above were contingent on the closing of the Merger, they were not considered granted until July 31, 2023. Upon the closing of the Merger, the Company issued 468,971 warrants to the holders of the April Notes and 74,662 warrants to the Bridge Brokers. The Company calculated the fair value of the warrants using a Black-Scholes pricing model. The Company valued the warrants using a common stock fair value of $4.00, exercise price of $3.20 per share, a term of five years, a volatility of 75% and a risk-free interest rate of 4.18%. The Company recognized a note discount for $991,000 in relation to the warrants, which was immediately recognized in interest expense as of the note conversion date on July 31, 2023. As of December 31, 2023, all of the warrants were outstanding and were immediately exercisable.

In connection with the Private Placement as of December 31, 2023, the Company granted an additional 403,909 warrants to purchase common stock to the placement agents. Of these, 153,909 warrants had an exercise price of $4.00 per share and 250,000 warrants had an exercise price of $0.001 per share. The warrants are immediately exercisable. The warrants are both an increase to additional paid-in capital and net against the proceeds of the offering for a net zero effect to additional paid-in capital.

As of December 31, 2023, there were an aggregate of 1,090,272 warrants to purchase common stock outstanding with a weighted-average exercise price of $2.67 per share and a weighted-average remaining term of 3.2 years.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

10.	STOCK-BASED COMPENSATION

2023 Equity Incentive Plan

The 2023 Equity Incentive Plan (the “2023 Plan”) permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”) and stock bonus awards (all such types of awards, collectively, “stock awards”).

Subject to adjustments as set forth in the 2023 Plan, the maximum aggregate number of shares of common stock that may be issued under the 2023 Plan will not exceed 1,594,800 shares. The shares may be authorized, but unissued, or reacquired common stock. Furthermore, subject to adjustments as set forth in the 2023 Plan, in no event shall the maximum aggregate number of shares that may be issued under the 2023 Plan pursuant to Incentive Stock Options exceed the number set forth above plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the 2023 Plan.

The number of shares available for issuance under the 2023 Plan may, at the discretion of the Plan Administrator (as defined below), be increased on October 1st of each fiscal year beginning with the 2023 fiscal year until the 2023 Plan terminates, in each case, in an amount equal to the lesser of (i) at the discretion of our Board, 4% of the shares of common stock issued and outstanding on the last day of the immediately preceding month on a fully-diluted and as-converted basis and (ii) such other number of shares determined by our Board.

To the extent, stock awards or awards or shares issued under the 2021 Plan that are assumed by the Company pursuant to the Merger Agreement (“Existing Plan Awards”) expire or are forfeited or becomes unexerciseable for any reason without having been exercised in full, or are surrendered pursuant to an exchange program (as defined in the 2023 Plan), the unissued shares that were subject thereto shall continue to be available under the 2023 Plan for issuance pursuant to future stock awards. In addition, any shares which are retained by us upon exercise of a stock award or Existing Plan Award in order to satisfy the exercise or purchase price for such stock award or Existing Plan Award or any withholding taxes due with respect to such stock award or Existing Plan Award shall be treated as not issued and shall continue to be available under the 2023 Plan for issuance pursuant to future stock awards. Shares issued under the 2023 Plan or an Existing Plan Award and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for the shares (including without limitation upon forfeiture to or repurchase by us in connection with a participant ceasing to be a service provider) shall again be available for future grant under the 2023 Plan. To the extent a stock award under the 2023 Plan or Existing Plan Award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2023 Plan.

Serve Robotics 2021 Equity Incentive Plan

The Company has adopted the Serve Robotics 2021 Equity Incentive Plan (“2021 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 4,870,663 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of December 31, 2023, there were 38,582 shares available for grant under the 2021 Plan. Stock options granted under the 2021 Plan typically vest over a four-year period, with a one-year cliff as well as via specified milestones.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

A summary of information related to stock options for the years ended December 31, 2023 and 2022 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	590,073	$0.49	$-
Granted	639,682	0.49
Exercised	-	-
Forfeited	(368,446)	-
Outstanding as of December 31, 2022	861,309	0.49	-
Granted	765,477	0.75
Exercised	-	-
Forfeited	(111,400)	0.60
Outstanding as of December 31, 2023	1,515,386	0.61	5,111,928
Exercisable as of December 31, 2023	722,264	0.66	2,413,853
Exercisable and expected to vest at December 31, 2023	1,515,386	$0.61	$5,111,928

As of December 31, 2023, the weighted average duration to expiration of outstanding options was 8.50 years.

Stock-based compensation expense for stock options of $280,482 and $57,860 was recognized for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to approximately $356,000 as of December 31, 2023, which will be recognized over a weighted average period of 2.50 years.

The stock options were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Years Ended
	December 31
	2023	2022
Risk-free interest rate	3.58% - 3.91%	2.98%
Expected term (in years)	5.52-6.27%	6.0-6.3%
Expected volatility	75.0%	79.1%
Expected dividend yield	0%	0%

The weighted average grant date fair value of options granted during 2023 and 2023 were $0.41 and $0.27, respectively.

Classification

Stock-based compensation expense for stock options and restricted common stock (Note 9) was classified in the statements of operations as follows:

	Years Ended
	December 31
	2023	2022
General and administrative	$59,002	$23,650
Operations	49,139	14,625
Research and development	416,838	152,739
Sales and marketing	19,396	4,042
	$544,375	$195,056

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

11.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards and temporary differences from capitalized research and development costs under tax purposes. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $14,412,164 and $9,026,439, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$11,896,550	$8,940,441
Capitalized research and development costs	2,516,557	-
Other temporary differences	(943)	85,998
Valuation allowance	(14,412,164)	(9,026,439)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended 2023 and 2022, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $14,412,164 and $9,026,439 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $5,385,725 and $6,043,682 during the periods ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $42,321,416 and $31,805,199, respectively, and net operating loss carryforwards do not expire under current tax regulations.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2023 tax years remain open to examination.

12.	COMMITMENTS AND CONTINGENCIES

Leases – Right of Use Asset and Liability

The Company has three leases for office and warehouse space with monthly ranging from $9,862 to $18,358, and terms expiring prior to August 31, 2025.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

The components of lease costs are as follows:

		Years Ended
	Financial Statement	December 31
Type	Line Item	2023	2022
Operating lease	General and administrative	$49,810	$621,388
Operating lease	Operations	665,961	-
Operating lease	Research and development	217,890	-
Total lease costs		$933,661	$621,388

Supplemental cash flow information related to leases are as follows:

	Years Ended
	December 31
	2023	2022
Operating cash flows paid for operating leases	$550,470	$381,457
Right-of-use assets obtained in exchange for operating lease obligations	$-	$1,535,230

Supplemental information related to leases are as follows:

	December 31
	2023	2022
Weighted-average remaining lease term (in years)	1.30	2.30
Weighted-average discount rate	7.25	7.25

Future minimum payments under operating leases as of December 31, 2023, are as follows:

2024	$527,983
2025	214,775
Total undiscounted future cash flows	742,758
Less: imputed interest	(34,614)
Total	$708,144

Finance Lease – Failed Sales-Leaseback

In November 2022, the Company entered into a lease agreement with Farnam Capital for its second-generation of robot assets. As per ASC 842-40-25-1, the transaction was considered a failed sales-leaseback and therefore the lease was accounted for as a financing agreement. In total, the Company received proceeds of $4,455,852 related to robot assets constructed with the same value that are held as collateral. The agreement calls for monthly payments through October 31, 2024 of $189,262 and required a security deposit of $378,524. During the years ended December 31, 2023 and 2022, the Company made repayments totaling $1,713,521 and $378,524, respectively. The outstanding liability at December 31, 2023 and 2022 was $2,363,807 and $4,077,328, respectively. The Company has the option to purchase the assets at the end of the lease for 45% of the original equipment cost, and there was a partial purchase of 20%. In December 2023, the Company entered into a modification that would modify and extend the lease payments subject to certain conditions being met; however, based on the terms of the modification as of December 31, 2023, all remaining lease payments were to be in 2024.

Minimum Purchase Commitments

On December 31, 2021, the Company entered into a strategic supply agreement with a manufacturer of component parts used for the Company’s robot assets. The agreement calls for a minimum of $2.30 million in purchases over a two-year period ending December 2023. At the end of the two-year period, the vendor may invoice the Company for any shortfall in orders. As of December 31, 2023, the minimum purchase commitment was extended one year.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Serve Robotics Inc.

Notes to the Consolidated Financial Statements

13.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 29, 2024, the date the condensed financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these condensed financial statements, other than as reported below.

Convertible Debt

At an initial closing on January 2, 2024 and subsequent closings on January 12, 2024, January 22, 2024 and January 26, 2024, the Company issued to certain accredited investors convertible promissory notes, for which the Company received an aggregate of $5.0 million in proceeds. The convertible promissory notes bear interest at a rate of 6.00% per year, compounded annually, and are due and payable upon request by each investor on or after the 12-month anniversary of the original issuance date of each note. The Company may not prepay or repay the notes in cash without the consent of the investors. The notes convert upon a qualified offering into common stock at the lesser of the price paid per share multiplied by 75% or the quotient resulting from dividing $80,000,000 by the outstanding shares of common stock on a fully diluted basis prior to the financing. If the Company consummates a financing that does not constitute a qualified financing, the holders can elect to treat such as a qualified financing and convert at the same terms as if such was a qualified financing. The holders may also elect to convert, at any time, at a quotient by dividing $80,000,000 by the outstanding shares of common stock on a fully diluted basis.

License and Services Agreement

On February 20, 2024, Serve entered into a License and Services Agreement (the “LSA”) with Magna as a part of a strategic partnership with Magna. Pursuant to the LSA, Serve, as an independent contractor of Magna, agreed to (i) grant a non-exclusive license to the Serve AMR Technology in the Licensed Fields of Use (each as defined in the LSA) to Magna and its affiliates and (ii) provide all reasonable engineering, technical and related support services that Magna may request from time to time in writing and in furtherance of commercialization of the Serve AMR Technology and products (including software) using, practicing, or incorporating the Serve AMR Technology, and manufactured using, practicing or incorporating the Serve AMR Technology (such services and support, the “Development Services”). Except as expressly set forth in the LSA, any Development Services shall be provided under the MSA (as defined below) and, if expired or terminated, under terms and conditions that are consistent with the terms therein. The term of the LSA will continue unless terminated by either party pursuant to and in accordance with the terms and conditions set forth in the LSA.

Master Services Agreement

On February 1, 2024, Serve entered into a Master Services Agreement (the “MSA”) with Magna, retroactively effective as of January 15, 2024 (the “Effective Date”). Pursuant to the MSA, Serve agreed to provide certain services to Magna as described in one or more statements of work (“SOWs”). Such SOWs will contain a description of the scope, the time to be spent on performance, the fees to be paid to Serve, the functional requirements and technical specifications and, to the extent applicable, the timetable, schedule or milestones for the performance of the requested services. Serve and Magna entered into the first SOW on the Effective Date. The term of the MSA commenced on the Effective Date and will continue for a term of three months, unless terminated earlier or mutually extended in accordance with its terms.

In connection with the strategic partnership with Magna, on February 7, 2024, we issued the Magna Warrant to purchase up to 2,145,000 shares of our common stock (the “Magna Warrant Shares”), subject to adjustments as provided therein, at an exercise price of $0.01 per share.

The Magna Warrant is exercisable in two equal tranches: (i) the first tranche became exercisable on May 15, 2024, subject to certain conditions; and (ii) the second tranche will become exercisable upon Magna’s achievement of a certain manufacturing milestone as set forth in a production and purchase agreement to be entered into with respect to the contract manufacturing of our autonomous delivery robots by Magna or its affiliates. Notwithstanding the foregoing, the Magna Warrant Shares will vest and become exercisable upon any “change of control” (as defined in the Magna Warrant).